SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CHIEF FINANCE AND INVESTOR RELATIONS OFFICE

Financial Statements

Financial, Social, and Environmental Balance Sheets

Consolidated

Annual Report

Financial Statements

Notes to the Financial Statements

Companhia Paranaense de Energia - COPEL

CNPJ/MF 76.483.817/0001 -20

State Taxpayer Number 10146326-50

Publicly-Traded Company - CVM 1431-1

www.copel.com copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

ANNUAL REPORT

AND

FINANCIAL STATEMENTS

December/2005

Summary

SUSTAINABILITY REPORT	5
1. INTRODUCTION	5
1.1 Message from the CEO	5
1.2 Reporting Standards	7
2. COMPANY PROFILE	8
2.1 Generation	10
2.2 Transmission	10
2.3 Distribution	11
2.4 Telecommunications	11
2.5 Corporate Partnerships	12
2.6 Products	14
2.7 COPEL in Figures	15
3. MAIN EVENTS	16
3.1 Regulatory Scenario of the Power Sector	16
3.2 COPEL Among the Most Sustainable Companies in Brazil	17
3.3 Greater Transparency in Public Tenders	17
3.4 Capital Raising	18
3.5 Greater Speed in Addressing Complaints	18
3.6 Sustainable Energy	18
3.7 Greater Transparency in Electricity Bills	19
3.8 Promoting the Kyoto Protocol	19
3.9 Main Certifications and Accolades	20
4. CORPORATE GOVERNANCE	22
4.1 Corporate Governance Structure and Good Practices	22
4.2 Planning and Strategic Frame of Reference	26
4.3 Capital Expenditure Program	29
4.4 Research and Development Program	29
4.5 Energy Efficiency Program	30
4.6 Relations with Shareholders	31
4.7 Risk Management	33
4.8 Information Technology	38
4.9 Auditing	39
5. OPERATIONAL PERFORMANCE	41
5.1 Power Market	41
5.2 Rates and Discount Policy	43
5.3 Overdue Bills	44
5.4 Power Supply Quality	45
5.5 Average Waiting Time	47
5.6 Losses	48
5.7 Energy Flowchart (in MWh)	49
6. ECONOMIC AND FINANCIAL PERFORMANCE	50
6.1 Net Operating Revenues	50
6.2 Operating Expenses	50
6.3 EBITDA	52
6.4 Financial Income	52
6.5 Indebtedness	53
6.6 Net Income	54
6.7 Cash Flows	54
6.8 Added Value	58
6.9 Stock Performance	59
6.10 Economic Value Added - EVA	61
7. ENVIRONMENTAL MANAGEMENT	63
7.1 Materials	63
7.2 Energy	63
7.3 Water	64
7.4 Biodiversity	65
7.5 Emissions, Effluents, and Waste	68
7.6 Compliance with Legal Requirements	72
7.7 Transportation	72
7.8 Indian Rights	73
SOCIAL PERFORMANCE	74
8.1 Management of Sustainability	74
8.2 Dialog and Engagement Channels	78
8.3 People Management	80
8.4 Customer Relations Management	83
8.5 Supplier Relations Management	84
8.6 Embracing the Global Compact Principles	85

8.7 Social Balance Sheet	87
9. MATRIX OF LOCATION OF GRI INDICATORS	91
10. THANKS	100
10.1 A Word of Thanks	100
10.2 Glossary of Words Used in this Report	102
FINANCIAL STATEMENTS	109
Balance Sheet - Assets	110
Balance Sheet - Liabilities and Shareholders’ Equity	111
Statement of Income	112
Statement of Changes in Shareholders’ Equity	113
Statement of Changes in Financial Position	114
Statement of Added Value	116
NOTES TO THE FINANCIAL STATEMENTS	118
1 Operations	118
2 Presentation of the Financial Statements	118
3 Consolidated Financial Statements	119
4 Main Accounting Practices	120
5 Cash in Hand	123
6 Consumers and Distributors	124
7 Provision for Doubtful Accounts	127
8 Services Provided to Third-Parties, Net	128
9 Dividends Receivable	128
10 CRC Transferred to the Government of the State of Paraná	129
11 Taxes and Social Contribution	130
12 Account for Compensation of	132
13 Regulatory Assets – PASEP/COFINS	134
14 Collaterals and Escrow Deposits	135
15 Other Receivables	136
16 Investees and Subsidiaries	137
17 Investments	138
18 Property, Plant, and Equipment	140
19 Loans and Financing	142
20 Debentures	147
21 Suppliers	154
22 Accrued Payroll Costs	157
23 Post Employment Benefits	158
24 Regulatory Charges	158
25 Other Accounts Payable	159
26 Provisions for Contingencies	160
27 Shareholders’ Equity	162
28 Operating Revenues	165
29 Deductions from Operating Revenues	166
30 Power Purchased for Resale	166
31 Payroll	167
32 Pension Plan and Healthcare Plan	167
33 Materials and Supplies	170
34 Raw Materials and Supplies for Power Generation	170
35 Natural Gas and Supplies for the Gas Business	171
36 Third-Party Services	171
37 Regulatory Charges	172
38 Other Operating Expenses	172
39 Financial Income (Losses)	173
40 Equity in Investees and Subsidiaries	173
41 Electric Energy Trading Chamber (CCEE)	174
42 Reconciliation of the Provision for Income Tax and Social Contribution	177
43 Financial Instruments	177
44 Related-Party Transactions	177
45 Insurance	182
46 Wholly-Owned Subsidiaries	185
47 Breakdown of the Statement of Changes in Financial Position	191
48 Subsequent Events	194
OPINION BY THE INDEPENDENT ACCOUNTANTS	196
AUDIT COMMITTEE REPORT	198
FISCAL COUNCIL REPORT	200

SUSTAINABILITY REPORT

1. INTRODUCTION

1.1 Message from the CEO

It is with great pride that we observe that, throughout its history, Companhia Paranaense de Energia -COPEL has been recognized and respected within the Brazilian power sector for its daring, innovative, and efficient spirit. The dynamic approach to challenges contributes to the pursuit of solutions to technical, operational, and economic issues that allow the Company to reach its goals and to achieve a promising outlook for corporate growth.

Given its social stature, COPEL believes its growth is tied to its ethical, responsible, and enterprising conduct. Thus, management has implemented a Corporate Citizenship and Sustainability Policy, which shall guide all the decisions and actions by the Company in the pursuit of internal sustainability, respect for all stakeholders, and wide promotion of diversity and ethics in the conduct of business. This Policy is supplemental to the Company’s Code of Ethical Conduct, and both include the principles of the Global Compact.

COPEL’s Corporate Sustainability Report features the most noteworthy facts of 2005, as well as the main improvements and accomplishments the Company has achieved in the areas of corporate governance, ethics, transparency, and social responsibility during the period.

COPEL, which has been remarkably engaged in upholding sustainability principles and practices, is a member of the United Nations’ Global Compact, an initiative which comprises over two thousand companies throughout the world, and stands among its most important promoters worldwide, with a distinguished record in all activities.

The Company was one of the few Brazilian institutions invited to participate in the Global Compact’s Summit Meeting in Shanghai, China, at the end of 2005, an opportunity COPEL has taken to formally reinforce its commitment to the ten principles of the Compact. COPEL’s practices under the principles which protect and ensure the dignity of work, managerial transparency, proper financial conduct, and protection of the environment have been continuously improved and consolidated, pillars as they are of the Company's profile.

Such commitment has been also recognized by the São Paulo Stock Exchange - Bovespa, which has included COPEL in the portfolio which comprises 28 companies picked to make up the Corporate Sustainability Index – CSI. Such index has been developed in cooperation with the International Finance

Corporation - IFC, and is similar to the Dow Jones Sustainability Indexes published by the New York Stock Exchange - NYSE.

Internationally, COPEL has been chosen to represent South America in the workgroup of the Global Reporting Initiative – GRI, which is charged with setting guidelines for the preparation of Sustainability Reports in the electric power sector. Also noteworthy are the actions taken by the Company to adapt and adjust its control mechanisms and procedures to the regulations of the Sarbanes-Oxley Act and the measures taken to consolidate good Corporate Governance practices.

Having already formally implemented its Disclosure Policy for Material Acts and Facts, in 2005 COPEL created an Audit Committee, which has taken office, composed of three independent members of the Board of Directors. Channels for the participation of other agents -- employees, shareholders, customers, and other stakeholders -- in the management of the Company have been gradually made available.

It is important to underscore the fact that the recording of R$ 502.4 million in net income is the result of the joint effort of COPEL’s directors, officers, managers, and employees towards the main purpose of the Company: to promote the sustainable development of Paraná and to become one of the most representative power utilities, earning profits with social responsibility and respect for its customers, investors, and other stakeholders.

Accordingly, a final solution for the pending issues involving the power and gas supply agreements for the Araucária Thermal Power Plant is about to made official. This will result in a significant improvement in COPEL’s corporate risk levels, thereby reflecting positively on future performance.

I invite you to read this report, which features the performance of the Company in 2005 in detail.

Curitiba 27 March 2006

Rubens Ghilardi

Chief Executive Officer

1.2 Reporting Standards

In 2005, COPEL chose to publish the integrated report in compliance with the requirements of the GRI, the National Electric Energy Agency – ANEEL and the Brazilian Institute of Social and Economic Analyses – Ibase. Thus, information gathered until 2004 was maintained and, starting in 2005, new indicators have been added to the report, in order to meet transparency, relevance, quality, and comprehensiveness standards.

The current report also complies with CFC Resolution no. 1,003/2004, which approved Brazilian Accounting Rule – NBC T 15, dated January 2006, which sets forth mandatory publication of Social Balance Sheets by companies and professionals, regardless of corporate size. In some aspects, social and environmental performance requirements exceed those set forth under such Rule, since the Company has adopted global and more comprehensive measuring and supervision standards.

In terms of comprehensiveness, this report features economic-financial, environmental, and social indicators for COPEL and its Wholly-Owned Subsidiaries (Generation, Transmission, Distribution, Telecommunications, and Corporate Partnerships), as shown in the indicator location matrix, under item 9 herein. The financial statements, including social balance sheets, also comprise the performance of Compagás and Elejor, two companies in which COPEL has a majority interest.

All the principles of the GRI have been applied to the making of this report. Essential and additional indicators which are not applicable to the Company’s business have been included in the location and correlation table as “not applicable”. Indicators whose information was not available due to not having been collected systematically until then have been dealt with as goals to be included in future reports. This report also features a correlation between its contents and the Principles of the Global Compact.

Among the significant changes compared to the previous report, there are the adoption of a code of good corporate governance practices as management system and the use of social and environmental indicators effectively at the same level as financial indicators.

COPEL’s policies, rules, manuals, and standard technical specifications are published and made available to the respective stakeholders, and submitted to auditing by internal or third-party auditors. The Company is making preparations to include social and environmental data in future audits and is training its internal audit team for this task. In 2008, upon completion of the installation of the sustainability system based on Rule AA 1000, external audits shall approach the system audit in an integrated manner.

The means by which stakeholders may obtain additional information about economic, environmental, and social aspects of COPEL, as well as comment or suggest improvements to the next edition of the report are shown under items 8.2 and 10.1.

2. COMPANY PROFILE

COPEL is a mixed capital company, publicly traded, located in southern Brazil, which holds Federal Government concessions to operate, within the State of Paraná, power generation, transmission, and distribution, by means of wholly-owned subsidiaries. The Company is engaged, through such subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sales of energy, in any form, but particularly electric energy. These activities are regulated by the National Electric Energy Agency (ANEEL), which reports to the Ministry of Mines and Energy. Additionally, COPEL holds a Federal Government concession to operate in the telecommunications business, under regulations issued by the National Telecommunications Agency –ANATEL, which reports to the Ministry of Telecommunications.

COPEL’s power plants account for approximately 4.6% of the power generated in Brazil. Its transmission system spans approximately 7 thousand kilometers of power lines, and its distribution system is made of 369 substations and approximately 166 thousand kilometers of power lines. Additionally, through its subsidiary COPEL Corporate Partnerships, COPEL is authorized to take part – together with private companies – in consortiums or other companies in order to operate in the areas of sanitation, gas distribution, and telecommunications, as shown in the diagram below:

2.1 Generation

COPEL Generation - a wholly-owned subsidiary that operates in the power generation business, with 18 power plants in operation – of which 17 are hydroelectric and one is thermoelectric – featuring an overall installed capacity of 4,549.6 MW. It also relies on 11 substations, 10 of which are automated and remote-operated, totaling 5,004.1 MVA of installed step-up transforming capacity. It holds the following ANEEL concessions, all of which are renewable pursuant to the legislation applicable to the national power sector.

Power Plants	River	Installed	Concession	Expiration
		Capacity (MW)	Date	Date

Hydroelectric facilities
Gov. Bento Munhoz da Rocha Neto
(Foz do Areia)	Iguaçu	1,676.00	24.05.1973	23.05.2023
Gov. Ney Aminthas de Barros Braga
(Segredo)	Iguaçu	1,260.00	14.11.1979	15.11.2009
Gov. José Richa (Caxias)	Iguaçu	1,240.00	02.05.1980	04.05.2010
Gov. Pedro Viriato Parigot de Souza	Capivari-Cachoeira	260.00	23.04.1965	07.07.2015
Guaricana	Arraial	36.00	13.08.1976	15.08.2026
Chaminé	São João	18.00	13.08.1976	15.08.2026
Apucaraninha	Apucaraninha	10.00	13.10.1975	13.10.2025
Mourão	Mourão	8.20	20.01.1964	07.07.2015
Derivação do Rio Jordão	Jordão	6.50	14.11.1979	15.11.2009
Marumbi(1)	Ipiranga	4.80	-	-
São Jorge	Pitangui/Tibagi	2.30	04.12.1974	04.12.2024
Chopim I	Chopim	1.98	20.03.1964	07.07.2015
Rio dos Patos	Rio dos Patos/Ivaí	1.72	14.02.1984	14.02.2014
Cavernoso	Cavernoso/Iguaçu	1.30	07.01.1981	07.01.2011
Salto do Vau(2)	Palmital	0.94	27.01.1954	-
Pitangui(2)	Pitangui	0.87	05.12.1954	-
Melissa(2)	Melissa	1.00	08.10.1993	-
Thermal facilities
Figueira		20.00	21.03.1969	26.03.2019

(1)	Submitted to approval by ANEEL.
(2)	Facilities under 1 MW are only subject to registration before ANEEL.

2.2 Transmission

COPEL Transmission - a wholly-owned subsidiary primarily engaged in the business of transporting and transforming the power generated by the Company. It is charged with building, running, and maintaining all substations and lines used for power transmission. In addition, it runs, on behalf of the National System Operator (NOS), a part of the National Interconnected System located in southern Brazil.

The table below features the length of COPEL’s transmission networks, broken down according to voltage level, and the features of the Company’s substations and transmission lines.

		Substations
Voltage (kV)	Transmission Lines (km)

		Automated	Capacity (MVA)

69	1,137.2	30	1,932.8
88	58.2	-	5.0
138	4,064.1	70	4,788.1
230	1,575.7	23	6,843.0
525	161.3	4	1,600.0

TOTAL	6,996.5	127	15,168.9

2.3 Distribution

COPEL Distribution - a wholly-owned subsidiary primarily engaged in the distribution and sale of energy in any form, especially electric energy, fuels and energy raw materials. It distributes electric energy to 1,109 locations in 392 of the 399 municipalities of the State of Paraná, as well as the municipality of Porto União, in the State of Santa Catarina. The features of COPEL’s distribution system are shown below:

Features of the Distribution System

Distribution grid (km)	165,576
Poles	2,221,572
Transformers	315,289
Installed Transforming Capacity (MVA)	6,651
Non-Automated Substations	27
Automated Substations	204
Total Substations	231
Installed Substation Capacity (MVA)	1,434

2.4 Telecommunications

COPEL Telecommunications – The significant infrastructure of the Company’s corporate telecommunications system, which has been operated and maintained for 30 years to meet COPEL’s needs, together with great expertise in the sector, has contributed to COPEL’s obtaining ANATEL authorization to render telecom services to other companies.

Since 2002, COPEL has held an authorization for multimedia communications services, which allows the Company to offer a wider range of services. The current structure of COPEL Telecommunications is featured below:

Telecommunications Structure

Optic cables within the main ring (km)	4,475.6
Self-supported cables (km)	3,688
Municipalities served	146
Customers	242

2.5 Corporate Partnerships

COPEL Corporate Partnerships – a wholly-owned subsidiary incorporated to hold investments in other companies or consortiums in several business areas. COPEL participates in 5 independent power producers, constituted as special purpose companies (SPCs), with total installed capacity of 760.9 MW. It also holds interests in the areas of sanitation, gas supply, telecommunications, and services, as shown below:

	Project	Installed Capacity	Assured Power
		(MW)	(average MW)

	Dona Francisca	125.0	80.0
	Elejor (Santa Clara Power Plant) (1)	120.0	69.6
Power Sector	Eólicas do Paraná	2.5	0.6
	Foz do Chopim	29.1	21.5
	Araucária Thermal Power Plant	484.3	ND(2)

	Project	Sector

	Braspower	Services
	Carbocampel	Coal Mining
	Compagas	Gas Supply
	COPEL Amec(3)	Services
Other Sectors	Dominó Holdings	Sanitation
	Escoelectric	Services
	Sercomtel Celular(1)	Telecommunications
	Sercomtel Telecom(1)	Telecommunications

(1)	Greater detail available in Note 17
(2)	Not Available
(3)	Currently being liquidated

The Company is currently reviewing its portfolio so as to maintain only those interests most in sync with its core business and its strategic frame of reference.

2.5.1 Projects in Operation

In order to increase its power generation and sales in forthcoming years, COPEL has established partnerships to build and run power generation projects under way, whose concessions have been obtained through public tenders conducted by ANEEL. This participation will provide COPEL with an additional 456.6 MW of installed capacity. The projects in which the Company participates are:

  Fundão Hydroelectric Power Plant – This project, currently under way, features 65.8 MW of assured power and is part of the Fundão-Santa Clara Power Complex, which comprises two hydropower facilities on the Jordão River, in the State of Paraná: the Santa Clara Hydroelectric Power Plant, with 120 MW of installed capacity (operational since July 31, 2005), and the Fundão Hydroelectric Power Plant, with 120 MW of installed capacity. The layout of the facilities includes another two small hydropower units with additional capacity of 5.6 MW.

  São Jerônimo Hydroelectric Power Plant: This project comprises the future São Jerônimo Hydroelectric Facility, on the Tibagi River, in the State of Paraná, located between the towns of Tamarana and São Jerônimo da Serra. It will have two generating units rated 165.5 MW each, for a total of 331.0 MW of installed capacity, and minimum assured power of 165.5 MW/year. The start of commercial operation of the project is scheduled for July 2010, but it depends upon reviews of its economic, political, and environmental feasibility, and reorganization of the partnership.

In association with private-sector companies, COPEL has conducted several technical, economic, and environmental feasibility studies concerning power generation projects held by different consortia, including 8 small hydropower projects, which together amount to 153.0 MW of installed capacity.

2.5.2 Compagas

Companhia Paranaense de Gás – Compagas is a mixed capital company whose main purpose is to run the public service of piped natural gas supply, through its 448-km long distribution network, set up in the cities of Araucária, Curitiba, Campo Largo, Balsa Nova, Palmeira, Ponta Grossa, and São José dos Pinhais, in Paraná. At the end of 2005, Compagas supplied 1,1415 consumers, comprising 90 industrial facilities, 19 vehicular natural gas stations, 75 commercial establishments, 1,228 households, 2 co-generation companies, and one company which employs natural gas as raw material.

2.5.3 Elejor

Elejor is a Special Purpose Company constituted to build and run the Fundão - Santa Clara Power Complex on the Jordão River, in the Iguassu River subbasin, in the State of Paraná.

2.6 Products

Main Products		Market Share

		Brasil	Southern Region	Paraná

•	Power Generation	4.6%	28.0%	(1) 59.2%

•	Power Transmission(3)	2.3%	NA(2)	13.9%

•	Power Distribution:	5.3%	30.8%	96.9%

•	Data Transmission(1)	0.9%	5.2%	14.3%

•	Gas Distribution	1.7%	14.6%	100.0%

(1)	Estimated
(2)	Not Available
(3)	Covers only Basic Network assets

2.7 COPEL in Figures

				Δ%	Δ%
CONSOLIDATED	2005	2004	2003	2005-2004	2004-2003

Finance - in millions of reais
Operating Revenues	6,816.1	5,544.3	4,420.2	22.9	25.4
Net Operating Revenues or Net Sales	4,853.5	3,925.8	3,094.3	23.6	26.9
EBITDA	1,148.5	910.5	437.3	26.1	108.2
Net Income	502.4	374.1	171.1	34.3	118.6
Shareholders' Equity	5,487.2	5,136.3	4,858.2	6.8	5.7

Economic and Financial Indicators
Current liquidity (index)	1.06	0.71	1.06	49.3	(33.0)
Net operating margin ( % )	16.89	15.33	4.56	10.2	236.2
Return on shareholders' equity ( % )	10.08	7.86	3.65	28.2	115.3
Income per lot of one thousand shares - R$	1.84	1.37	0.63	34.3	117.5
Shareholders' equity per lot of one thousand shares - R$	20.05	18.77	17.75	6.8	5.7
Debt-to-shareholders' equity ratio ( % )	37.25	35.65	41.35	4.5	(13.8)

Service
Power generation - share of the national market ( % ) (1)	4.6	4.7	4.9	(2.1)	(4.1)
Power generation - share of the Southern market ( % ) (1)	28.0	29.0	30.0	(3.4)	(3.3)
Power supply - share of the national market ( % ) (1)	5.3	5.6	5.7	(5.4)	(1.8)
Power supply - share of the Southern market ( % ) (1)	30.8	32.1	33.2	(4.0)	(3.3)
Customers	3,256,584	3,180,077	3,095,498	2.4	2.7
Employees(2)	7,704	6,749	6,298	14.2	7.2
Customer-to-employee ratio	423	471	492	(10.2)	(4.3)
Copel Distribution's costumer-to-employee ratio	586	659	693	(11.1)	(4.9)
Municipalities served	393	393	393	-	-
Locations served	1,109	1,112	1,112	(0.3)	-
Total population served (in thousands of inhabitants)(3)	9,668	9,394	9,276	2.9	1.3
- Urban	8,181	7,956	7,825	2.8	1.7
- Rural	1,487	1,438	1,451	3.4	(0.9)

Marketplace
Concession area (km2 )	194,854	194,854	194,854	-	-
Own generation (GWh)	18,436	19,121	16,598	(3.6)	15.2
Direct distribution (GWh)	17,523	17,669	17,417	(0.8)	1.4
Average annual rate for supply to final customers (R$/MWh)(4)	205.38	180.26	151.98	13.9	18.6
- Residential	268.43	251.97	215.09	6.5	17.1
- Industrial	162.23	128.84	109.56	25.9	17.6
- Commercial	233.04	212.77	177.50	9.5	19.9
- Rural	162.40	151.23	126.06	7.4	20.0
DEC (hours, hundredths of an hour)(7)	13.48	14.03	18.90	(3.9)	(25.8)
FEC (number of outages)(7)	13.51	14.18	16.54	(4.7)	(14.3)

Operations
Power plants in operation	18	18	18	-	-
Substations	369	364	360	1.4	1.1
Transmission lines (km)(5)	6,996	6,996	6,977	-	0.3
Distribution lines (km)(6)	165,576	165,576	165,167	-	0.2
No, of poles (6)	2,221,572	2,221,572	2,217,520	-	0.2
Installed capacity (MW)	4,550	4,550	4,550	-	-

(1) Source: ONS, Eletrobras, and EPE
(2) Does not include Compagas and Elejor employees
(3) Estimate published by IBGE on 01.07.2005
(4) This is the average rate for the year. See average rate for December in item 5.2.3 - Rate Adjustment
(5) Even though the construction of new transmission lines has been concluded, this figure remains unchanged compared to the previous year, because authorization for the operation of the new lines is still pending.

(6) These figures remain unchanged compared with the previous year because information about network assets and number of poles is being transferred to the technical records of the distribution network, via geoprocessing, in order to ensure greater reliability.

(7) Greater detail is available in item 5.4 - Power Supply Quality

3. MAIN EVENTS

3.1 Regulatory Scenario of the Power Sector

In 2005, the First Auction of Power from New Projects took place, based on the new framework for the power sector. A total of 564,075 GWh were negotiated, at an average price of R$ 121.20/MWh, for delivery in 2008, 2009, and 2010. Power contracts from both thermal and hydraulic sources were offered, with 15 and 30-year terms, respectively. COPEL has acquired the following volumes:

	Hydraulic Sources	Thermal Sources
	(GWh)	(GWh)

2008	951	3,755
2009	857	7,964
2010	17,437	8,455

Source: CCEE – The Electric Power Trading Chamber

In addition to the purchases at this auction, distributors had the opportunity throughout 2005 of adjusting their procurement levels by means of the Mechanism for the Offsetting of Surpluses and Deficits (Mecanismo de Compensação de Sobras e Déficits - MCSD), on account of the migration of potentially free customers to the Free Procurement Environment (Ambiente de Contratação Livre – ACL) and of the beginning of commercial supply under bilateral agreements signed before the new regulatory framework.

In order to comply with Law no. 10,848/2004, starting in April 2005 COPEL Distribution’s agreements with free customers were assigned to COPEL Generation, under approval by ANEEL.

In August 2005, COPEL Distribution used the MCSD to adjust its procurement levels on account of the assignment of free customers to COPEL Generation. In December, the Company used the MCSD again, this time to acquire power from existing facilities for 2006 and 2007, in order to reduce purchases from new facilities.

In-depth regulation of the new framework of the power sector is nearing completion; still remaining is the regulation of the way costs with contract surpluses shall be passed on to customers, within the 103% limit.

In terms of rates, in 2005 PIS-PASEP/COFINS taxes were excluded from the composition of electricity rates, the application of the formula for the Rate Adjustment Index (IRT) was changed, an amendment to COPEL Distribution’s concession agreeement was signed, and Regulatory Resolution no. 166/2005 was published, setting a new methodology for calculation of the Rate for Use of the Distribution System (TUSD) and of the Power Rate (TE).

In 2005, the regulatory agency for the power sector started the process of making improvements to the Rate Review mechanism by means of the Technical Forum for Integration between ANEEL and Society; all contributions that are accepted shall be incorporated and applied to the Second Cycle of Rate Review.

3.2 COPEL Among the Most Sustainable Companies in Brazil

The Corporate Sustainability Index - CSI is a Bovespa initiative in cooperation with the World Bank’s International Finance Corporation – IFC, similar to the Dow Jones Sustainability Index (DJSI). The index methodology was developed by FGV’s (Fundação Getúlio Vargas) Center for Sustainability Studies , with support by the ETHOS Institute for Business and Social Responsibility, the Brazilian Corporate Governance Institute - IBCG, among others.

The CSI is designed to reflect the return on a portfolio comprising stock from companies which are renowned for their commitment to corporate social responsibility and sustainability and to promoting best practices within the Brazilian corporate environment, with respect to corporate governance, economic efficiency, environmental sustainability, and social justice.

To select the companies that would make up the CSI, Bovespa issued questionnaires to the companies whose shares rank among the 121 best in terms of liquidity on Bovespa and chose 28 of them. COPEL's ordinary (CPLE-3) and Class B preferred (CPLE-6) shares were chosen to participate in the first edition of the index. The index portfolio will be in effect for one year and shall be reviewed according to the procedures and criteria set forth by the methodology.

3.3 Greater Transparency in Public Tenders

Noteworthy was COPEL’s integration into the State Information System (Sistema Estadual de Informações - SEI) (First Module - Public Tenders and Procurement). By means of this system, all public tenders, waivers, and cases of impossibility of public tender, and contracts and their amendments are recorded on the website of the Audit Court of the State of Paraná (www.tce.pr.gov.br), ensuring greater transparency to the administrative acts by the Company and speeding up the inspection process by the State administration.

It is important to point out that the information on SEI underpins the activities of governmental control, in addition to review e analysis of annual reporting by public administrators, thus representing a significant tool for planning audit programs.

3.4 Capital Raising

On 25 April 2005, CVM (the Brazilian Securities and Exchange Commission) approved the filing of COPEL´s 3rd Issuance of Debentures comprising a R$ 1 billion Debenture Program. On the same date CVM also authorized the first issue under the scope of this Program in the amount of R$ 400 million. Out of this total, R$ 360 million correspond to public distribution under the firm commitment scheme by Banco do Brasil, Bradesco, HSBC, Itaú BBA, Santander, and Unibanco, and R$ 40 million to distribution under the best efforts scheme.

This issue matures in four years and was rated A+ by Fitch and A1 by Moody’s. The resources from this series were employed in full to pay off the Eurobonds issued by the Company in 1997 in the amount of US$ 150 million.

In 2005, in addition to the resources obtained by means of debentures, COPEL received R$ 64.7 million from Eletrobrás, out of which R$ 61.0 million correspond to an economic subsidy for the reimbursement of expenses resulting from a higher subsidy to the “low income” customer category, and R$ 3.7 million correspond to the National Plan for the Universalization of the Access and Use of Electric Power – “Luz Para Todos” Program, which is aimed at promoting the connection of households and commercial and agricultural establishments in rural areas to the power grid.

3.5 Greater Speed in Addressing Complaints

Since October 2005, in cooperation with the State Coordination Office for Customer Protection and Defense - Procon and the State Justice and Citizenship Department – Seju, COPEL has maintained a full-time representative at Procon to address directly any customer complaints or pending issues. This initiative has brought COPEL closer to its customers and consumers, yielding significant results in terms of reducing the number of proceedings filed at Procon. The cooperation agreement provides for the possible extension of such service to Procon offices throughout the State.

3.6 Sustainable Energy

A survey of the wind power potential in the State has been conducted under the Ventar Project, by means of 13 wind measuring stations. The first tower, with 100-meter high sensors, has been set up in Palmas, and the first sonic anemometer with GSM interface (for remote reading) has been set up in a tower in the city of Maringá. Average wind speed recorded at these stations in the past 12 months ranged from 4.7 to 7.4 m/s, which represents early evidence of the feasibility of additional wind power projects in Paraná.

The following studies are also under way for potential renewable energy generation projects:

  assessment of the availability of biomass in the State; and
  assessment of the process of gasification of biomass and production of diesel for use as a "green" fuel, or of methanol for use as raw material in resin industries or as potential hydrogen carrier.

COPEL has invested in power transmission projects, in order to raise the standards of service and to ensure greater system safety. The most significant investments are shown below:

Description (Project)	Event

Substation/kV
Palmas/138	Inauguration
Laranjeiras do Sul/138	Inauguration
Ponta Grossa Sul/138	Upgrade
Sarandi/230	Construction (under way)
Santa Mônica/230	Beginning of construction
Posto fiscal/230	Beginning of construction
Bateias/500	Capacity doubling
Cascavel/500	Capacity expansion
Transmission Line/kV
Londrina-Ibiporã/230	Construction

In addition, 19 transmission substations have been re-automated, with added features, improved reliability, and better automation system performance, resulting in more efficient operation of the power grid.

3.7 Greater Transparency in Electricity Bills

In 2005, the Company adopted a breakdown of electricity charges in the bills of residential customers, featuring generation, transmission, and distribution costs, power sector charges and taxes, so customers can better understand how much they're paying and where the amounts charged by the Company are applied.

3.8 Promoting the Kyoto Protocol

COPEL has played an important role in making Clean Development Mechanisms (Mecanismos de Desenvolvimento Limpo - MDL) feasible, by conducting studies to verify the possibility that reforestation around reservoirs, which constitutes waterside vegetation, may be included among the actions set forth by the Kyoto Protocol as eligible for carbon credits.

Waterside reforestation must remove, by means of photosynthesis, tons of carbon dioxide - CO2 from the atmosphere. Thus, COPEL started studies aimed at carbon capture by means of reforestation at the Governor José Richa – Salto Caxias, Governor Ney Braga – Segredo, and Governor Bento Munhoz da Rocha Netto – Foz do Areia Power Plants. COPEL’s project will reforest approximately 580 hectares, removing approximately 262,130 tons of CO2 from the atmosphere.

3.9 Main Certifications and Accolades

In order to improve quality management within the Company, focusing on process management, in 1997 COPEL started working to obtain ISO 9001 certification for its Call Center, which was first granted in 1998. The currently certified activities of the Company are: Revenues, Call Center, Measuring, Operation and Dispatch, Electric Power System Operation, Technical Management of Engineering Projects, Telecom Access Network Engineering, Operation and Maintenance of Power Plants, and Design and Management of Transmission Projects.

Certification is currently under way for the following activities: Emergency, Commercial, and Field Team Maintenance Services, Projects and Construction, Electromechanical and Electronic Maintenance, Substation Automation, and Telecom System Operation.

COPEL is the first company in Brazil to obtain ISO 9000 certification for all power plant operation an maintenance procedures.

Below are the most important certifications and accolades:

Award/Achievement	Category/Criteria	Promoter
1st place in the Top of Mind Paraná (2005), for the fifth time in a row	Major Paraná Brand	Amanhã Magazine and Bonilha Research Institute
CIER Award for Quality and Customer Satisfaction - 2005	Silver Category – 2nd place	CIER – Comisión de Integracion Energética Regional – Latin America
Honorable Mention for Information and Communication - 2005	Customer Information and Communication	CIER – Comisión de Integración Energética Regional – Latin America
Top 500 Latin AmericanCompanies in the Power Sector – 183rd place - 2005	Ranking based on sales volume/revenues in million of dollars a year	América Economia Magazine
Best Internal Newsletter in the Southern Region - COPEL On- Line - 2005	Internal E-News	Aberje – Brazilian Association of Corporate Communication
Largest Company in Paraná in 2005 – Great and Leading Companies	Assessment of size and results	Amanhã Magazine (Price Waterhouse & Coopers)
Best Latin American Company in the area of electric power and services - 2005	Assessment of revenues, profit record, market value growth, social responsibility, technology and research, product development, and management	Global Finance Magazine
Certificate of ContributingCompany to the Fome Zero Program - 2005	COPEL was one of the first companies in Brazil to sign up as contributor to the Fome Zero Program	Ministry of Social Development and Fight Against Starvation
Corporate Citizen Certificate - 2005	Review of Social Balance Sheets	Regional Accounting Council of the State of Rio de Janeiro
Ibase/Betinho Social Balance Sheet Seal 2004, received in 2005	Compliance with the social balance sheet criteria proposed by Ibase	Brazilian Institute of Social and Economic Analyses - IBASE

4. CORPORATE GOVERNANCE

COPEL seeks to follow the best Corporate Governance practices, abiding by principles of transparency, equity, accountability, and responsibility towards the stakeholders who have an impact on the Company’s business or who suffer any impact from it.

By adopting these principles, COPEL turns its actions into good governance practices which result in predictability of the Company’s results and improvement of its relations, by means of communication with all stakeholders.

In light of the fact that sustainability rests on economic, social, and environmental bases, the adoption of such principles ensures, from an economic standpoint, the reduction of strategic, operational, and financial risks, adding value to the Company and making capital raising viable. Socially, these principles help build a more equitable society. Environmentally, the Company has integrated environmental programs and projects and anticipates the externalities of its activities, as it is committed to leaving a positive legacy for future generations.

4.1 Corporate Governance Structure and Good Practices

The diagram below features the organizational structure and the official committees and councils responsible for supervising, implementing, and auditing COPEL’s economic, environmental, social, and related policies:

In 2005, COPEL made strides towards improving its Corporate Governance practices with a view to growing and generating value to the Company’s shareholders and other stakeholders. In previous years, COPEL had already implemented the Policy of Disclosure of Material Information and the Policy of Negotiation of Own Initiative Actions and instituted the Permanent Committee for Disclosure of Material Acts and Facts. In addition, the Company has adopted the Good Practices Code of the Brazilian Institute of Corporate Governance – IBGC as a guideline, which shall be gradually implemented by 2007, and has also made widely public the procedures for improving its practices by means of managerial seminars and of a new intranet page about corporate governance.

In 2003, COPEL implemented its Code of Conduct, based on its corporate values and culture. This tool has been consolidated dynamically, in a way that reflects the integrity of its procedures on all its relations, both internally with the workforce, or with all other stakeholders. This document has been published and made available, in full, at the Company’s website (www.copel.com). Its articles and sections have been discussed with the stakeholders, including employees, suppliers, clients, and consumers. The Code shall be extended to other stakeholders by the end of the implementation cycle of Rule AA 1000, scheduled for 2007.

In light of the Universal Declaration of Human Rights and the International Labor Organization’s conventions about basic human rights, COPEL’s Code of Conduct deems unacceptable any kind of harassment, particularly those of moral and sexual nature, and any kind of discrimination. COPEL’s support and defense of human rights are further attested by the inclusion of the ten principles of the Global Compact in the Company’s Code of Conduct. These rights are also ensured by means of labor practices, in COPEL’s relations with suppliers, with the community within which it operates, and with all stakeholders. Bribery, corruption, or attempted misleading are also deemed unacceptable under the Code of Conduct for employees and managers, for own benefit or for the benefit of the Company; unethical practices are described in detail. COPEL’s goal for 2006 is to discuss the Code of Conduct with 100% of its employees, emphasizing human rights.

Simultaneously to the implementation of the Code of Conduct, an Ethical Orientation Council was set up. Its goal is to discuss and to guide COPEL's actions and to review any cases submitted to it, proposing appropriate penalties in order to ensure that the Company is permanently in compliance with sound moral principles in the conduct of business, striving to make public and to effectively enforce the Code of Conduct among COPEL’s workforce. The Council is composed of Company employees, from different categories, and is led by a representative of civil society. It is regulated by an internal charter.

Furthermore, the Company is promoting greater engagement by the Fiscal Council and by the Board of Directors in the decision-making process. The Board of Directors features a Company employee, appointed by the other employees for a two-year term, whose role is set forth by COPEL’s by-laws. Out of the Company’s officers, only the Chief Executive Officer is a member of the Board of Directors, acting as chairman of the board, pursuant to the by-laws.

The members of the Board of Directors are elected at a general shareholders’ meeting and are charged with setting guidelines for COPEL's business. Its decisions are taken by vote and its role and powers are set forth by COPEL’s by-laws and by its own charter. The only technical requirement for the formation of the Board of Directors is that one of its members must be a financial expert, pursuant to the Sarbanes-Oxley Act, so he or she can be the Chairman/Chairwoman of the Audit Committee, a permanent and advisory body, which reports directly to the Board. Thus, as far as economic, environmental, and social concerns, there are no specific rules or requirements. Company management, however, does take these concerns into account in the decision-making process, and material issues, on account of subject or figures involved, are submitted to the Board of Directors.

The members of the Fiscal Council are also elected at a general shareholders’ meeting. It is a permanent body composed of five members and five alternates, who hold one-year terms. Its role and powers are set forth by COPEL’s by-laws, by its own charter, and by the Corporate Law. Its main duty is to review and issue opinions on the Company’s quarterly and annual financial statements. Under special circumstances, however, it may gather to address other issues within their powers. The members of this Council, or their representatives, participate in general shareholders’ meetings, in Board of Directors’ meetings, and in Audit Committee’s meetings.

The six members of the Board of Officers are elected by the Board of Directors for three-year terms. They are responsible for executive duties within the Company, and are exclusively charged with representing it. Their individual powers, duties, and responsibilities are set forth by the Company’s by-laws, and their conduct is regulated by an internal charter. The compensation of executive officers is not tied by the Company to the achievement of financial and non-financial goals.

The Audit Committee is composed of three independent members pursuant to the Sarbanes-Oxley Act and, among other duties, is responsible for reviewing and supervising the internal control and risk management procedures in order to ensure the quality and efficiency of such procedures. In the performance of its duties, the Committee must report to the Company’s management offices any potential violation of legal and regulatory rules which may place the continuity of the business of COPEL or of its wholly-owned subsidiaries at risk.

While supervising the internal control and risk management systems, the Committee evaluates such aspects as efficiency in the use of resources and in setting controls that protect the Company against potential losses in light of the risks of the respective activities; the issue of reports on the suitability of reporting and decision-making procedures; and compliance of the Company’s operations and business with the law, regulations, and respective policies. The Audit Committee must also report to the Board of Directors so the latter can take the measures it deems suitable for risk management.

In addition, COPEL has established a policy to receive confidential reports on violations of the Code of Conduct, of legal provisions, and of internal rules concerning accounting, internal controls, or applicable audit issues. Accordingly, the Company has set up a Confidential Reporting Channel, under the responsibility of the Audit Committee and of the Board of Directors.

Any reports are received and registered by the Ombudsman Office and later addressed by Internal Audit, in an ethical, legal, and confidential manner. The adopted policy complies with the Company's corporate governance procedure improvements and with the requirements of the Sarbanes-Oxley Act for the Audit Committee, encouraging the responsible and confidential use by stakeholders and ensuring non-retaliation.

The Committee for the Disclosure of Material Acts and Facts was set up pursuant to CVM Instruction no. 358/02, with the goal of preserving COPEL’s image and the credibility among investors, analysts, and market participants in general, in addition to promoting the disclosure and distribution of information in a proactive, transparent, complete, and equitable manner, in compliance with the applicable legal and regulatory requirements. Its main duty is to assist the Chief Financial and Investor Relations Officer in enforcing COPEL’s Disclosure Policy. Its members are charged with reviewing and approving the information to be disclosed to the capital markets by any means.

Shareholders have several means to submit issues to be reviewed by the administration or even to include such issues among those discussed at general shareholders’ meetings. COPEL maintains a specific phone number so shareholders can contact the Company. Should any such contact refer to specific requests for administration review, the issue is forwarded to the Chief Executive Officer or to the Chairman of the Board of Directors, as the case may be.

The Corporate Administration Department can also receive such requests by e-mail, mail, or phone, subsequently forwarding them to the Chief Executive Officer or to the Chairman of the Board of Directors.

4.2 Planning and Strategic Frame of Reference

The integrated corporate management and planning model seeks to focus efforts in order to reach and ensure, based on COPEL's values and on optimized procedure management, compliance with the interests of stakeholders, as well as the sustainable development and growth of the Company. Employing the Balanced Scorecard as main tool, in December 2004 the Board of Officers approved a roadmap containing a strategic hypothesis for the accomplishment of the Company's mission, with 23 objectives distributed in five areas: sustainability, finance, customers, internal procedures, and learning and growth.

The current strategic frame of reference emphasizes productivity, cost reduction, and better use of assets in the short term, without detriment to actions that boost revenues in the medium and long term.

During 2005, two items of the strategic frame of reference underwent improvements. Guidelines were revised and approved by the Board of Directors. A survey among employees resulted in a new proposal of values, which is currently being reviewed by the Board of Officers and will later be submitted to the Board of Directors.

COPEL has made strides in further developing roadmaps, preparing business and administrative units maps, which have been broken down into indicators, goals, initiatives/projects, and resources. Such breakdown will underpin the result control stage and the corporate performance management.

4.2.1 Strategic Frame of Reference
  Mission – to generate, transmit, distribute and sell power and to render related services, promoting sustainable development with returns to the people of Paraná.
  Vision – to be the best company in the Brazilian power sector by 2006, maintaining a balance between the interests of society and of the Company’s shareholders.
  Core Values

Ethics - having open, honest and balanced relations with all stakeholders.

Social responsibility - conducting corporate businesses in a sustainable manner, with due respect for the rights of all stakeholders, including future generations.

Strategic alliances - forming partnerships and cooperating with all sectors of the Company and of society at large so as to harmonize goals and maximize results.

Commitment - employing one’s best endeavors in the pursuit of the corporate mission, striving for excellence in performance.

Risk-taking - making decisions, daring, and undertaking initiatives as entrepreneurs.

Continuous improvement - learning, sharing and disseminating knowledge continuously.

Employee recognition - fostering human growth by recognizing the employee’s value both as an individual and as a team player and providing for continuous improvement of workers’ satisfaction, skills and professional development.

Clarity of goals - assuring a clear definition and open communication of the Company’s strategic orientation.

Customer satisfaction - bearing in mind, in every corporate pursuit, that customers are the reason for the Company’s existence.

Shareholder value - striving to achieve responsible profits in the fulfillment of the Company’s mission.

Security - conducting corporate businesses with professionalism in order to ensure the Company’s perpetuity and prioritizing people’s security.

  Guidelines

To expand the power generation, transmission, and distribution systems.

To seek productivity in the short term and growth in the long term.

To strive to keep customers satisfied and to keep the Company’s workforce motivated and prepared.

To seek excellence in costs, in relations, and in innovation.

To seek excellence in data, image, and voice transmission.

To research new technologies in the power sector in order to expand power output with renewable and non-polluting sources.

  Global Compact

COPEL has adhered to to the United Nations’ Global Compact since 2000. Launched in that very year by UN Secretary-General Kofi Annan, the Global Compact's goal is to encourage companies, together with other social agents, to contribute to the construction of a more humane and sustainable global economy. This initiative is based on universally recognized rights. The UN's agencies involved directly with the Compact are: The Office of the High Commissioner of Human Rights - UNHCHR, the UN Environment Program – UNEP, the International Labor Organization – ILO, and the UN Development Program - UNDP. Formal adherence to the Compact was made by letter to the UN Secretary-General, by which COPEL’s senior management stated its commitment to the Ten Basic Principles below:

Human Rights

1) Businesses should support and respect the protection of internationally proclaimed human rights; and

2) make sure that they are not complicit in human rights abuses.

Labor Standards

3) Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining;

4) the elimination of all forms of forced and compulsory labor;

5) the effective abolition of child labor; and

6) the elimination of discrimination in respect of employment and occupation.

Environment

7) Businesses should support a precautionary approach to environmental challenges;

8) undertake initiatives to promote greater environmental responsibility; and

9) encourage the development and diffusion of environmentally friendly technologies.

Fight Against Corruption

10) Businesses should fight corruption in all its forms, including extortion and bribery.

Actions taken by COPEL and their correlation to the Principles of the Global Compact are described in item 8.6 – Incorporation of the Principles of the Global Compact.

4.3 Capital Expenditure Program

COPEL’s Board of Directors approved, at the 111th board meeting in December 2005, the expenditure program for 2006, as shown below:

Subsidiaries	Actual 2005	Estimated 2006
		(in millions of reais)

Generation	20.9	21.6
Transmission	148.9	176.8
Distribution	241.1	317.4
Telecommunications	23.7	34.9
Corporate Partnerships	2.7	2.4

TOTAL	437.3	553.1

This table does not include investments in property, plant, and equipment of subsidiaries Compagas and Elejor.

4.4 Research and Development Program

In compliance with Law no. 9,991/2000, which addresses investments in research and development by concession, permission, and authorization holders in the power sector, COPEL invested in 2005 R$ 6.9 million (including a R$ 307 thousand provision by Elejor) in power generation, transmission, and distribution, in a total of 52 projects in the periods of 2002/2003 and 2003/2004.

4.5 Energy Efficiency Program

COPEL carries out an annual Energy Efficiency Program, applying 0.5% of its net operating income in projects whose goal is to promote energy efficiency among end users of electricity.

In 2005, the following projects were developed:
  Municipal Energy Management – a project designed to implement energy efficiency plans in municipal facilities and to spread the concept of energy saving and environmental protection, with the following results:

a) Coverage of 37 municipalities in Paraná

b) Training of 72 municipal technicians

c) Creation and organization of Municipal Energy Management Units

  PROCEL (Electric Energy Saving Program) at Schools – “The Nature of the Landscape” Environmental Education Program is aimed at middle and high school teachers and taught by Company technicians during a 12-hour course, with permanent support during the school year. In 2005, 436 teachers from municipal schools in Umuarama and Irati were trained.
  Donation of Efficient Lighting Systems to Charities – In order to promote energy saving in State charities, COPEL provided instructions on how to use electricity without waste and replaced existing lighting systems with a more updated and efficient one. A total of 561 charities benefited from the distribution and installation of compact 15 W fluorescent bulbs and 32 W lighting devices (fixture + tubular fluorescent bulb + electronic reactor) in 8,976 lighting points.
  Technical Cooperation Agreements – In 2005, COPEL signed technical cooperation agreements with institutions from throughout the State, in order to develop the following energy efficiency programs:

a) Energy Efficiency Program at the Santas Casas de Misericórdia (“Divine Mercy Hospitals”) of Curitiba and Londrina;

b) Energy Efficiency Program at the Santa Casa de Misericórdia of Ponta Grossa;

c) Energy Efficiency Program at the Children’s Hospital of Londrina;

d) Energy Efficiency Program at the campus of the Maringá State University;

e) Creation of an Energy Efficiency Laboratory at the Federal Technological University of Paraná – UTFPR (formerly, CEFET-PR), in Curitiba.

  Lighting Systems Efficiency Project – In order to reduce the waste of power by means of more efficient lighting systems while maintaining lighting quality, COPEL developed in 2004 the Lighting Systems Efficiency Project, whose goal was to replace incandescent, mixed, and mercury vapor bulbs with sodium vapor bulbs. A total of 16,902 public lighting points were replaced in the towns of Iporã, Altônia, Paraíso do Norte, São Jorge do Patrocínio, Castro, and Toledo.
4.6 Relations with Shareholders

COPEL has 25,210 shareholders, who hold the Company’s share capital, in the amount of R$ 3.5 billion, represented by 273,655 million shares with no par value, distributed as shown in item 2 of this report and in Note 27.

The Chief Financial and Investors Relations Office was visited during the year by a significant number of investors and capital market analysts from Brazil and from abroad. The Company also participated in conferences, seminars, and meetings, and took a road show to the main financial centers in Brazil, in Europe, and in the United States.

Committed to greater transparency in the disclosure of information, COPEL maintains several communication channels with capital market investors and analysts, in order to facilitate and expand the access to information and the reply to inquiries, such as “Informe RI COPEL” and the Quarterly Reports, which are mailed to capital market professionals and made available at the Company’s website.

After the enactment of Law no. 9,249/95, COPEL has adopted a policy of distributing interest on capital in lieu of dividends. The minimum distribution equals 25% of the adjusted net income, pursuant to article 202 and subsequent paragraphs of Law no. 6,404/76, in the following order:

a) Class A preferred shares shall have dividend priority of at least 10% (ten percent) a year, to be distributed equally among them, calculated based on the class’ outstanding share capital at the end of the fiscal year;

b) After the deduction of amounts distributed to class A preferred shares, provided there are still amounts available, class B shares shall have dividend priority, to be distributed equally among them, calculated proportionally to the class’ outstanding share capital at the end of the fiscal year; and

c) Should there remain amounts to be distributed after the deductions of dividends to class A and class B preferred shares, common shares shall be assigned an amount calculated proportionally to the class’ outstanding share capital at the end of the fiscal year.

d) The amount calculated for distribution to each preferred share, regardless of class, shall be at least 10% higher than the amount calculated for each common share, pursuant to section II of the first paragraph of article 17 of Law no. 6,404/76, as amended by Law no. 10,303, dated October 31, 2001.

Preferred shares shall be entitled to voting rights if, for three consecutive fiscal years, they are not paid minimum dividends or interest on capital as they are entitled.

A distribution of interest on capital in lieu of dividends in the amount of R$ 122,995 thousand was proposed for fiscal year 2005; such amount shall be submitted to the General Shareholders' Meeting in April 2006. Greater details are available in Note 27. The distribution of interest on capital in previous years is shown below:

Distribution of Interest On Capital

(In thousands of reais)	2004	2003

Approved at the GSM on	04/25/2005	04/29/2004
Payment date	06/24/2005	06/15/2004
Profit	374,148	171,137
% of profit	26%	25%

Distribution to common shares	48,435	21,369
Distribution to Class A shares	514	429
Distribution to Class B shares	47,112	20,786
Distributed total(1)	96,061	42,584

(1)Interest on capital distributed by the Parent Company

4.7 Risk Management

In additional to environmental aspects, COPEL takes into the account of its risk management its social and economic relations, addressing them in a systemic and integrated manner, as follows:

4.7.1 Precautionary Approach

The essence of this Approach, set forth in the Rio Declaration, is to address issues inherent to the environment as important, attributing to the State its execution, according to its capacity, in the event of potentially serious or irreversible damages.

COPEL’s environmental management follows a policy based on the Company’s Mission, on the 11 core values that guide its strategic frame of reference, and on the 10 principles of the UN’s Global Compact. Called Corporate Citizenship and Sustainability Policy, this instrument, made available online at www.copel.com, upholds the following principles:

1st Principle: Commitment – We declare ourselves committed to the appreciation, conservation, and defense of the environment and to wide inclusion and social justice, considering the guidelines for sustainable development in the conduct of our business.

2nd Principle: Proactive Approach Towards the Law – We commit to complying with the applicable environmental legislation and to respecting universal human rights in the conduct of our business, and to exceeding what’s mandated by law, whenever necessary and possible, in order to support and promote the sustainable development of the communities with which we interact.

3rd Principle: Dialog, Communication, and Transparency – We interact transparently with different social segments, which are directly or indirectly interested in our activities, effectively taking into account their opinions and expectations.

4th Principle: Respect for Social and Environmental Dynamics – We pay close attention to the factors that determine social and environmental dynamics, constantly revising our principles, in the pursuit of good performance by means of continuous improvement actions.

5th Principle: Individual Responsibility – We encourage our workforce to adopt a respectful and responsible attitude towards all stakeholders, ensuring daily corporate practices that are consistent with their personal values and with the Company's values.

6th Principle: Appreciation of Diversity - We appreciate the diversity of natural and social ecosystems, in all their multiple aspects.

4.7.2 Financial Risks - Hedging

COPEL’s policy is to always analize and occasionally adopt financial protection mechanisms in connection with the Company’s capital raising operations. Thus, in order to reduce exposure to exchange rate variations, the Company conducted a hedging operation, with support from Banco do Brasil, to protect the Eurobond issue maturing on 2 May 2005 against exchange rate risks.

4.7.3 Asset Risks – Insurance of Property and Rights

COPEL maintains an Asset Insurance and Risk Management Committee, whose goals are:

  To conduct and develop studies aimed at the establishment of an insurance and risk management policy for the main areas of COPEL and of its wholly-owned subsidiaries;
  To determine, within each relevant area of the Company, the property and rights that must be insured, by means of assessments, identification, and risk analysis, past experiences and records, by sorting property and rights by type, features, and insurance premium expenses during each period – employing auxiliary parameters related to each type of risk for development in cooperation with each relevant area -- and to establish preventive techniques and inspections for the detection of any potential damages to Company property; and
  To promote and maintain, within the Company, the adopted policy.

Based on the recommendations of this Committee and seeking to comply with the applicable insurance legislation and with Law no. 8,987/95, which sets forth the statute of public service concessions and permissions pursuant to article 175 of the Federal Constitution, COPEL purchases insurance coverage for its assets and facilities and for the reparation of involuntary damages caused to third-parties.

The main types of insurance acquired by COPEL are:

  Insurance against Specified Risks.
  Insurance Against Fire in Company-Owned Facilities.
  Insurance Against Fire in Rented Facilities.
  Insurance Against General Civil Liability.
  Insurance Against Engineering Risks.
  Domestic Transport Insurance.

  International Transport Insurance.
  Insurance against Miscellaneous Risks.

Additional information about insurance acquired by COPEL can be found in Note 45.

4.7.4 Workplace Safety and Health

COPEL’s Workplace Safety Plan comprises a series of preventive actions, of which the most important in 2005 were: the ongoing “Give Life Preference” Internal Workplace Safety Campaign, the largest such campaign ever developed within COPEL; the Internal Accident Prevention Commissions, whose goal is to prevent work-related accidents and illnesses, in order to make work permanently compatible with the protection of life and the promotion of the employees’ health.

COPEL, in compliance with the provisions of Regulatory Rule NR-5 and with its own Workplace Safety and Health Guidelines and Policies, supported in 2005 the operation of 39 Internal Accident Prevention Commissions composed of 578 employees (as members and secretaries) throughout its concession area. The Internal Accident Prevention Commissions are composed in equal parts of employer and workforce representatives and they serve 100% of the Company’s own workforce.

The rate of workplace accidents and illnesses in 2005 was 11.25, the severety rate was 562, and the rate of missed time was 0.20. During the year, 126 typical accidents and 7,749 missed work days were recorded.

COPEL offers its employees a wide range of Occupational Medicine services. Accordingly, it maintains a decentralized and company-owned structure with specialized doctors, nurses, and other professionals who conduct preventive work concerning quality of life in the workplace and different kinds of examinations, beyond the minimum level required by law.

The Company is now implementing the Workplace Safety and Health Management Program, a control system aimed at eliminating workplace hazards, complying with the applicable legislation, training personnel, standardizing high-risk activities, conducting inspections, setting goals, and carrying out permanent campaigns, in full compliance with the guidelines of the International Labor Organization. According to the policy of implementation of the Program, each area shall undergo diagnosis, planning, periodic control, verification, annual review, and auditing.

The cases of HIV-positive employees are treated and monitored regardless of age or position under the Occupational Health and Medical Control Program. Such program complies with Rule NR7 issued by the Ministry of Labor and with ILO guidelines. HIV-positive employees receive treatment and have 90% of medication expenses and 100% of hospital expenses reimbursed to them.

4.7.5 Third-Party Employee Safety and Health

In order to reduce the number of accidents involving third-parties, COPEL has carried out a few actions aimed at preventing accidents involving community members and third-party employees, including:

  A training program for third-party construction workers at the beginning of construction work;
  Safety lectures for construction company owners;
  Safety lectures for construction company electricians;
  Safety lectures for self-employed electricians who render electrical system assembly services;
  A cooperation agreement with Senai for the training of construction company electricians;
  Periodic safety inspections;
  Systematic supervision by COPEL of workplace procedures and conditions; and
  Statistical recording of accidents.

4.7.6 Client and Consumer Health and Safety

The community is directly affected by safety issues, due to the nature of COPEL's services. The Company maintains a permanent program , developed in-house by employees, to give lectures on electricity-related accident prevention at schools, cooperative associations, churches, and the community in general. These lectures are also supplemented by the distribution of educational materials such as booklets, notebooks, rulers, memory games, and posters.

Safety instructions are made public on electricity bills, on the Internet, and by means of annual summer campaigns on the beaches of Paraná. Under a cooperation agreement with the State Department of Education, members of local Parents and Teachers Associations have been trained to spread these instructions within their communities. The Company also employs “safety vehicles" at community events and construction sites, under a cooperation agreement with the Regional Engineering and Architecture Council of Paraná (CREA), the Construction Industry Union (Sinduscon), and the Federation of Industries of Paraná (FIEP) to reduce accident risks in the area of construction.

In its relations with the community, COPEL relies on several accident prevention programs, campaigns, and indicators, the most important of which are:

  Rural Calendar - 340 thousand rural calendars, which feature electricity safety and accident prevention instructions, have been distributed to rural customers so they can read their power meters themselves;
  School Kit – A community-oriented Safety Campaign for the Prevention of Electricity-Related Accidents. Its goal is to inform children about the safe use of electricity in an educational manner. The School Kit is used by 928 volunteers throughout Paraná, all of which are COPEL employees, and it is composed of a notebook, a ruler, a memory game, and a booklet. During 2005, 130 thousand kits were distributed at 1.325 schools in 261 municipalities. A total of 128,549 students had access to such material. The goal for 2006 is to reach 142,906 students;
  A lecture on “Prevention of Electricity-Related Accidents” to be featured at safety events within other companies in Paraná upon request;
  Cooperation agreements with radio stations throughout the State for the broadcast of electricity- related accident prevention reports;
  Participation at regional fairs (rural fairs, traditional festivals, class meetings, among others) with a booth to take information about the risks of electricity to the population;
  Mailing of warnings to owners of facilities with high risk of electrical shock; and
  Statistical recording of accidents, featuring the following indicators:

Number of Accident Victims (workplace and transport accidents)

	2004			2005			Goal for 2006

Accidents	Fatal	Non fatal	Total	Fatal	Non fatal	Total	Non Fatal

Employees	0	167	167	0	154	154	106
Third-party employees and
others	5	74	79	2	63	65	53

Total of Workforce Victims	5	241	246	2	217	219	159

Community	18	(1)	(1)	22	(1)	(1)	(1)

Overall total	23	241	246	24	217	219

(1) Figures not avaiable

In 2005, no events of violation of consumer health and safety legislation, including penalties and fines for such violations, were recorded.

In order to prepare ahead of schedule for legal and regulatory requirements, COPEL has within its structure a department charged with the prevention of such events. Potential issues and penalties in connection with legal and regulatory requirements, with ethical behavior, and with contract provisions are reviewed by the relevant areas, as soon as they’re notified.

4.8 Information Technology

In 2005, COPEL’s Information Technology area focused thoroughly on restructuring its procedures, seeking to obtain significant improvements in the standards of its internal controls. This effort, tied closely to the Company’s need to adjust to the Sarbanes-Oxley Act, involved approximately 150 IT professionals, who worked on improving 64 controls, many of which had already been implemented and in operation.

These initiatives, in addition to meeting legal requirements, have resulted in benefits to the Company, particularly because they have ensured greater transparency and control over IT procedures. Furthermore, COPEL updated its customer management systems. In order to do so, the Company implemented the MOSAICo program, which will comprise the systems responsible for billing, payment, collection, and commercial service procedures, in addition to carrying out specific activities to correct consumer records and power meters.

The Company also launched the Geoprocessing Software Migration Program – MigraGeo, whose scheduled term is four years and which shall involve approximately 90 professionals.

Simultaneously, the IT area continued to work hard on network infrastructure, improving service, operational efficiency, maintenance and upgrade of legacy systems, and server clusters, including the switch to a new central server, which resulted in a 16% increase in processing power and in the ability to use the Linux open-source operating system.

The Company also reversed the outsourcing of certain activities such as help desk, centralized printing, and peripheral operation by hiring new employees, and allocated additional employees to the areas of development, support, and production, thus reinforcing the IT area’s capacity to meet the Company’s demands efficiently.

4.9 Auditing

4.9.1 Internal Audit

COPEL’s internal audit staff operates in compliance with the rules issued by the Institute of Internal Auditors – IIA and by the Brazilian Institute of Internal Auditors - Audibra and, in 2005, it adopted the definition set forth by these institutes, according to which Internal Audit shall help the Company achieve its goals by adopting a systematic and disciplined approach towards the assessment and improvement of risk management, control, and corporate governance procedures.

As far as risk management and control is concerned, according to the IIA/Audibra rules, internal audit shall help the Company identify and assess significant exposure to risks and contribute to the continuous improvement and maintenance of such systems.

As to corporate governance, these rules determine that internal audit shall evaluate and make suitable recommendations for the improvement of the corporate governance process, contributing to the promotion of ethics and of appropriate values within the Company, ensure the efficient management of corporate performance and accountability, report efficiently any information concerning risks and control, and support the information exchange among the board of directors, the external and internal auditors, and senior management.

In order to comply with these rules and with the objectives set forth in COPEL’s strategic roadmap of “having international standards of corporate governance, transparency, and sustainability” and of “increasing investors’ interest in COPEL’s stock (increasing profitability and reducing risk to shareholders)", Internal Audit underwent significant changes in 2005, the most important of which are summarized below:

  It became functionally subordinated to the Audit Committee, which is composed of three independent members, and to the Chief Executive Officer, which ensures greater objectivity and independence of the evaluations conducted by Internal Audit;
  It carried on its restructuring process, adding 8 new members to its staff, for a total of 22 at the end of 2005;
  It participated in the process of adjusting internal controls to the requirements of the Sarbanes-Oxley Act, helping coordinate the process and the activities conducted by the third-party consultants and carrying out control tests;
  It helped create a confidential communication channel for the Audit Committee and carried out audits to verify received confidential reports.

Internal Audit issued 47 audit reports in 2005, against 27 in 2004.

4.9.2 External Audit

Pursuant to CVM Instruction no. 381, dated 14 January 2003, the Company and its wholly-owned subsidiaries have extended the agreement with PriceWaterhouseCoopers Auditores Independentes for the rendering of financial statement auditing services. Since the agreement was signed, PriceWaterhouseCoopers has not rendered services unrelated to independent auditing in excess of 5% of the agreement value. In its relations with independent auditors, the Company makes sure not to hire any other consulting services which may interfere with the independence of the external auditing work.

In order to comply with the requirements of the Sarbanes-Oxley Act, as of 2005 the financial statements are audited by both the internal and external audit teams. As a corporate governance measure, the internal audit procedures are audited by the external audit team.

5. OPERATIONAL PERFORMANCE

5.1 Power Market

Total power consumption billed by COPEL in 2005 reached 18,696 GWh, growing by 3.6% as compared to the previous year. Had the contracts with Carbocloro and Volkswagen, which expired at the end of 2004, been taken into account, consumption would have decreased 0.2% in the period.

Residential consumption, which accounts for 24.9% of COPEL’s market, grew by 4.2% in 2005, as attested by the rate of consumption per residential customer, which reached 151.4 kWh/month in 2005, or 1.5% higher than that recorded in the previous year (149.2 KWh/month). Such growth has resulted mostly from higher sales of electronics, particularly DVD players, TV sets, and personal computers, after the expansion of credit which began last year.

Commercial consumption, which accounts for 17.3% of COPEL’s market, recorded the best performance among major customer categories, with 6.8% growth. Such expansion resulted from the favorable conditions the tertiary sector has experienced. The retail business benefited from the greater availability of credit to individual consumers, from the overall increase in the number of consumers (2.5% higher than that of 2004), and from the opening of new businesses, particularly malls, which have recorded high sales figures.

The 5.2% growth in rural consumption was due mainly to the increase in average consumption which resulted from higher income for producers on account of good harvests in 2002/2003 and 2003/2004, enabling them to invest in electric machinery.

Consumption by the industrial segment (taking into account only COPEL’s captive market) dropped by 9.3%, due to the transfer of free customers to COPEL Generation in April 2005. Total industrial consumption within COPEL’s concession area, however, grew by 1.8% through the addition of free customers.

Category	Consumption (GWh)				Number of Customers

	2005	2004	Δ%	Share	2005	2004	Δ%	Share
			2005-2004	% 2005			2005-2004	% 2005

Residential	4,653	4,467	4.2	24.9	2,561,066	2,495,584	2.6	78.6
Captive Industrial	6,466	7,130	-9.3	34.6	53,256	50,032	6.4	1.6
Commercial	3,231	3,024	6.8	17.3	273,124	266,491	2.5	8.4
Rural	1,389	1,320	5.2	7.4	327,363	327,097	0.1	10.1
Other	1,784	1,728	3.3	9.5	41,755	40,866	2.2	1.3

Direct Distribution Total	17,523	17,669	-0.8	93.7	3,256,564	3,180,070	2.4	100.0

Free Industrial – Generation	1,173	371	216.2	6.3	20	7	185.7	-

Total	18,696	18,040	3.6	100.0	3,256,584	3,180,077	2.4	-

Free customers outside concession	-	696	-	-	-	-	-	-
area(1)

(1)Customers whose agreements expired in November 2004

COPEL also supplied power to utilities within the State, in the amount of 450 GWh in 2005, against 484 GWh in 2004, resulting in a – 7.0% variation.

Consumption by Customer Category

Growth in the Number of Customers (in thousands)

5.2 Rates and Discount Policy

5.2.1 Annual Rate Review

Under ANEEL Resolution no. 130, dated 20 June 2005, COPEL’s power rates for sales to final customers were increased by 7.80% on average, effective 24 June 2005. Out of this total, - 1.25% corresponds to the annual rate review (IRT), and 9.05% to financial components outside the range of the annual rate review.

5.2.2 Discount Policy

Since 2003, COPEL has followed a policy of granting rate discounts aimed at encouraging the use of electricity, contributing to the economic growth of the State by attracting new industries, and reducing the levels of overdue bills. Accordingly, the Company decided to apply the old rates from 24 June through 31 July for those customers who pay their bills when due. As of 1 August 2005, COPEL increased the rates in effect by 4.41% . The resulting average discount afforded to customers who pay when due is now 6.8% off the rates under ANEEL Resolution no. 130/2005.

The table below breaks down the rate increases and discounts between 2003 and 2005:

Date	Average increase authorized by	Average increase applied to customers	Average discount
	ANEEL	who pay when due	afforded

24. jun. 2003	25.27%	-	20.20%
01. jan. 2004	-	15.00%	8.20%
24. jun. 2004	14.43%	9.00%	12.50%
01. feb. 2005	-	5.00%	8.20%
24. jun.2005	7.80%	-	10.80%
01.aug.2005	-	4.41%	6.80%

5.2.3 Rate Adjustment

In the June 2005 rate increase, ANEEL accomplished another stage of the rate realignment set forth under Decree no. 4,667/2003, aimed at reducing cross-subsidies between customer groups. The rate increases were higher for the high voltage rate categories than for the low voltage ones. In COPEL’s case, low voltage rates were actually cut by 0.05% while high voltage rates were increased by 15.25%.

Average rates by final customer category (R$/MWh)

RATES	Dec 2005	Dec 2004	Variation%

Residential	268.90	262.12	2.59
Industrial	171.68	139.74	22.86
Commercial	234.87	221.31	6.13
Rural	164.20	157.84	4.03
Other	177.39	164.60	7.77

Final customers/total	209.52	187.08	11.99

5.3 Overdue Bills

Since the accounting period of 2003, COPEL has calculated the Overdue Bill Index for Power Supply to Final Customers, according to the following calculation method:

Bills are deemed overdue if not paid for over 15 days, pursuant to the Overdue Notice term (ANEEL Resolution no. 456/00).

Losses recognized by the Company are excluded from overdue amounts.

The drop in the Overdue Bill Index for Power Supply to Final Customers, from 2.3% in December 2004 to 1.8% in 2005 is due mostly to the collection of overdue bills and to transfers to the provision for uncollectible accounts.

Overdue Bill Level for Supply to Final Customers (in millions of reais / %):

5.4 Power Supply Quality

The main indicators of power supply quality are DEC (outage duration by consumer/year) and FEC (outage frequency by consumer/year).

DEC indicates the period of time, on average, in which each customer of a given group was deprived of power supply during the assessment period, taking into account outages at least 3 minutes long.

FEC indicates the number of outages, on average, each customer of a given group experienced during the assessment period, taking into account outages at least 3 minutes long.

The graphics below feature COPEL’s DEC and FEC figures for the past 12 years.

DEC (in hours and hundredths of hour)

FEC (number of outages)

COPEL’s DEC reached its lowest point in 1999, while FEC reached its lowest figure in 2001.

With the expansion of the electric system, heavily influenced by the “Luz para Todos” Program, it’s been necessary to constantly upgrade and reinforce the power grids and to implement new technologies in order to supply the marketplace in a satisfactory and optimized manner.

COPEL, which underwent a privatization process starting in 2000, suffered the impact of workforce reduction and investment cuts which, together with unfavorable weather conditions, led to poor performance indicators in 2002 and 2003.

In early 2003, the Company approved the creation of a workgroup charged with proposing measures to improve the system with a view to reducing outage levels for all customer groups.

As a results of the group’s first actions, Company management authorized supplemental investments in the amount of R$ 27 million for construction work and system maintenance.

In 2004, additional supplemental amounts were approved for the hiring of new teams, who contributed to system maintenance by trimming trees and lawnmowing, a result that reflected in 2005’s indicators.

In 2004, both DEC and FEC indicators improved significantly, and so they did yet again in 2005.

In order to sustain this favorable trend, continuous system improvement activities will be required, both in terms of maintenance and of investments in new projects.

5.5 Average Waiting Time

Average Waiting Time has also improved significantly since 2004, reaching an all-time low in 2005. Such performance resulted from significant investments by COPEL in the hiring of new technicians and electricians, and in opening new service points, since 2003.

Average Waiting Time (in hours:minutes)

5.6 Losses

COPEL’s total power losses reached 8.3% of total available power. The calculation took into account technical and commercial losses, basic network losses, and losses under contracts.

Even though COPEL’s commercial losses are low, due to an upward trend, the Company took a few preventive measures, such as setting up 50 inspection teams throughout its concession area, replacing power meter seals and meter boxes, and developing a system to control the entire inspection process, named GD Medição.

The implementation of the “Luz Legal” community-oriented program – carried out by COPEL in cooperation with Cohapar – for regular power supply, benefited, until December 2005, approximately 2,650 customers. Such initiative, however, resulted in commercial losses.

5.7 Energy Flowchart (in MWh)

The following flowchart summarizes the availability and the supply of power sold by COPEL in 2005. Availability comprises power generated by the Company’s facilities and other purchases under power purchase agreements within the regulated environment, under the energy reallocation mechanism, and others. Supply comprises State demand, initial contracts, bilateral contracts, and losses.

6. ECONOMIC AND FINANCIAL PERFORMANCE

6.1 Net Operating Revenues

The 22.9% increase in gross revenues, from R$ 5,544.3 million in 2004 to R$ 6,816.1 million in 2005, was due mostly to the increase in:

1) Revenues from sales to final customers (14.6% increase), on account of:

  A 5% rate increase on average, owing to the reduction of discounts afforded to customers who pay when due, starting in February;
  A 7.8% rate increase on average, pursuant to ANEEL Resolution 130/2005, starting in July, which was not passed on to customers who pay when due in that month; and
  A 4.4% rate increase on average, resulting from the reduction of discounts afforded to customers who pay when due, starting in August.

Revenues from sales to distributors (a 113.1% increase), on account of the sales at power auctions in 2005.

2) Revenues from use of the power grid (a 27.8% increase), due to rate increases in February, July, and August 2005, and to new customers.

There was a 21.3% increase in deductions from revenues on account of the establishment of PASEP/COFINS regulatory assets in 2004, which was realized starting in July 2005, of the increase in such charges passed on to customers’ bills, and of VAT (ICMS) resulting from increased revenues during the period.

6.2 Operating Expenses

The 21.4% increase in operating expenses, from R$ 3,324.1 million in 2004 to R$ 4,033.9 million in 2005, was due mostly to increases in the following items:

1) Regulatory Charges, with a R$ 71.2 million increase resulting from:

  A R$ 48.1 million in the Energy Development Account (EDA), due to an increase in the quota set by ANEEL, in addition to greater amortization in 2005 of amounts under the Account for Compensation of Portion A.
  A R$ 10.3 million increase in the Fuel Consumption Account (CCC). This fund subsidizes the cost of fossil fuels for thermal generation in both interconnected and isolated systems. The quota is proportional to the market supplied by each company. Disbursements made by distribution companies are passed on to the rates consumers are charged, split between the companies’ annual rate review or periodic rate adjustments. The need for use of fossil fuels for thermal generation is determined based on the planning conducted by the National System Operator - NSO. CCC revenues are used to finance fuel for thermal generation.

2) Charges for the Use of the Power Grid and for Transport, with a R$ 219.6 million increase due to the rate increase of 9% on average in July 2005, to greater amortization of amounts under the Account for Compensation of Portion A, and to new transmission assets being added to the interconnected system.

3) Personnel, with a R$ 91.7 million increase, due to 6.5% and 5.9% wage increases in October 2004 and October 2005, respectively, to the increase in workforce, to the payment of a bonus for hazardous working conditions, pursuant to a in-court agreement, according to which such bonus is now calculated on top of all items that make up an employee's basic salary, as well as to the provision and charges in connection with such bonus, and to the benefits set forth in the CBA.

4) Power Purchased for Resale, with a R$ 472.4 million increase, due to the acquisition of R$ 430.6 million of power at auctions and to the accrual, starting in 2005, of passive Portion A, in the amount of R$ 43.2 million, resulting from the discrepancy between the purchase amount and the amount set in the June 2005 rate review.

5) With the consolidation of Compagas, the caption “raw materials and supplies for the generation of electricity” reflects only the amounts spent with fuels and other supplies purchased from third-parties. Such increase resulted mostly from the purchase of gas for UEG Araucária during the period from January through May 2005 (R$ 47.0 million), which stopped being unaccounted for due to the termination of the agreements between COPEL Generation and Compagas and between Compagas and Petrobrás.

6) The increase in “taxes” resulted from R$ 32.2 million in penalties imposed by the State Finance Department on COPEL in connection with VAT (ICMS) issues. These amounts were included in the State REFIS program (an installment plan) and shall be paid off in the first quarter of 2006.

6.3 EBITDA

Earnings Before Interest, Taxes, Depreciation, and Amortization – EBITDA reached R$ 1,148.5 million, a figure 26.1% greater than the one recorded in 2004 (R$ 910.5 million), with a 23.7% margin, which was 2.0% higher than that of 2004.

Item	In 2005 In thousands of reais	In 2004 In thousands of reais

Depreciation and amortization	328,906	308,910
Net Operating Revenues	819,600	601,637

• EBTIDA	1,148,506	910,547

Net Operating Income	4,853,536	3,925,774

• EBITDA Margin %(1)	23.7	23.2

(1) Ebitda/Net Operating Income

EBITDA History:

6.4 Financial Income

Financial income fell R$ 87.3 million compared with 2004, due to a R$ 31.3 million drop in financial revenues and to a R$ 56.0 million increase in financial expenses. The main variations were:

  A R$ 96.6 million drop in active monetary variations, due to a reduced IGP-DI, the inflation index used to restate the balance of CRC transferred to the State Government of Paraná;

  A R$ 53.2 million decrease in active interest and fees, due to the re-negotiation of the December 2004 CRC installments;
  A R$ 109.4 million increase in contract penalties, due to the accounting of penalties under the gas purchase agreement;
  A R$ 63.2 million increase in debt charges, due to the accounting of interest on loans, financing, and debentures.
6.5 Indebtedness

Short and long term indebtedness suffered variations in 2005, on account of the raising of R$ 809.2 million, of which R$ 773.7 million resulted from the issue of debentures; of R$ 771.3 million in amortizations, of which R$ 395.6 million were used to pay off Eurobonds; and of the R$ 11.82% devaluation of the U.S. dollar. In 2004, variations resulted from R$ 25.4 million in capital raised, from R$ 386.3 million in amortizations, and from the 8.13% devaluation of the U.S. dollar. Further details are available under Notes 19 and 20.

The changes in indebtedness, comprising principal amounts and interest, are shown below:

6.6 Net Income

In 2005, COPEL recorded net income of R$ 502.4 million, a figure 34.3% higher than that recorded in 2004 (R$ 374.1 million). Such performance resulted in a rate of return on shareholders’ equity of 10.08% (net income ÷ shareholders’ equity – net income), with a 28.2% increase over 2004. This was due to good operational performance, as attested by the 36.2% increase in net operating revenues compared with 2004, thanks to the growth of all operating revenues. In addition, the 48.9% reduction in the provision for gas purchase compared with 2004 resulted from the termination of the agreements between Petrobrás, Compagas, and COPEL.

6.7 Cash Flows

In 2005, operating cash flow reached R$ 1,088.1 million, with a R$ 45.5 million increase when compared with 2004. Such increase is an indication of the Company's operational performance improvements.

Resources applied to property, plant, and equipment reached R$ 672.3 million in 2005, a figure R$ 50.5 million greater than that of 2004 (R$ 621.8 million). Such investment activities, net of consumers’ financial contributions and of assignment of assets, represented a cash flow investment of R$ 628.7 million, against R$ 564.8 million invested in 2004. This R$ 63.9 million variation reflects basically the expansion of the expenditure program in the area of transmission, which grew by R$ 60.3 million. Financing activities in 2005 contributed positively to the cash flows. The R$ 139.3 million increase reflects basically the raising of R$ 773.7 million by means of issuing debentures, the amortization of loans in the amount of R$ 541.5 million, and the payment of dividends in the amount of R$ 96.0 million. In 2004, financing activities used R$ 308.7 million in resources from cash flows. Such reduction reflects basically the amortizations of loans in the amount of R$ 204.0 million and the payment of dividends in the amount of R$ 42.6 million.

In 2004, COPEL started off with R$ 364.0 million in cash, achieving a R$ 169.0 million increase during the year. In 2005, taking into account all activities, the cash flow increase was much more significant, reaching R$ 598.7 million, which, added up to the initial balance of R$ 533.1 million, reached R$ 1,131.8 million at the end of the year, thus making possible the continuity of the activities conducted by the Company.

	In 2005	In 2004	Variation
	In thousands of reais	In thousands of reais	In thousands of reais

Initial balance	533,092	364,030	169,062

Operating flows	1,088,063	1,042,534	45,529
Investment flows	(628,707)	(564,762)	(63,945)
Financing flows	139,318	(308,710)	448,028

Final balance	1,131,766	533,092	598,674

STATEMENT OF CASH FLOWS
For the periods ended on December 31, 2005 and 2004
( In thousands of reais)

	Parent Company		Consolidated

	2005	2004	2005	2004

CASH FLOW FROM OPERATING ACTIVITIES
Net income for the period	502,377	374,148	502,377	374,148

Expenses (revenues) not affecting cash:
Provision for (reversal of) doubtful accounts	-	-	25,502	(63,987)
Depreciation and amortization	-	-	328,906	308,910
Long-term monetary variations, net	16,890	(4,175)	(38,942)	29,491
Equity in results of subsidiaries and investees	(634,791)	(420,132)	(13,501)	(5,849)
Deferred income tax and social contribution	(9,692)	21,617	(38,363)	30,650
Provisions for long-term liabilities	17,187	7,000	216,321	156,322
Write-off of long-term receivables	-	-	85	68,274
Write-off of investments	-	-	-	18
Write-off of property, plant, and equipment in service, net	-	-	24,233	13,688
Write-off of deferred assets			103	-
Amortization of goodwill on investments	-	-	4,808	4,808
	(610,406)	(395,690)	509,152	542,325

Changes in current assets
Customers and distributors	-	-	(152,157)	(22,795)
Services to third-parties, net	-	-	(4,526)	(1,945)
Construction in progress	-	190	(6,511)	(1,383)
CRC transferred to State Government	-	-	29,428	118,640
Taxes and social contribution paid in advance	(45,235)	(19,502)	(50,782)	31,295
Account for compensation of Portion A	-	-	170,908	67,532
PIS/PASEP - COFINS Regulatory Asset	-	-	41,538	-
Collaterals and escrow deposits			(34,521)	2,839
Inventories	-	-	(5,958)	(3,416)
Other	724	8,132	1,002	72,275
	(44,511)	(11,180)	(11,579)	263,042
Changes in current liabilities
Suppliers	(160)	(45)	314,780	332,281
Taxes and social contribution	4,860	2,444	6,457	3,661
Payroll and labor provisions	15	(70)	23,858	12,194
Post-employment benefits	(14)	16	(123,525)	(111,806)
Account for compensation of Portion A			36,897	-
Regulatory charges	-	-	(22,855)	14,022
Transactions with derivatives	-	-	(124,629)	-
Other	16	(112)	51,943	(15,284)
	4,717	2,233	162,926	235,068
Changes in long-term receivables
Customers and distributors	-	-	(11,255)	(1,859)
CRC Transferred to State Government - reclassification of current portion	-	-	-	(170,149)
Taxes and social contribution paid in advance	-	-	(2,232)	(11,407)
Judicial deposits	-	(7,056)	(19,826)	(32,420)
Investees and subsidiaries	(49,407)	-	-	-
Account for compensation of Portion A	-	-	(13,884)	(111,937)
PIS/PASEP - COFINS Regulatory Asset	-	-	(48,597)	(80,426)
Advance insurance payments	-	-	(1,647)	(1,271)
	(49,407)	(7,056)	(97,441)	(409,469)

Note: This statement complies with the Electric Energy Utility Accounting Manual, approved under ANEEL Resolution no. 444/2001, published on the Federal Register on 10.29.2001.

STATEMENT OF CASH FLOWS
For the periods ended on December 31, 2005 and 2004
( In thousands of reais)

	Parent Company		Consolidated

	2005	2004	2005	2004
CASH FLOW FROM OPERATING ACTIVITIES (continued)

Reduction of long-term receivables
Withdrawal of judicial deposits and collaterals	-	-	-	25,000
	-	-	-	25,000
Increase in long-term liabilities
Investees and subsidiaries	-	261,762	-	-
Minority interest in subsidiaries	-	-	22,628	12,420
	-	261,762	22,628	12,420

Total used (provided) by operating activities	(197,230)	224,217	1,088,063	1,042,534

CASH FLOW FROM INVESTING ACTIVITIES
Interest in other companies:
Copel Transmission	(3,400)	-	-	-
Copel Corporate Partnerships	(40,597)	-	-	-
Elejor - Centrais Elétricas do Rio Jordão S.A. (goodwill)	-	-	-	(22,815)
Escoeletric Ltda			(2,500)	-
Other investees	-	(324)	(207)	(794)
Transfer of investments	-	-	146	-
Dividends and interest on capital	333,907	17,886	3,797	9,109
Additions to property, plant, and equipment:
In generation	-	-	(20,957)	(18,325)
In generation (Elejor - Centrais Elétricas do Rio Jordão S.A.)			(225,091)	(193,967)
In transmission	-	-	(148,869)	(88,544)
In distribution	-	-	(241,114)	(233,808)
In telecommunications	-	-	(23,666)	(43,320)
In piped gas (Companhia Paranaense de Gás - Compagas)	-	-	(9,169)	(19,309)
In general facilities	-	-	-	(3)
Customer contributions	-	-	39,675	47,925
Additions to deferred assets			(752)	(911)
Donations and subsidies	-	-	-	-

Total used (provided) by investing activities	289,910	17,562	(628,707)	(564,762)

CASH FLOW FROM FINANCING ACTIVITIES
Loans and financing	(417,495)	(86,815)	(475,511)	(156,475)
Debentures	435,851	(101,239)	714,709	(101,239)
Dividends	(98,734)	(52,974)	(99,880)	(50,996)

Total used (provided) by financing activities	(80,378)	(241,028)	139,318	(308,710)

INCREASE (DECREASE) IN CASH	12,302	751	598,674	169,062

Cash at the beginning of the period	3,281	2,530	533,092	364,030
Cash at the end of the period	15,583	3,281	1,131,766	533,092

Variation in cash	12,302	751	598,674	169,062

Note: This statement complies with the Electric Energy Utility Accounting Manual, approved under ANEEL Resolution no. 444/2001, published on the Federal Register on 10.29.2001.

6.8 Added Value

The Statement of Added Value employs the same data used in the Statement of Income to inform how much wealth a company produces, i.e., how much value it has added to its production factors and to stakeholders. However, while the Statement of Income is designed to determine the income to shareholders, the Statement of Added Value is designed to demonstrate how the generated wealth was distributed among employees, government, shareholders, financiers, and how much of it was retained by the Company. It is very useful from a macroeconomic standpoint, since, conceptually, the sum of the added values in a country represents its Gross Domestic Product – GDP. The Statement of Added Value, featured together with the financial statements herein, complies with NBC Rule T 3.7, approved by CFC Resolution no. 1,010, dated 21 January 2005.

In 2005, Total Added Value was 22.2% greater than that of 2004, corresponding to R$ 776.2 million, representing 62.8% of gross revenues and attesting to the Company's performance in generating resources internally.

Furthermore, the Company distributed a significant amount to the government, fostering the State economy with R$ 2.4 billion resulting from tax collection, wages, earnings retained by the Company, and the State Government's interest, representing 55.8% of the total amount distributed by COPEL of R$ 4,278.9 million, which was in turn R$ 379.7 million greater than that recorded in 2004.

Approximate amount introduced in the State economy

	In 2005	In 2004
Item	In thousands of	In thousands
	reais	of reais

• VAT (ICMS)	1,373,494	1,175,935

• Other taxes (State and Municipal)	37,653	4,637

• Personnel (does not include INSS payments)	558,908	523,455

• Retained earnings	379,382	278,087

• 31,1% of interest on capital(1)	38,251	29,875

Total	2,387,688	2,011,989

(1)	Percentage corresponding to the stake of the Government of the State of Paraná

Distribution of Added Value - 2005

The full Statement of Added Value is featured herein, together with the remaining financial statements.

6.9 Stock Performance

The Company’s shares are listed on the Brazilian, American, and European markets, and in 2005 they reached their best performance on those markets since 1997, the year its share capital was increased by means of the issue of additional class B preferred shares in Brazil and in the United States.

Such good stock performance was recorded on all three markets. As reported by BOVESPA, the closing price of COPEL’s common shares on the last trading day of the period was R$ 14.95 per lot of one thousand shares (a 52.55% appreciation), class A preferred shares were traded at R$ 17.02 per lot of one thousand shares (a 68.02% appreciation), and class B preferred shares were traded at R$ 17.99 per lot of one thousand shares (a 55.09% appreciation), while the Ibovespa index increased 27.71% . As reported by NYSE, the closing price of COPEL’s common shares (ELPVY) on the last trading day of the period was US$ 6.30 per lot of one thousand shares (an 85.29% appreciation), and class B preferred shares (ELP) were traded at US$ 7.53 per lot of one thousand shares (a 68.46% appreciation), while the Dow Jones index fell 0.61% . As reported by the Madrid Stock Exchange, the closing price of COPEL’s class B preferred shares (XCOP) on the last trading day of the period was € 6.38 per lot of one thousand shares (a 98.75% appreciation), while the Latibex index increased 83.94% .

  The charts below feature the performance of COPEL’s shares in 2005:

On the Brazilian Market

On the American Market

On the European Market

6.10 Economic Value Added - EVA

Economic Value Added – EVA represents economic profit, i.e., how much wealth the company created with the capital employed in its operations, after deducting the return on this capital.

COPEL has maintained in the past few years a good Operating Return on Investments, with a rate of 11.82% in 2005. This was the main contributing factor to adding value to shareholders in the amount of R$ 89.3 million. This EVA variation, corresponding to R$ 24.0 million compared with 2004, indicates the Company is indeed focused on creating value by obtaining return on investments made in previous years, which are now operational.

The 12% rate of return on capital was maintained since it suits the Brazilian power sector standards in light of a Beta index of 1.07.

STATEMENT OF ADDED VALUE
As of December 31, 2005 and 2004
(In millions of reais)

			Consolidated

		2005	2004

1,	Sales	6,816.1	5,544.3
2,	Operating costs and expenses	(5,996.5)	(4,942.7)
3,	Equity in investees and subsidiaries	(13.5)	(10.3)
4,	Financial income	396.3	427.5
5,	Income tax and social contribution on profits generated by assets	(408.8)	(346.4)
6,	Operating income generated by assets, net of taxes	793.6	672.4

7,	Operating margin ( 6 ÷1 )	0.1164	0.1213

8,	Third-party capital	2,044.1	1,831.3
9,	Own capital	4,670.2	4,210.9
10,	Capital eligible for return - ( 8 + 9 )	6,714.3	6,042.2

11,	Capital turnover ( 1 ÷ 10 )	1.0152	0.9176

12,	Operating Return on Investment ( 7 x 11)	11.82%	11.13%
	or ROI in millions of reais	793.6	672.5

13,	Gross Financial Expenses with third-party capital	217.8	154.6
14,	Tax savings	(74.0)	(52.6)
15,	Net Financial Expenses with third-party capital ( 13 - 14 )	143.8	102.0

16,	Average rate of return on third-party capital	7.03%	5.57%
	net of tax effects (15 ÷ 8)
17,	Participation of third-party capital ( 8 ÷ 10 )	30.44%	30.31%

18,	Rate of return on own capital	12.00%	12.00%
	considering a Beta index of 1,07
19,	Participation of own capital ( 9 ÷ 10 )	69.56%	69.69%

20,	Weighed average capital cost - WACM ( 16 x 17 + 18 x 19 )	10.49%	10.05%
	or WACM in millions of reais	704.3	607.2

21,	Net operating assets	10,122.0	9,075.5
22,	Operating liabilities	(3,407.7)	(3,033.3)
23,	Capital eligible for return	6,714.3	6,042.2

	Added Value ( 12 - 20 x 23 )	89.3	65.3

	Improvement in Added Value in 2005	24.0

7. ENVIRONMENTAL MANAGEMENT

COPEL’s environmental management is conducted by a specific committee in charge of contributing to the Company’s corporate planning regarding environmental issues and representing the Company in its inter-institutional relationships by giving support to studies, plans, and reports in the realm of the power industry or the National Interconnected Power System.

Among the matters addressed during the Committee meetings in 2005 were: a) creation of a working group to deal with issues concerning environmental audit; b) communication of environment-related matters to stakeholders through the internet; and c) analyses and trends regarding the implementation of a corporate system for managing sustainability and environmental indicators, with the creation of a subcommittee.

7.1 Materials

In order to identify the materials used in its processes, COPEL has classified them under 252 main categories for power generation, transmission and distribution, as well as telecommunications. In 2006 such materials are to be classified according to their utilization in administration or in equipment operation and maintenance with their respective quantities.

The following table shows the evolution of paper consumption in corporate services in the last two years:

A4 Paper	Consumption in 2005	Consumption in 2004

Sheets	41,413,000	41,501,000
Reams	82,826	83,002

A formal process for the corporate use of recycled or recyclable papers has not been established yet, but there is a trend to adopt the use of recycled paper throughout the Company, since its composition contains a certain percentage of post-consumption paper proceeding from selective trash collection.

7.2 Energy

Taking into account the consumption of energy from primary sources to generate electric power, the consumption of mineral coal by the Figueira Thermal Power Plant, currently outsourced, is shown below:

Energy from Primary Source	Consumption in 2005	Consumption in 2004

Mineral coal (T)	74,138,992	66,402,591
Mineral coal (MWh)	81,741 MWh	73,211 MWh
Mineral coal (joules)	2,942676 x 10[14]	2,635596 x 10[14]

As an initiative for its own consumption, COPEL has developed in association with a partner the project for a fuel cell as energy source using natural gas (CH4) to reduce the power demand supplied by the distribution system and to act as an uninterrupted power supply system to feed its Data Processing System. Its performance is shown below:

	2005	2004

CH4 Consumption (m3 )	126,000	6,900
Power generation (kWh)	420,000	23,000
Power generation (joules)	151,2 x 10[10]	8,28 x 10[10]

In addition, this fuel cell generates thermal energy to the order of 1 kWh (3,600 joules) for each electric kWh. This thermal energy is used to heat the water consumed by the cafeteria facilities. On account of its relatively low consumption of hot water (about 10% of the total thermal energy produced by the fuel cell), the remainder is dissipated in the environment by means of the equipment cooling system.

The Company records up to November 2005 show that COPEL has consumed for its own operations 20,049 MWh, subject to a variation of about 0,3%, a consumption equivalent to 7,21764 x 1013 Joules. Further information on the Company’s own consumption are provided under Note 38.

7.3 Water

Total water consumption by the Company is shown below:

Water consumption	2005		2004

	Quantity (m3)	In thousands of reais	Quantity (m3 )	In thousands of reais

	267,573	875	262,961	800

COPEL’s business operations do not interfere with the wetlands listed by the Ramsar Convention nor does its water consumption affect the ecosystems/natural habitats, although there might occur an indirect impact resulting from the use of water and sewage provided by the water and sanitation companies operating in the State of Paraná.

COPEL does not recycle the water used for administrative or domestic purposes (canteens, restaurants, kitchens, and bathrooms). In terms of industrial power generation, the water from the reservoirs that passes through the turbines is not considered as water for consumption.

7.4 Biodiversity

The location and dimensions of the lands owned by the Company in connection with its power generation operations are shown on the following tables:

	Power Plants	Total Area	Flooded Area	Area within high biodiversity habitats
	(Facilities)	(In ha)	(In ha)	(In ha)

•	Apucaraninha	137.3	50.0	-	-
•	Cavernoso	10.3	-	-	-
•	Chaminé – Power Plant	3,513.4	5.0	3,508.4	Chaminé Power Plant(1)
•	Chaminé – Vossoroca Dam	1,080.3	1,016.3	64.0	Vossoroca Dam(1)
•	Chopim I	4.8	-	-	-
•	Figueira	47.8	-	-	-
•	Foz do Areia	15,184.6	12,248.6	-	-
•	GPS	2,764.2	1,622.3	1,141.9	-
•	Guaricana	816.6	434.5	382.1	Guaricana Power Plant(1)
•	Foz do Chopim	292.8	8.3	-	Airport
•	Melissa	9.3	-	-	-
•	Marumbi(1)	-	-	23.0	-
•	Mourão	1,856.9	1,296.9	-	Lago Azul State Park
•	Pitangui	30.4	0.3	-	-
•	Salto do Vau	143.0	-	-	-
•	São Jorge	476.7	426.1	-	-
•	Segredo	9,378.1	5,578.9	-	-
•	Três Bocas	123.0	-	-	-

Total		35,869.5	22,687.2	5,119.4	-

(1)Areas of relevant ecological interest still lacking a development proposal

A more recent study, shown on the following table, features the lands owned by COPEL located on conservation units, based on the National System of Conservation Units (SNUC):

SNUC Classification		Municipalities	Área
			(In hectares)

Sustainable Use Units	Guaratuba - State EPA	São José dos Pinhais and Tijucas do Sul	3,513.34
		São José dos Pinhais and Guaratuba	8,798.70
		Guaratuba, Morretes and São José dos Pinhais	812.14

	Escarpa Devoniana – State EPA	Ponta Grossa and Carambeí	88.72
		Castro	40.10

		Subtotal	13,253.00

Integral ProtectionUnits	Pico do Marumbi State Park	Morretes	225.98
	Pico do Paraná State Park	Antonina	865.18
	Lago Azul State Park	Campo Mourão and Luiziana	1,827.36
	Tia Chica Ecological Station	Candói and Reserva do Iguaçu	423.12
	Rio dos Touros Ecological Station	Pinhão	1,231.06
	Rio Guarani State Park	Três Barras do Paraná	2,235.00

		Subtotal	6,807.70

		TOTAL	20,060.70

COPEL has established among its goals for 2006 to identify all lands owned and managed by the Company in connection with its other operations that are located in biodiversity rich habitats In 2005 environmental impacts on biodiversity were not relevant and were associated with new power transmission projects.

According to the environmental assessments carried out for each project, the implementation of power substations have no impact on the local flora and fauna since they are located in urban areas with low capacity to sustain native species.

Likewise, there are no significant environmental impacts associated with the implementation of power transmission lines, since only the native vegetation situated in the line protection strip – with a width of about 30m to 60 m – has to be cleared. Furthermore, projects for power transmission lines are also subject to prior environmental impact studies to minimize their environmental impacts.

Total lands owned or leased by COPEL for productive purposes are shown below:

Purpose	Real Estate	Area
	(Quantity)	(In hectares)

Power generation	5,137	65,708.39
Power transmission	13,237	6,495.22
Telecommunications	51	0.82

Total	18,425	72,204.43

Another goal of the Company for 2006 is to determine the total number of real properties owned or managed by COPEL and used in connection with the company’s operations in power generation and transmission and in telecommunications.

It can generally be stated that COPEL does not own impermeable areas in biodiversity rich habitats and there were no changes to natural habitats resulting from corporate operations in 2004 and 2005.

Besides, COPEL intends to determine and to describe up to December 2007 the impacts of its operations upon protected or environmentally sensitive areas, as defined by the State’s Environmental Protection Agency (Secretaria do Meio Ambiente do Estado do Paraná – SEMA).

Since 2004 COPEL has been coordinating a project, which should be completed by July 2009, for the environmental assessment and restoration of a Permanent Protection Area known as Pólo do Atuba, in which the company conducts administrative activities and warehousing, as well as maintenance, storage and handling of equipment using mineral oils. This project is being implemented under a program for bio-remediation and adjustment of operational areas, and aims at the treatment of soil contaminated with hydrocarbons.

A research was conducted in connection with the Red Book of Endangered Species of the State of Paraná and the Red List of Threatened Species prepared by IUCN (International Union for Conservation of Nature and Natural Resources). Neither species existing in Paraná in areas where COPEL does not operate power generation and transmission (as in sea waters, sand banks, mangroves and other ecosystems), nor species living in restricted locations (where likewise COPEL has no operations) have been taken into account for this study.

Since the Company operates four hydropower stations and the related power transmission lines located in Serra do Mar (the coastal mountain range), a biodiversity rich environment, the number of species included in the Red Lists with habitats in lands affected by the company operations has been increasing. It is estimated that currently 48 of such species have their habitat in the areas surrounding those hydropower plants.

Preliminary data indicate that some of COPEL’s power transmission lines cross through environmentally sensitive areas, but this survey has not been completed yet.

For 2007, COPEL intends to locate and identify the company units based on the Economic and Ecological Zoning (ZEE) established by the State’s Environmental Protection Agency (Secretaria Estadual do Meio Ambiente).

COPEL considers as environmentally sensitive those areas that should be granted priority under environmental conservation processes, as well as those that should be subject to environmental restrictions as to their utilization, namely:

  Permanent Preservation Areas, as defined by the Brazilian Forest Code - Law nº 4.771/65, as amended; Law nº 7.803/89; Provisional Measure 2166-67/2000; and CONAMA’s Resolutions 302 e 303/2002.

  Conservation Units, both the Integral Protection Units (Ecological Station, Biological Reserve, National Park, Natural Monument, and Wild Life Refuge) and the Sustainable Use Units (Environmental Protection Area – EPA, Relevant Ecological Interest Area, National Forest, Extraction Reserve, Fauna Reserve, Sustainable Development Reserve, and Private Reserve of the National Heritage, as defined by Law nº 9.985/2000.

There are other areas that under a technical point of view could be considered environmentally sensitive and subjected to legal restrictions as to their use and occupation, such as the lands on the Ribeira Valley, where, depending on their use, the soil is more vulnerable to erosion. However, in the absence of legal safeguards and adequate mapping of these areas, it was decided that only the ones specifically protected by the current legislation would be taken into account.

7.5 Emissions, Effluents, and Waste

In 2004 Figueira’s thermal power plant emitted 147,189 tons of CO2 (carbon gas), while for 2005 its emissions are estimated at 164,338 tons.

COPEL intends to monitor the emission of other greenhouse gases as of 2006.

CO2 emissions by COPEL’s fleet of vehicles is shown below:

Fuel	2005		2004

	Volume	CO2 Emissions (T)	Volume	CO2 Emissions (T)

Gasoline (l)	3,334,920	7,237	3,265,043	7,085
Alcohol (l)	322,127	445	164,762	227
Natural gas (m3 )	42,046	82	53,042	104
Diesel oil (l)	3,217,656	8,430	3,083,386	8,078

Total		16,194		15,495

CO2 emissions were calculated based on: Gasoline (with 22% ethanol in Brazil) = 2,17 KgCO2/liter; Alcohol = 1,38 KgCO2/liter; Natural gas = 1,96 KgCO2/m3; and Diesel = 2,62 Kg CO2/liter

The Company owns a large quantity of cooling equipment such as refrigerators, freezers, and air-conditioners for buildings and vehicles using chlorofluorocarbon (CFC), which is harmful to the ozone layer.

COPEL’s goal is to determine the total number of such equipment and identify each one throughout the company until December 2006.

Nitrogen Oxide (NOx) and Sulphur Dioxide (SO2) are emitted only by the Figueira Thermal Plant. In 2005, Figueira emitted 716 tons of NOx and 14,151 tons of SO2, as estimated based on punctual measurements carried out under the self-monitoring process. Such measurements are conducted semi-annually as required for the renewal of the plant’s operating license.

A method for determination of emissions of NOx and Sulphur Oxide (SOx) by diesel-fired motors of company vehicles is under research.

The Corporate Waste Management Program was initiated in 2005 with the aim of providing in the middle-and long-term proper environmental treatment to all industrial, administrative and domestic waste generated by COPEL. The Company’s goal is to reach a zero waste impact upon the environment. In September 2005, the 1st Workshop on Corporate Waste Management was held. The event was attended by representatives from several corporate units and culminated with the presentation of Corporate Waste Management guidelines to be enforced throughout the company.

Two large cities in Paraná, Cascavel e Londrina, stand out in terms of proper disposal of waste resulting from the trimming of street trees, which is necessary to prevent tree branches from touching the power grids and thus avoid short-circuits and power outages.

Whereas in most of the State municipalities usually opt to forward the waste generated by the trimming of the street trees to urban garbage dumps or landfill sites, in Londrina an agreement, in effect since August 2005, was reached between the municipal Environmental Protection Agency (Secretaria Municipal de Meio Ambiente), COPEL and a waste grinding company for a more productive disposal of tree trunks, branches, and leaves.

During the clearance of the trimming sites, the waste is sent for grinding and subsequent sale to be used, for instance, to feed industrial ovens and bakeries. In addition to reducing the waste volume, this initiative prevents hundreds of trees from being cut off in order to be used as industrial fuel. Suffice to say that Londrina has about 40,000 trees under the power grid requiring trimming, which generates about 624 tons of waste. As a tree weighs 1 ton on average, each year about six hundred trees are spared from turning into firewood.

Cascavel, on the other hand, has been using the waste from tree trimming to produce vegetable manure and fertilizers. In compliance with a request from City Hall, about 10% of the product of the trimming, out of a total of 20 thousand trees, has been sent in the last two years to a manure and fertilizer company that pays it back to the Municipality by sponsoring social projects or making donations to charity. This experience is already being extended to Maringá.

The following list shows the waste resulting from the maintenance and operation of COPEL’s hydropower plants broken down by category, quantity and method of disposal.

Type	Volume	Destination

Activated aluminum oxide	200 kilos	Co-processing
Fiberglass wedges	400 kilos	Co-processing
Asbestos gaskets	720 kilos	Recycling
Mercury	10 kilos	Recycling
Insulating oil	600 liters	Refining
Lubricant oil	600 liters	Refining
Mixed liquid waste	2,560	Co-processing
Contaminated solid waste	15,870 kilos	Co-processing
Sílica gel	765 kilos	Co-processing
Paints	600 kilos	Co-processing

COPEL’s class II industrial waste (non-dangerous) is controlled by the company warehouses where the waste from the power distribution grid is stored and auctioned off twice a year.

Information about an auction held in 2005 are shown on the following table. Materials put up for auction are usually recycled or reused by their purchasers.

Qty.	Unit	Description of Materials	Material

34,855	kg	Cordage (sundry), scraps	Steel

4,785	kg	Mixed aluminum (sundry), scraps	Aluminum

6,796	kg	Copper and bronze (sundry), scraps	Copper and bronze

120,297	kg	Ordinary iron, plated steel (sundry), scraps	Iron

44,162	kg	Several metal and glass materials	Metal

7,115	kg	Preformed materials (sundry) scraps	Metal, Aluminum

148	kg	Insulators (sundry) scraps	China, glass

8,441	m	Crashed poles and concrete junctions, scrap	Concrete

7,100	piece	Coils and wood junctions, scrap	Wood

770	piece	Wooden poles	Wood

900	l	Used lubricating oil, with impurities	Oil

2,850	kg	Plastic and rubber (sundry), scraps	Plastic

1,513	pç	Used tires (sundry)	Tires

2,800	kg	Optical fiber wires, scrap

5,867	kg	Telecommunications equipment (sundry), scraps	Sundry

4,462	piece	Transformers

6,695	kg	Computer hardware (sundry)	Computer materials

97	piece	Computer hardware (sundry)	Computer materials

120	piece	Extinguishers (sundry), scraps	Sundry

32	piece	VHF radios (incomplete)	Sundry

25	piece	Motors for refrigerators and pumps	Motors

Data from the Public Auction held in the 2nd quarter, 2005

Class I industrial wastes (dangerous) are given different treatments according to their categories. The main categories of waste that have begun to be managed are: mineral insulating oil, solids contaminated with mineral oil, Askarel, mercury lamps, batteries and electric cells.

The insulating mineral oils are handled by the warehouses at the Regional Superintendencies and by the warehouse at the Pólo do Atuba, as well as by the power grid maintenance crews, which follow standard procedures to avoid spilling during removal and transportation of defective equipment. The volume of oils handled annually amounts to about 354 tons. The oils are usually bound for regeneration in industrial processes and are occasionally utilized by the Regional Superintendencies.

Solid wastes contaminated with mineral oil stored at the central warehouse proceed basically from the oil regeneration services. Until 2005, 58 barrels were stored in wait for a proper environmental treatment, such as co-processing in cement factories ovens.

COPEL has been systematically eliminating Askarel from its operations by replacing all registered power distribution grids and substations equipment. The total volume of Askarel accumulated during the last few years currently amounts to 12,14 tons, which are to be incinerated under special conditions with the use of plasma torches in high temperatures to prevent the highly toxic product emissions from polluting the environment more than Askarel by itself would.

Total volume of Askarel removed on account of equipment replacement from power plants and substations in 2005, to be transported in 2006, reaches approximately 32 tons, out of which 30 tons proceed from the power generation processes and 2 tons from the power transmission processes.

For the proper disposal of mercury lamps, COPEL is calling for bids to engage a specialized company. The average yearly quantity of lamps sent for mercury decontamination and for recycling of their other components is approximately 6,500.

Likewise, studies are underway to qualify companies capable of properly disposing of batteries and electric cells. Currently 3, 052 batteries and 16,063 electric cells, accumulated along the years, are stored.

The volume of recycled paper in 2004 and 2005 reached 96.070 kg and 128.040 kg, respectively. According to the “Selective Collection Manual” issued by the State of São Paulo Environmental Protection Agency (Secretaria do Meio Ambiente - Governo do Estado de São Paulo), the recycling of a ton of paper prevents the cutting of 15 to 20 trees, saves 50% in electric power and 10 thousand cubic meters of water. Accordingly, in 2004 COPEL avoided the cutting of 1,920 trees, with savings of 960 m3 of water. In 2005, 2,560 trees were spared with savings of 1,280 m3 of water.

For each of the Company’s hydro and thermal power plants, the discharge of industrial effluents were systematically monitored in various locations. The results are within the limits set by CONAMA’s (Conselho Nacional de Meio Ambiente) Resolution 357.

The physical and chemical parameters analyzed are: iron, lead, copper, manganese, mercury, pH, oils and greases. The microbiological parameters analyzed are: chemical demand of oxygen, biochemical demand of oxygen, fecal coliform bacteria and total coliform bacteria.

For COPEL, oil spills are not significant. When they occasionally happen on account of defects in equipment containing small amounts of insulating oil, they are promptly handled by the emergency and maintenance crews reporting to the Regional Superintendencies, which adopt standard methods to avoid spilling during the removal and transportation of equipment.

For 2007, COPEL’s goal is to determine all spills of chemical products that occur, such as spills of oils and fuels in power transmission facilities, in order to conclude the diagnostics for the purpose of environmental licensing.

Indirect emission of greenhouse gases in connection with COPEL’s processes, studies, projects, and programs has neither been detected nor foreseen.

7.6 Compliance with Legal Requirements

The Company keeps a record of environmental fines applied to COPEL Distribution, which have traditionally been handled directly by the Regional Superintendencies. Such charges are fortuitous and of little financial impact. Nonetheless, the Company is considering the possibility of including in its Strategic Planning/Environment a quality control of fines/charges/legal hindrances. To facilitate and improve its relationship with the environmental agencies, COPEL is preparing a Manual of Technical Instructions for the Environment – Green Areas, as well as folders, among other measures.

COPEL’s other subsidiaries – Generation, Transmission, and Telecommunications – have not been fined or charged in connection with environmental issues.

7.7 Transportation

Electric power is transported by means of transmission and distribution lines, and their impact upon the environment is considered irrelevant. COPEL’s power grid comprises 165,576 km, out of which 87% are located in rural areas. About 50% of the power lines cross through native forests. It is estimated that the power grid encompasses an area of 43,215 hectares, equivalent to 0.2% of the State’s territory, which amounts to 19,932,390 hectares. So as to further minimize the adverse impacts of the power grid upon the environment, COPEL has been implementing compact-design distribution and transmission grids. In the company projects, alternative power transmission lines are always considered, and two or three pathways for the power lines are made available so as to minimize their environmental impacts.

7.8 Indian Rights

Complaints presented by the Indian communities are filed with the Federal Public Attorneys and passed on to COPEL during meetings convened to negotiate solutions and agreements. Whenever necessary, experts are hired to provide diagnostics and technical certifications regarding the Indian communities claims. When such claims are deemed to be pertinent after their proper assessment, a plan is prepared for the implementation of the solutions required.

8. SOCIAL PERFORMANCE

8.1 Management of Sustainability

In association with the government, other companies and civil society organizations, COPEL has been developing several projects and social initiatives related to the UN’s Global Compact. Information on these projects, which is presented further on, are also available at www.copel.com. Despite the importance of such initiatives, as of 2005 COPEL has been prioritizing the implementation of a genuine system of Management of Sustainability that may be effectively incorporated into the Company’ organizational culture and its day-to-day operations. This decision is expressed by the first dimension of COPEL’s Pluri-Annual Planning, which establishes that the Company should adjust itself to international standards regarding corporate governance, transparency, and sustainability until 2008. Besides, this decision to implement mechanisms and adapt the corporate culture with a view to fostering sustainability responds to the Company’s commitment before the UN’s Global Compact to furthering the discussion and implementation of the Compact principles in the Company’s management processes.

The ability to keep cooperative relationships among different groups is a key factor for the effectiveness of the corporate plans. The major challenges are to identify all the players or groups of players that might have a genuine interest in the company’s operations; to create mechanisms for a cooperative and synergistic dialog with such parties; to manage the call for participation and build stakeholder engagement; and to ensure that the proposals agreed upon are implemented in due course.

In 2002, COPEL conducted a stakeholder mapping and classification research based on the Social Responsibility Standard AA 1000. To classify some of the stakeholder groups rigidly under only one of the categories presented (upstream stakeholders, impactees, heavily impacted stakeholders and value-focused stakeholders) was considered too restrictive. Thus a more flexible model was adopted for such classification.

Stakeholder mapping and its influence upon the Company

Players	Upstream	Impactees	Heavily	Value-focused
	stakeholders		impacted

Stockholders	•	•	•	•

Retirees		•	•

Clients	•	•	•	•

Community	•	•	•

Competitors	•	•	•	•

Employees	•	•	•	•

Suppliers	•	•	•	•

Future generations			•

Environment	•		•

Media	•

NGOs	•

Regulatory agencies	•

Partners	•	•

Public Authorities	•

Outsourced	•	•	•

In order to attain its strategic objectives, COPEL has decided to comply with the Global Reporting Initiative (GRI) guidelines, not only to be able to be accountable before its stakeholders in a clear, transparent and globally comparable manner, but also as a way of instituting an effective system for monitoring and managing its own performance under the three dimensions of sustainability: economic, social and environmental. This report is the result of this first effort towards cultural adjustment, notwithstanding all the internal difficulties and restrictions inherent to such a process.

In line with this internal adjustment and awareness process, the Company has determined that a more effective engagement of its stakeholders would be required, especially as regards the fostering of sustainability both within the organization and within society as a whole. For this purpose, the Company’s top management decided that COPEL should immediately comply with the standard AA1000, which sets forth a framework for engaging stakeholders and strategically prioritizing their interests in the corporate planning.

To carry out this task an internal multidisciplinary management group was appointed by top management, composed of representatives of corporate functions and corporate key areas involved in the process: social responsibility, environment, investor relations, strategic planning, supplies, marketing, controller’s office, accounting, and representatives of COPEL’s main businesses. At the same time, a specialized consulting firm was retained and initiated its activities as of May 2005. Based on the work of the management group with the support given by the consultants, a three-cycle implementation plan was devised:

  First cycle: already underway, and estimated to be concluded by June 2006, it comprises the engagement in the strategic dialog with the Company of the following stakeholders: employees, clients, suppliers, and public authorities.

  Second cycle: to be implemented between July 2006 and June 2007, it comprises the engagement in the strategic dialog with the Company of the following stakeholders: stockholders, society, and environment.

  Third cycle, which completes the process: to be implemented from July 2007 to June 2008, it comprises the engagement of all the other stakeholders identified by means of the stakeholder mapping carried out in 2002 and validated by the management group (media, regulatory agencies, competitors, partners, retirees, outsourced contractors, NGOs, and future generations), as well as an external audit by a certifying agency to be conducted on the Report prepared according to the GRI guidelines.

The following graph, which is a part of the company’s Integrated Corporate Management system, shows the progress obtained in the implementation of the standard AA1000 and the goals to be reached up to 2008:

Implementation of Standard AA 1000

To make feasible the implementation of the first cycle, it was established that the dialog with Public Authorities (from the Legislative, Executive, and Judiciary branches as well as the Department of Justice) would be conducted by top management through the CEO’s office. To conduct the dialog with the three other stakeholder segments selected for the first cycle, three internal subgroups were created, composed of representatives of the company units and functions directly involved with such public, namely: a subgroup in charge of Dialog with Clients, one in charge of Dialog with the Internal Public, and one in charge of Dialog with Suppliers. The results and goals in the implementation of Standard AA 1000 are shown below:

Activities carried out by the working subgroups:
Clients, Internal Public, and Suppliers

• Creation of subgroups
• Planning/preparation of an action plan and establishment of means and channels
• Selection of groups for dialog
• Implementation of a dialog workshop

First Cycle

Dialog workshops	Accrued until 2005		Goal for 2006

	Quantity	(%)	Quantity	(%)

Employees	1,527	19.8%	7,704	100%
Suppliers	22	1.8%	126	10%

For the dialog with clients it was chosen the event “COPEL - Doors Open to You”, similar to a public hearing, attended by the company’s top management. Clients, consumers and the community were invited to these events by means of announcements in the press or on the radio. In 2005, such events were held in 5 regions in the State of Paraná and were attended by 188 clients. Since it is not possible to predict the real number of participants in meetings of this nature, the goal for 2005 was established to cover the whole territory of the State and to extend the program to smaller towns by means of 24 events in each region with a total of 125 events.

Another proven manner of dialog is the image survey that shows the level of customer satisfaction with the company services and the quality of the relationship between the company and its clients. This survey is traditionally broken down by customer category and conducted by sampling. For 2006, the company’s goal is to extend this survey to include other stakeholders.

Based on the information obtained and the critical issues raised during the dialogs, action plans are prepared and monitored through the Integrated Corporate Management system, since they are dealt with as management indicators by using the Balanced Scorecard (BSC) method. Corporate planning sets forth objectives to be attained by the organization within a specific timeframe. By means of corporate controls of the action plans, criteria for monitoring results are established, support is given to decision-making by the managers and comparisons are made between the desired results and the results obtained.

8.2 Dialog and Engagement Channels

Based on the stockholder mapping, all existing dialog and engagement channels in operation across the Company were identified. The table below shows such channels and the stakeholders to whom they are available, with a brief description of how they work, and sets forth goals for expansion in 2006:

Caption	Stakeholders

1	Shareholders
2	Clients
3	Community/Society
4	Employees
5	Suppliers
6	Environment
7	Public Authorities

Dialog channels	Means of contact	Stakeholders
		Start of dialog

Site – virtual corporate agency – relations with suppliers and stockholders	www.copel.com	1, 2, 3, 4, 5, 6, 7

Stockholders’ Meeting	15-day advance notice on the press, internet site, Brazilian Securities and Exchange Commission, BOVESPA	1

Investor Relations – major stockholders and potential investors	e-mail: ri@copel.com	1
	Phone: 41 3222-2027 / 3331-4359
	Fax: 41 3331-2849
	Road shows
	Conference calls

Stockholder service – minority stockholders	e-mail: acionistas@copel.com	1
	Phone: 0800 41 2772

Stockholders and Custody – manages custody of	Pone: 41 3331-4269	1
securities and assists compulsory-loan credit holders	Fax: 41 3331-2916
	Rua Coronel Dulcídio, 800 - 2º andar
	CEP: 80420-170 Curitiba - PR

Corporate Management Secretary – receives and	Phone: 41 3331-4722	1
forwards stockholders claims and suggestions	Fax: 41 3331-4344
	e-mail: marlos.gaio@copel.com

Call Center – provides service by telephone to	Phone: 0800 51 00 116	1, 2, 3, 4, 5, 6, 7
customers and other stakeholders

Ombudsman - receives, analyzes, and forwards requests for information, suggestions, complaints, and denunciations from stakeholders.	e-mail: ouvidoria@copel.com	1, 2, 3, 4, 5, 6, 7
	Pone: 0800-647 0606
	Fax : (41) 3883-6040
	Rua Treze de Maio, 616 - 2º andar - Curitiba- PR
	Open from 8 a.m. to 6 p.m.

Confidential Communication Channel - receives confidential reports on violation of the conduct code, legal provisions or internal regulations on accounting, internal controls or auditing issues.	Pone / fax: (41) 3222-6006	1, 2, 3, 4, 5, 6, 7

Ethical Assistance Council – discusses, guides actions, examines situations, and proposes disciplinary measures so as to ensure that the Company operations comply with morally sound principles. The Council is composed of company employees representing several different trades and is coordinated by a representative of civil society.
	Email: conselho.etica@copel.com	1, 2, 3, 4, 5, 6, 7
	Pone: 0800-647 0606
	Fax: (41) 3883-6040

Organizational Climate Survey: evaluates employee satisfaction on a yearly basis. In 2005 this survey indicated a general satisfaction index of 82.6%	Annual online survey.	4

Employee Commission for Profit Sharing Negotiations	Call for Meetings	4

Internal Accident Prevention Committees (IAPC) – provides for work safety. There are 39 committees with a total of 578 employees	Internal Seminar on Accident Prevention;	4
	IAPC members and Work Safety experts

"COPEL – Doors Open to You” program – Top	Call for clients, consumers and community via	2, 3, 6
management conducts dialog as in a public hearing	newspapers and the radio.

Dialog with Stakeholders Workshops – meetings attended by representatives of stakeholders groups to raise critical issues (1)	Periodic calls	4, 5

Image and Satisfaction Annual Surveys (2)	Qualitative and quantitative annual survey	2

Consumers Council – addresses issues related to power supply, power rates, and customer service, and provides suggestions for the improvement of the company relations with all customer categories and the community as a whole l	e-mail: conselhodeconsumidores@copel.com	2
	Rua Coronel Dulcídio, 800.
	CEP 80420-170 - Curitiba - PR.

(1)	goal for implementation in 2006 regarding Community/Society and Environment
(2)	goal for implementation in 2006 regarding Stockholders, Community/Society, Suppliers and Environment

8.3 People Management

COPEL’s workforce in 2005 was composed as follows:

Workforce(3)	Daily working hours	2005	2004

Employees	8 hours	7,704	6,749
Interns	4 hours	848	823
Outsourced (1)	NA	2,292	2,003
Minors under apprenticeship contracts ( 14 to 16 years old)(2)	4 hours	64	-

Total		10,908	9,575

(1) In 2005 a computer system started to be implemented to control the number of outsourced professionals; this system is still undergoing tests.
(2) The Company participates since 2005 in the Teenager Apprenticeship Program, coordinated by the State government, to qualify minors for the job market.
(3) The table does not include the workforce of affiliates Compagas and Elejor.

The Company has been engaged in restructuring its workforce. In 2005, 1,199 new employees were hired by means of public entrance examinations (employees hired by affiliates Compagas and Elejor not taken into account). From this contingent, 854 employees were hired to meet internal organizational needs and 345 to replace outsourced labor, with emphasis on technical and operational activities.

The company workforce is composed of professionals hired though public entrance examinations open to all Brazilian citizens (born in the country or naturalized), regardless of sex, race or creed. In its public entrance examinations, COPEL assigns some of the job positions to persons with disabilities and afro-descendants.

In 2005, the Company assigned 17% of its job openings in administrative positions, which are more appropriate for this purpose, to people with special needs. Seventeen afro-descendants were also hired.

The graph below shows the evolution of COPEL’s own workforce in the last 10 years. The decreasing trend from 1995 to 2002 reflects outsourcing and voluntary separation/early retirement programs carried out in preparation for the privatization of the Company, a process which was eventually cancelled. The growth in the number of employees as of 2003 results from the decision to no longer privatize the company, but instead to restore its workforce so that the Company might be able to meet the repressed labor demand and to retake essential services related to its core business that had been outsourced.

Workforce on 31 December 2005(1)

(1)	Compagas’ and Elejor’s employees not included

8.3.1 Training and Development

The Company utilizes various resources to qualify its employees and continually improve their performance, making use mostly of internal courses to supply demands resulting from the implementation of new technologies and processes. In 2005, 2,105 training events took place (courses, seminars and lectures), out of which 1,880 were conducted internally and 225 externally, with a total of 25,885 attendees. On average, training hours amounted to 57.7 per employee.

The Company also adopts a consistent policy to improve the educational levels of its employees with significant investments in post-graduation courses, besides fostering self-development through an allowance-for-education program. Currently the Company has 2,681 college- graduated employees, from which 819 have also attended postgraduate courses at the specialization level, 99 have been awarded Master’s Degrees and 11 are PHDs.

Employee Training	2005
(In hours/average)

Operational	66.4
Administrative	43.8
Technical	61.1
Professional	56.0

8.3.2 Salary Policy

COPEL’s policies for retribution, performance recognition and incentive are based on a model structured upon two pillars: a fixed remuneration (compatible with the job market and the individual merit) and a variable remuneration (employee profit sharing or participation in results) COPEL and CENPRL, a commission set up for this specific purpose, have advanced their negotiations significantly in 2005, having established corporate goals and agreed upon results.

COPEL’s Career and Salary Plan was restructured in 2005 to reflect the Company’s occupational reality, which serves as a reference for the fixed remuneration policy, based on ensuring that the salaries paid by the Company are compatible with those prevailing on the job market.

8.3.3 Benefits

One of COPEL’s strengths as an employer is maintaining and continuously improving a wide range of employee benefits. Among the benefits granted directly by the Company, in addition to the ones mandated by the labor laws, the following are noteworthy: allowance for education, advance payment of the year-end bonus (13th salary), bonus for vacations, advance payment of the bonus for vacations, food allowance, allowance for day nursery, assistance to persons with special needs, employee profit-sharing or participation in results, collective life insurance, and flex-time, among others made feasible under an agreement between COPEL and Social Security (INSS).

Other benefits granted by the Company but managed by the Pension Plan (Fundação COPEL de Previdência e Assistência Social), of which COPEL is the main sponsor, comprise a private pension plan, which complements pensions paid by Social Security, and an extensive healthcare and dental assistance plan, one of the best in the market.

8.3.4 Quality of Life at the Workplace

Under the process of Quality of Life at the Workplace, an Energy and Health program has been experimentally implemented in the Curitiba area comprising physical exercises at the workplace available to all employees, especially to electricians, involving physical conditioning, and to customer service phone operators, involving anti-stress activities, in addition to large physical exercise classes taught on specific occasions (Easter, Christmas) to foster integration among employees. The Energy and Health program is to be extended to the other localities in 2006.

Also in connection with the process of Quality of Life at the Workplace, lectures were given about financial education, available to all employees, in order to enable them to manage their domestic budgets more efficiently.

The Company also made available through the intranet a Social Service Guide with information on the social services offered to the community in general and the main benefits and services offered by Fundação COPEL (the company’s pension plan), the government, social security, the private sector, and NGOs.

8.3.5 Freedom of Association and Collective Bargaining

All employees are represented in their labor relations with the Company by independent labor unions. Brazilian law provides for the organization of such entities according to professional category and territorial basis (municipality).

COPEL maintains a close relationship with all 17 unions that represent its employees: unions representing basic categories (power industry employees) and professional and/or differentiated categories. Union representatives have free access to local managers and company facilities to talk to employees, besides having a formal channel of communications with Human Resources.

Besides the legal issues involved in the Annual Labor Agreement, in effect from October through September, the parties further discuss the reposition of the inflation verified in the period, changes to existing benefits, reevaluation of other administrative issues, and new benefits, among other items. Other meetings are held periodically to deal with labor issues and to enhance the relationship with the unions.

Employees participation in the labor negotiations is highly relevant and extends from attending the Meetings called by the Unions to discuss the agenda of labor demands to voting for accepting or repealing the Company’s proposals. COPEL also fosters employee participation in trade associations, professional councils, and other entities.

8.4 Customer Relations Management

COPEL keeps good customer interaction channels. Monitoring of customers needs is made by means of market surveys and management reports. Evaluation of customer needs, fidelity, and satisfaction is carried out according to surveys conducted by customer segment. Based on the results of these surveys, specific actions are established and implemented.

In addition, the Company conducted market micro-segmentation studies addressing several variables such as psychographic profile, consumption, contribution margin and sector of the economy involved. Annually a questionnaire is prepared where the Regional Superintendencies identify the potential for load increase, such as installation or upgrade of industrial plants and other activities that might bring about new power supply needs.

COPEL has joined the Brazilian Association of Power Distributors (Abradee), which congregates 51 power distribution companies operating all over the country and accounting for the power supply to more than 99% of the Brazilian power market.

Due to the nature of its business, COPEL keeps a databank with information about its customers and about customer surveys. Such information is treated confidentially through systems that ensure consumer privacy. In 2005, no complaint was recorded for violation of privacy in connection with any customer relations channel.

COPEL makes available to its clients several channels of communications that add quality and speed to the services rendered to customers and to the handling of customer requests, suggestions, and complaints. Such channels are listed under item 8.2.

8.5 Supplier Relations Management

In 2005 COPEL signed contracts with 1,257 suppliers. Each of them accounted for contracts whose total amount stood below 10% of the total corporate purchases during the year. All of these contracts were paid in accordance with the terms and conditions agreed upon.

During the bidding stages of preparation of suppliers files and qualification of suppliers for bidding at company auctions or public tenders, the Company requires a declaration to be signed by the supplier’s owner, managing partner or director stating that no night shift or dangerous or unhealthy work is assigned to minors under 18 and no work at all is assigned to minors under 16. Such declaration must also specify whether the supplier employs minors over 14 as apprentices.

COPEL’s contracts with suppliers also have a Social Responsibility provision under which the parties pledge themselves:

  Not to allow the performance of any work in conditions similar to slavery nor any other form of illegal work and to demand the same commitment from their own suppliers of goods and services;
  Not to employ minors under 18 for night work or for dangerous or unhealthy work nor minors under 16 for any kind of work, except as apprentices if over the age of 14;

  Not to allow any kind of discrimination regarding access to employment nor any discrimination based on gender, origin, race, color, religion, physical condition, marital status, age, family situation or pregnancy, and to demand the same commitment from their own suppliers;
  To protect and preserve the environment as well as to prevent and eliminate environmentally harmful practices and to comply with all legal and administrative environmental regulations issued by federal, state or municipal authorities, especially Federal Laws nº 6.938/81 (National Policy for the Environment) and nº 9.605/98 (Law on Environmental Crimes), and to demand the same commitment from their own suppliers.

This contract provision also allows COPEL to enforce compliance with such obligations by the supplier and for this purpose to inspect any supplier’s facilities. By 2008, mechanisms should be put in place to monitor the fulfillment of this provision.

8.6 Embracing the Global Compact Principles

COPEL’s social and environmental programs, actions and policies are available in full at www.copel.com . A summary of such practices and their relation to the Global Compact Principles is presented below:

Caption

Human Rights	1	Support and respect the protection of internationally proclaimed human rights

	2	Avoid human rights abuses

Labor Standards	3	Uphold the freedom of association and the effective recognition of the right to
		collective bargaining

	4	Uphold the elimination of all forms of forced and compulsory labor

	5	Uphold the effective abolition of child labor

	6	Uphold the elimination of discrimination in respect of employment and occupation

Environment	7	Support a precautionary approach to environmental challenges

	8	Promote greater environmental responsibility

	9	Encourage the development and diffusion of environmentally friendly technologies

Anti-corruption	10	Work against all forms of corruption, including extortion and bribery

	Global Compact Principles with which they comply	Date

Projects / Programs / Management Systems / Participations and Policies			Conclusion /
		Beginning	Goal

Policies and Management Systems

Assessment, review, and implementation of corporate values	1, 2, 3, 4, 5, 6, 7, 8, 9, 10	2002	2006

Preparation and implementation of the code of conduct	1, 2, 3, 4, 5, 6, 7, 8, 9, 10	2002	2006

Preparation and implementation of the Confidential Reporting Channel and of the Audit Committee	1, 2, 3, 4, 5, 6, 7, 8, 9, 10	2005	2007

Adoption of the IBGC (Brazilian Institute of Corporate Governance) Code of Good Practices	1, 2, 3, 4, 5, 6, 7, 8, 9, 10	2005	2007

Implementation of the Sustainability Management System (GRI + AA1000)	1, 2, 3, 4, 5, 6, 7, 8, 9, 10	2005	2008

Support to Public Policies and Management Improvement

Participation in the national associations which address and promote energy efficiency and environmental improvements: Brazilian Association of Electric Utilities, Energy Research Company, Association of Independent Power Producers, CIGRÉ Environmental Committee, Bioenergy Management Committee, Ecological-Economic Zoning of Paraná, Agenda 21	7, 8, 9	Several dates	Undetermined

Participation in the Committee of Institutions against Starvation and for Life (COEP) and in the State Committee for Nutritional and Feeding Safety (CONSEA - PR)	1, 3, 4, 5, 6, 7, 8, 9	1995 / 2003	Undetermined

Participation in the Paraná Council for Corporate Citizenship (CPCE) for joint promotion of Social Responsibility in the State of Paraná	1, 2, 3, 4, 5, 6, 7, 8, 9, 10	2005	Undetermined

Financial support and technical participation, representing South America, in the GRI workgroup charged with preparing the power sector supplement	1, 2, 3, 4, 5, 6, 7, 8, 9, 10	2005	2007

Voluntary participation in the Paraná Competitivo Movement and in the judging panels of the National Quality, the Public Service Quality, the Corporate Success, and the Paraná Management Quality Awards	1, 3, 4, 5, 6, 7, 8, 9	2004	Undetermined

Adoption of the Kyoto Protocol - research and modeling of carbon capture by means of the recovery of waterside forests and vegetation around reservoirs	7, 8 , 9	2004	Undetermined

Social and Environmental Programs, Projects, and Activities

Donation campaigns: Fome Zero, Natal sem Fome, Pastoral da Criança	1, 2	Several	Undetermined
		dates

Iguaçu Tribute Program - support to the sustainable development of surrounding communities	1, 2, 5, 7, 8, 9, 10	2004	2014

Corporate Volunteering Program - EletriCidadania - license of 4 hours a month to employees who engage in volunteer work	1, 2	2001	Undetermined

Projects to improve support to needy communities and to people with special needs: Mobile Support Stations and Libras (Brazilian Sign Language) Project	1, 2, 6, 10	2005	Undetermined

Fera Project - cultural program at State public schools	1, 2, 4, 5, 10	2005	Undetermined

Luz Fraterna Program - cooperation agreement with the State government to provide payment exemption to low income customers who consume up to 100 kWh/month	1, 2, 4, 5, 10	2003	Undetermined

Energy Universalization - Luz para Todos Program - connection of the entire State population to COPEL's grid	1, 2, 4, 5, 10	2003	2007

Night Irrigation Program - subsidized rate and equipment to rural customers	1, 2, 4, 5, 7, 8, 9	2003	Undetermined

Rate discounts - a program which has already transferred over 1 billion reais to the society of Paraná by means of discounts	1, 2	2003	Undetermined

Discounted rate to charities - discounts of up to 65% to 582 institutions	1, 2	2003	Undetermined

Luz Legal Program - regular power supply to areas occupied irregularly	1, 2	2003	2006

Paraná em Ação Program - joint community-oriented program aimed at carrying out activities and providing services and information with a view to promoting citizenship within the community	1, 2	2003	Undetermined

Paraná Digital Program - digital inclusion by means of the connection of 2100 public schools to the internet, through 1,215 Km of urban access cables	1, 2, 4, 5, 6, 10	2003	2008

Menor Aprendiz Program - professional inclusion of minors aged 14 to 18 with juvenile records	1, 2, 4, 5, 10	2005	Undetermined

Corporate Waste Management Program - aimed at reducing, reusing, and recycling all generated waste. Includes the ZERE Program for disposal of waste resulting from the operation and maintenance of power plants	7, 8, 9, 10	2005	Undetermined

Iguaçu Regional Museum - environmental education program for the community, which features one of the most remarkable collections in Paraná	7, 8, 9, 10	2000	Undetermined

Energy Efficiency Program - aimed at promoting the efficient use of power at municipal facilities, schools, charities, and research institutions	7, 8, 9	1999	Undetermined

Programs at the Experimental Station for Ichthyological Studies at Segredo - monitoring and repopulation of rivers and reservoirs in Paraná with native species, particularly the surubim , the mandi , and the bagre	7, 8, 9	1992	Undetermined

Control of invading species - monitoring of the entry of the golden mussel (Limnoperna fortunei ) and other species	7, 8, 9	2003	2007

Recovery of degraded areas - the Company maintains four greenhouses to harvest and replace native vegetation in degraded and permanent protection areas	7, 8, 9	1992	Undetermined

Guiding plans for the use of reservoirs and their surroundings - these plans set forth actions for the management and occupation of reservoirs and their surroundings within a 1,000-meter range	7, 8, 9	2002	Undetermined

8.7 Social Balance Sheet

COPEL has been publishing its Social Balance Sheet since 1999, although only in January 2006 a Resolution made such publication mandatory. For the preparation of its Social Balance Sheet the Company follows the guidelines set forth by the Brazilian Institute of Social and Economic Analysis
(Instituto Brasileiro de Análises Sociais e Econômicas – IBASE).

In 2005 COPEL was certified at a public ceremony as a “Corporate Citizen” by the Regional Council of Rio de Janeiro (“Conselho Regional do Rio de Janeiro”). This certificate is awarded based on the accounting and social information disclosed through the companies’ Social Balance Sheets. The publishing of its Social Balance Sheets has also entitled COPEL to use the Social Balance Sheets Seal IBASE/Betinho 2004, which is equivalent to an ISO certification conferred upon Social Balance Sheets in Brazil . Only 64 companies were granted the right to use this seal in 2005.

ANNUAL SOCIAL BALANCE SHEET - IBASE Model
As of December 31, 2005 and 2004
(In thousands of reais)

								Consolidated

					2005				2004
	1 - BASIS FOR CALCULATION
N 28
& 29	Net Revenues - NR	4,853,536				3,925,774
(1)	Result of Operations - RO	727,647				600,182
(2)	Gross Payroll - GP	542,981				456,680
	Total Value Added - TVA	4,278,862				3,502,656

	2 - INTERNAL SOCIAL INDICATORS		% of:				% of:

			GP	NR	TVA		GP	NR	TVA
	Meal assistance (Meal tickets and others)	41,365	7.62	0.85	0.97	35,869	7.85	0.91	1.02
NE 31	Mandatory social charges	138,701	25.54	2.86	3.24	115,298	25.25	2.94	3.29
NE 32	Pension plan	78,003	14.36	1.61	1.82	118,261	25.90	3.02	3.39
	Healthcare plan	23,564	4.34	0.49	0.55	21,231	4.65	0.54	0.61
	Workplace safety and medical support	3,142	0.58	0.06	0.07	2,534	0.55	0.06	0.07
	Education	1,791	0.33	0.04	0.04	1,925	0.42	0.05	0.05
	Culture	587	0.11	0.01	0.02	1,276	0.28	0.03	0.04
	Personnel training and development	10,714	1.97	0.22	0.25	9,528	2.09	0.24	0.27
	Children's daycare assistance	444	0.08	0.01	0.01	408	0.09	0.01	0.01
NE 31	Employee profit sharing	32,294	5.95	0.66	0.76	18,319	4.01	0.47	0.52
	Other benefits	2,531	0.47	0.05	0.06	740	0.16	0.02	0.02

	Total	333,136	61.35	6.86	7.79	325,389	71.25	8.29	9.29

	(continued)

				Consolidated				Consolidated

					2005				2004
	3 - EXTERNAL SOCIAL INDICATORS		% of:				% of:

			RO	NR	TVA		RO	NR	TVA
	Education	15,855	2.18	0.33	0.37	24,338	4.06	0.62	0.69
	Paraná Digital Program	15,215	2.09	0.32	0.36	23,892	3.98	0.61	0.68
	Schools at Power Plants and other	640	0.09	0.01	0.01	446	0.08	0.01	0.01
	Culture	2,943	0.40	0.06	0.07	2,776	0.46	0.07	0.08
	Healthcare and sanitation	73,919	10.16	1.52	1.73	47,117	7.85	1.20	1.35
(3)	Luz Fraterna Program	29,757	4.09	0.61	0.70	25,619	4.27	0.65	0.73
	Luz para Todos Program	41,388	5.69	0.85	0.97	17,639	2.94	0.45	0.51
	Reluz Program	184	0.02	-	-	2,099	0.35	0.05	0.06
	Family Resettlement Program	1,750	0.24	0.04	0.04	1,053	0.17	0.03	0.03
	Luz Legal Program	840	0.12	0.02	0.02	707	0.12	0.02	0.02
	Sports	44	0.01	-	-	-	-	-	-
	Fight against starvation and food safety	-	-	-	-	-	-	-	-
	Other	288	0.03	-	-	598	0.10	0.02	0.02
	Miscellaneous donations	195	0.02	-	-	583	0.10	0.02	0.02
(4)	Eletricidadania Program	20	-	-	-	15	-	-	-
	Implementation of GRI/AA1000	73	0.01	-	-	-	-	-	-

	Total of contributions to society	93,049	12.79	1.92	2.17	74,829	12.47	1.91	2.14

SVA	Taxes (excluding social charges)	2,586,164	355.41	53.28	60.44	2,115,750	352.52	53.89	60.40

	Total	2,679,213	368.20	55.20	62.62	2,190,579	364.99	55.80	62.54

	4 - ENVIRONMENTAL INDICATORS		% of:				% of:

			RO	NR	TVA		RO	NR	TVA
	Investments connected to the operations of
	the Company	48,858	6.71	1.01	1.14	18,607	3.10	0.48	0.53
	R & D, Energy Efficiency, and Technological and
NE 38	Industrial Development Programs	46,771	6.43	0.97	1.09	11,204	1.87	0.29	0.32
	Waste management	1,145	0.16	0.02	0.03	1,076	0.18	0.03	0.03
	Compact-design or "green" Lines	463	0.06	0.01	0.01	5,642	0.94	0.14	0.16
	Fauna and Flora protection programs	479	0.06	0.01	0.01	685	0.11	0.02	0.02
	Investments in external programs and/or
	projects	1,235	0.17	0.02	0.03	6,531	1.09	0.16	0.19
(5)	Iguaçu Tribute Program	206	0.03	0.00	0.01	71	0.01	0.00	0.00
	Environmental Education and Iguaçu Museum	1,029	0.14	0.02	0.02	6,460	1.08	0.16	0.19

	Total	50,093	6.88	1.03	1.17	25,138	4.19	0.64	0.72

In terms of annual goals for the reduction of waste and overall consumption in production and operation and for the increase in the efficiency of the use of natural resources, the Company	( ) does not have goals	( ) does not have goals
	( ) meets from 0 to 50% of goals	( ) meets from 0 to 50% of goals
	( ) meets from 51 to 75% of goals	( ) meets from 51 to 75% of goals
	( X ) meets from 76 to 100% of goals	( X ) meets from 76 to 100% of goals

	(continued)
	5 - WORKFORCE INDICATORS (includes Compagas and Elejor)

	Employees at the end of the year	7,775			6,811

	School attendance by employees:	Total	Men	Women	Total	Men	Women

	College or post-graduate	2,735	1,982	753	2,410	1,747	663
	High school	4,493	3,910	583	3,884	3,340	544
	Elementary school	547	511	36	517	494	23
	Employee age brackets:
	Under 30	1,546			833
	Between 30 and 45	3,666			3,743
	45 and older	2,563			2,235
	Employees hired during the period	1,210			599
	Female employees	1,372			1,230
	% Women in management-level positions:
	out of the total number of female employees	1.2			1.1
	out of the total number of managers	7.9			7.0
	African-Brazilian (A-B) employees	682			572
	% A-B in management-level positions:
	out of the total number of A-B employees	0.9			1.1
	out of the total number of managers	3.0			3.2
(6)	People with disabilities	73			289
	Dependents	14,694			14,106
	Interns	868			840
	Outsourced contractors - no. of employees	2,301			2,011

Consolidated

			2005	Goals for 2006

6 - RELEVANT INFORMATION CONCERNING THE EXERCISE OF CORPORATE
CITIZENSHIP
(7)	Ratio between the highest and the lowest
	salary within the Company		28,3	28,3
(8)	Total number of workplace accidents		219	159
Social and environmental projects developed by
	the Company were determined by:	senior management		senior management
Workplace safety and hazardous environment
	standards were set by:	all employees and IAPCs		all employees and IAPCs
In terms of freedom for employee unions, right to
collective bargaining, and internal workers
	representation, the Company:	follows ILO guidelines		will follow ILO guidelines
	The Company’s pension plan benefits:	all employees		all employees

	Profit sharing benefits:	all employees		all employees
In selecting suppliers, the same ethical and social
and environmental responsibility standards
	adopted by the Company:	are suggested		will be required
Employees’ participation in volunteer work
	programs:	is supported by the Company		will be supported by the Company

(continued)
Total number of customer complaints filed:
at the Company	152,188	150,362
at Procon	1,538	1,538
in court	770	573
% of complaints addressed or solved:
at the Company	100.0%	100.0%
at Procon	100.0%	100.0%
in court	25.6%	100.0%

		Consolidated

	2005	2004
Distribution of Value Added (DVA) :
Workforce	13.1%	15.0%
Government	62.9%	62.9%
Financing agents	11.9%	10.8%
Shareholders	3.3%	3.4%
Retained	8.8%	7.9%

7 - ADDITIONAL INFORMATION

COPEL operates in the power sector within the State of Paraná, under Corporate Taxpayer Number 76.483.817/0001 -20

For further details about the information disclosed herein:
Accounting Management Department (CTGR) - phone number: 41 3331-2123
Managerial Accounting - Mr. Horácio Kordel Rodrigues - phone number: 41 3331-4495 e-mail: horaciok.rodrigues@copel.com Rita de Cássia Gabriel Cerqueira - phone number: 41 3331-2213 e-mail: rita.cerqueira@copel.com

COPEL does not employee children or slave labor, does not engage in the prostitution or sexual exploitation of children and teenagers, and does not engage in corruption.

Our Company appreciates and respects diversity both internally and externally.

This Social Balance Sheet includes data from subsidiaries Compagas and Elejor on account of the consolidation of their results with COPEL's. That is why the 2004 data was reclassified.

Notes:
N - Note
(1) According to Ibase, we must disclose in this item the Result of Operations, which, in the case of COPEL, is the Operating Income, i.e., income before non-operating income (losses) and taxes;

(2) GP comprises salaries, paid vacation, bonuses, annual bonus (13th salary), INSS charges, FGTS charges, and other related items effectively paid by the Company during the year and included under operating expenses or transferred to construction in progress, curso, in compliance with Ibase's current definition. Discrepancies in the 2004 data result from said definition and from the consolidation of subsidiary Elejor;

(3) The "Luz Fraterna" Program is carried out under a cooperation agreement with the Government of the State of Paraná, signed on 11.09.2003, and is aimed at benefiting people in need, providing exemption from the payment of electricity bills to families which qualify according to previously established criteria;

(4) The Corporate Volunteering Program (Eletricidadania ) recorded, in 2005, 893 dedicated to volunteer work;

(5) The Iguaçu Tribute is a social and environmental program aimed at promoting sustainable development through projects conceived within the very communities involved;

(6) There were 73 employees with disabilities in 2005, while in 2004 there 89 employees, plus 200 employees from a third-party contractor who worked at the Company's call center and scanning services department. These activities are now in charge of Company employees hired by means of public admission tests in 2005;

(7) This calculation takes into account as salary, in addition to the nominal wage, the Bonus for Service Time, an item also included in payroll, thus increasing the ratio, since new employees (hired during the year) are not entitled to such bonus.

(8) The number of total accidents in 2005 includes accidents with employees, contractors, and members of the community. The 2006 goal for community-related accidents is zero, thus the total number is lower.

9. MATRIX OF LOCATION OF GRI INDICATORS

The table below represents an effort to establish a correlation between the GRI indicators and the Global Compact principles. The Global Compact is considered by the Company as a platform to place into context and to measure results in terms of global sustainability. The Compact -- being derived from the Universal Declaration of Human Rights, the International Labor Organization’s Declaration on Fundamental Principles and Rights at Work, the Rio Declaration on Environment and Development, and the United Nations Convention Against Corruption -- has become the most consistent and publicly know platform to foster corporate sustainability. The Company is totally responsible for this matrix, which reflects the view of its management. It was composed based on the experience accrued by the Company and enriched by papers published by the Instituto Ethos de Empresas e Responsabilidade Social, which make a correlation between its indicators, the GRI indicators and the Compact principles.

Caption

GRI	Global Reporting Initiative
NA	Not applicable
INA	Information not available
NO	Note to the Financial Statements
FR	To be included in future reports

• VISION AND STRATEGY

GRI	Issue	Global Compact	Item

1.1	Statement of the corporate vision and strategy as to its contribution to sustainable development	1, 2, 3, 4, 5, 6, 7, 8, 9, 10	1.1, 4.2

1.2	CEO’s Declaration	1, 2, 3, 4, 5, 6, 7, 8, 9, 10	1.1

• PROFILE OF THE ORGANIZATION AND OF THE REPORT

GRI	Issue	Global Compact	Item

2.1	Name of the organization		1.1
2.2	Main products and services		2.6
2.3	Operational structure of the organization		2
2.4	Description of the principal departments, organization in operation, subsidiaries and joint ventures		2
2.5	Countries where it operates		2
2.6	Type and legal nature of property		1.1, 2
2.7	Markets supplied		2, 2.6, 2.7
2.8	Organization size		2, 2.7, 6.8

2.9	Stakeholders list, features of each one and its relationship with the organization	3, 10	8.1

2.10	Persons to be contacted for information, including email addresses	10	1.2, 10.1

2.11	Period covered by the information		1.1, 1.2

2.12	Date of most recent previous report		1.2

2.13	Scope of the report (countries or regions, products or services, departments, facilities,		1.2, 9
	subsidiaries, and any specific limitations in scope)

2.14	Most significant changes since the last report		1.2

2.15	Method of preparation of the report that may affect comparability between periods or		1.2
	with the reports of other organizations

2.16	Explanation about the nature and consequences of changes in information contained in		1.2
	previous reports and the reason for such changes

2.17	Reasons not to apply GRI principles and protocols in the preparation of the report		1.2, 9

2.18	Criteria and definitions used for accounting of economic, environmental, and social benefits and costs		1.2

2.19	Significant changes in respect of previous years in measuring methods applied to		1.2
	economic, environmental and social relevant data.

2.20	Internal policies and procedures used to enforce and ensure the accuracy, integrity	1, 2, 3, 4, 5,	1.2, 4.9
	and reliability of the sustainability report	6, 7, 8, 9, 10

2.21	Current policies and procedures to provide unbiased verification of the report	10	1.2

2.22	Means for report users to obtain further information on economic, environmental and	1, 2, 3, 4, 5,	1.2, 8.2
	social aspects of the organization’s operations	6, 7, 8, 9, 10

• CORPORATE GOVERNANCE STRUCTURE

GRI	Issue	Global Compact	Item

3.1	Corporate governance structure including main committees bellow the level of the	10	4.1
	Board of Directors responsible for the organization’s strategy and supervision

3.2	Percentage of non-executive directors with autonomy	10	4.1

3.3	Determination of the specialization required of directors to guide the company’s	1, 2, 3, 4, 5,	4.1
	strategic direction, including issues related to environmental and social risks and	6, 7, 8, 9, 10
	opportunities

3.4	Board responsibilities regarding supervision of the management of economic,	1, 2, 3, 4, 5,	4.1
	environmental and social risks	6, 7, 8, 9, 10

3.5	Relationship between the remuneration of the company executives and the attainment	1, 2, 3, 4, 5,	4.1
	of the organization’s financial and non-financial goals	6, 7, 8, 9, 10

3.6	Organizational structure and the professionals in charge of supervising, implementing	1, 2, 3, 4, 5,	4.1, 4.9
	and auditing economic, environmental and social policies	6, 7, 8, 9, 10

3.7	Mission and values, internal codes of conduct, principles and policies relevant to	1, 2, 3, 4, 5,	4.1, 4.2
	economic, environmental and social performance, as well as the level of progress in	6, 7, 8, 9, 10
	their implementation

3.8	Mechanisms to qualify shareholders to forward recommendations to the Board of	10	4.1, 4.6
	Directors

• COMMITMENT TO STAKEHOLDERS

GRI	Issue	Global Compact	Item

3.9	Basis for identification and selection of main stakeholders	3, 10	8.1

3.10	Methods of consultation with stakeholders in accordance with the frequency of	3, 10	8.1
	consultations, the category or group of stakeholders

3.11	Type of information generated by consultations with stakeholders	3, 10	8.1

3.12	Use of relevant information resulting from stakeholders engagement	1, 2, 3, 4, 5,	8.1
		6, 7, 8, 9, 10

3.13	Explanation about how and whether the precautionary principle is treated by the	1, 2, 3, 4, 5,	4.7.1
	Organization	6, 7, 8, 9, 10

3.14	Charts of international principles or other initiatives on economic, environmental and	1, 2, 3, 4, 5,	1.1, 4.1, 4.2
	social issues adopted or endorsed by the organization	6, 7, 8, 9, 10

3.15	Participation in industrial and corporate associations and/or national and international	1, 2, 3, 4, 5,	1.1, 8.6
	organizations devoted to the protection of individual rights	6, 7, 8, 9, 10

3.16	Policies and/or systems to manage impacts upon the productive chain	1, 2, 3, 4, 5,	8.5
		6, 7, 8, 9, 10

3.17	Means used by the organization to manage indirect economic, environmental and	1, 2, 3, 4, 5,	6
	social impacts resulting from its operations	6, 7, 8, 9, 10

3.18	Modifications introduced during the period of preparation of the report concerning		2, 3.1, 3.6
	location and changes in operations

3.19	Programs and procedures related to economic, environmental and social performance	1, 2, 3, 4, 5,	4, 6, 7, 8
		6, 7, 8, 9, 10

3.20	Certifications with respect to administrative, economic, environmental and social	1, 2, 3, 4, 5,	3.9, 8.7
	systems	6, 7, 8, 9, 10

• ECONOMIC INDICATORS

CLIENTS

GRI	Issue	Global Compact	Item

EC1	Net sales or Net Operating Revenues (EC1 of G3)		2.7, 6, 6.8, 8.7

EC2	Analysis of regional market		2.6

SUPPLIERS

GRI	Issue	Global Compact	Item

EC3	Cost of materials and services purchased		6, NO-33, N0-
			34. N0-35, N0-
			36

EC4	Percentage of contracts paid in accordance with the terms agreed upon, except		8.5
	provisions on contractual penalties

EC11	Classification of suppliers by organization and country		8.5

EMPLOYEES

GRI	Issue	Pacto Global	Item

EC5	Total payroll and benefits (including salaries, pensions, other benefits and severance	1, 2, 6, 10	N0-31, N0-32
payments), grouped by country or region

INVESTORS

GRI	Issue	Global Compact	Item

EC6	Distributions to investors broken down by interests on debt and loans		4.6

EC7	Increase/decrease in retained earning at year end. Includes return on average capital	2.7, 4.6, 6.6, 6.10
employed (ROACE)

PUBLIC SECTOR

GRI	Issue	Global Compact	Item

EC8	Sum of all kinds of taxes paid in the country	1, 8, 10	6.8

EC9	Subsidies received, broken down by country or region		6.2

EC10	Donations to community, civil society and other groups, in cash or kind, broken down	1, 8, 10	8.7
	by type and group
EC12	Expenses to develop infrastructure for non-core businesses		NA

INDIRECT ECONOMIC IMPACTS

GRI	Issue	Global Compact	Item

	EC13 Organization’s indirect economic impacts (externalities of products and services)		5

• ENVIRONMENTAL INDICATORS

MATERIALS

GRI	Issue	Global Compact	Item

EN1	Total consumption of materials, by type (except water)	7, 8, 9	7.1, FR 2006

EN2	Percentage of waste-generating materials (processed or unprocessed) from sources	7, 8, 9	7.1
	outside the reporting organization

ENERGY

GRI	Issue	Global Compact	Item

EN3	Direct energy consumption, broken down by primary source	7, 8, 9	7.2

EN4	Indirect energy consumption	7, 8, 9	NA

EN17	Initiatives for the use of renewable energy sources and for increasing energy efficiency	7, 8, 9	3.6, 7.2, 8.7

EN18	Yearly energy consumption for main products, that is, yearly energy requirements	7, 8, 9	7.2
	during product life.

EN19	Other indirect energy uses (exploitation, production and commercialization) and their	7, 8, 9	NA
	implications, such as business trips, product life-cycle management and use of
	materials requiring substantial amounts of energy

WATER

GRI	Issue	Global Compact	Item

EN5	Total water consumption .	7, 8, 9	7.3
EN20	Water sources and ecosystems/ habitats significantly affected by water consumption	7, 8, 9	7.3
EN21	Annual removal of soil and surface water in relation to the renewable annual amount	7, 8, 9	NA
	of available water
EN22	Total of water recycled and reused	7, 8, 9	7.3

BIODIVERSITY

GRI	Tema	Global Compact	Item

EN6	Location and size of lands owned or leased by the organization in biodiversity rich habitats	7, 8, 9	7.4

EN7	Description of main impacts upon biodiversity associated to operations and/or products	7, 8, 9	7.4
	and services in land, potable water or sea water environments
EN23	Total quantity of land owned, leased or managed for productive activities or extraction uses	7, 8, 9	7.4

EN24	Area of impermeable surface in relation to owned or leased land, in percentage	7, 8, 9	7.4

EN25	Impacts of activities and operations upon environmentally protected or sensitive areas	7, 8, 9	7.4, FR 2007

EN26	Changes in natural habitats resulting from activities and operations and percentage of	7, 8, 9	3.8, 7.4
	area protected or restored
EN27	Objectives, programs and goals to protect and restore ecosystems and native species	7, 8, 9	3.8, 7.4, 8.6
	in degraded areas
EN28	Number of species on UICN’s Red List with habit in areas affected by the organization	7, 8, 9	7.4

EN29	Business Units operating or planning operations in environmentally protected or	7, 8, 9	7.4, FR 2007
	sensitive areas or around them

EMISSIONS, EFFLUENTS AND WASTE

GRI	Issue	Global Compact	Item

EN8	Emissions of greenhouse gases	7, 8, 9	7.5

EN9	Use and emissions of substances harmful to the ozone layer	7, 8, 9	7.5, FR 2006

EN10	NOx, SOx and other significant atmospheric emissions	7, 8, 9	7.5

EN11	Total amount of waste, broken down by type and method of disposal	7, 8, 9	7.5

EN12	Significant discharges in water	7, 8, 9	7.5

EN13	Significant spills of chemicals, oils and fuels in relation to total number of spills and total volume spilled	7, 8, 9	7.5, FR 2007

EN30	Other relevant indirect emissions of greenhouse gases	7, 8, 9	7.5

EN31	Any production, transportation, importation and exportation of any waste considered	7, 8, 9	7.5
	hazardous under the terms of the Basel Convention
EN32	Water sources (and related ecosystems or habitats) significantly affected by discharge	7, 8, 9	NA
	of drainage water

SUPPLIERS

GRI	Issue	Global Compact	Item

EN33	Suppliers’ performance in respect of the environmental components of programs and	7, 8, 9, 10	8.5
	procedures described in response to the section “Governance Structure and
	Management Systems”

PRODUCTS AND SERVICES

		Global Compact	Item
GRI	Issue

EN14	Significant environmental impacts of main products and services	7, 8, 9	FR 2007

EN15	Recoverable percentage of products at the end of their life-cycles and percentage	7, 8, 9	NA
actually recovered

ADHERENCE TO ENVIRONMENTAL STANDARDS

GRI	Issue	Global Compact	Item

EN16	Incidents or fines for failing to comply with declarations, conventions, international	7, 8, 9, 10	7.6
	treaties, and national, sub-national, regional and local environmental regulations

TRANSPORTATION

GRI	Issue	Global Compact	Item

EN34	Significant environmental impacts resulting from transportation	7, 8, 9	7.7

GERAL

GRI	Issue	Global Compact	Item

EN35	Total environmental expenses broken down by type	7, 8, 9	8.7

• SOCIAL INDICATORS

EMPLOYEES

GRI	Issue	Global Compact	Item

LA1	Geographical distribution of the organization employees and categories of employment contracts	1, 2, 6	8.3

LA2	Job generation and turnover by region/country	1, 2, 6	8.3

LA12	Employee benefits in addition to the benefits mandated by law	1, 2, 6	8.3.3, 8.3.4

WORK/MANAGEMENT RELATIONS

GRI	Issue	Global Compact	Item

LA3	Percentage of employees represented by independent unions or other legal	3, 10	8.3.5
	representatives or percentage of employees protected by collective bargaining
	agreements, by region/country

LA4	Policies and procedures involving communication to, consultation and negotiation with	3, 10	8.1
	employees regarding changes in the reporting organization operations (for instance,
	restructuring)

LA13	Provision for workers to be formally represented at corporate decision-making or	3, 10	4.1
	management, including corporate governance

HEALTH AND SAFETY

GRI	Issue	Global Compact	Item

LA5	Practices concerning recording and notification of accidents and occupational diseases	1, 2, 3, 4, 5, 6	4.7.4
	and how they relate to the International Labor Organization’s Code of Practice on
	Recording and Notification of Accidents and Professional Diseases

LA6	Description of formal committees on health and safety, including management and	1, 2, 3, 4, 5, 6	4.7.4
	workers representatives, and percentage of the workforce covered by each of these
	committees

LA7	Typical injuries, lost workdays, index of absenteeism index, and number of work-related	1, 2, 3, 4, 5, 6	4.7.4
	deaths (including sub-contracted workers)

LA8	Description of HIV/Aids policies and programs (for the workplace and outside the	1, 2, 6	4.7.4
	workplace)

LA14	Evidence of substantial adherence to the Guidelines on Workplace Health and Safety	1, 2, 3, 4, 5, 6	4.7.4
	Management Systems

LA15	Description of formal agreements with labor unions or other legal representatives of	1, 2, 3, 4, 5, 6	8.3.5
	employees involving workplace health and safety; percentage of the workforce covered
	by each of these agreements

TRAINING AND EDUCATION

GRI	Issue	Global Compact	Item

LA9	Average of annual training hours broken down by employee and by category	1, 2	8.3.1

LA16	Description of programs to support continued employee employability and to manage	1, 2	8.3.1
	career end and retirement

LA17	Specific policies and programs for managing skills or lifelong learning	1, 2	NA

DIVERSITY AND OPPORTUNITIES

GRI	Issue	Global Compact	Item

LA10	Description of equal opportunity policies or programs and monitoring systems to	1, 2, 6	4.1, 4.7.4, 8.3
enforce them

LA11	Composition of the managing board and the group responsible for corporate	1, 2, 6	8.7, 10.1
governance (including the framework of rights), and the ratio between males and females and other culturally appropriate diversity indicators

STRATEGY AND MANAGEMENT

GRI	Issue	Global Compact	Item

HR1	Description of policies, guidelines, corporate structure and procedures to address all	1, 2, 10	4.1, 4.7.4, 8.3.4
aspects of human rights relevant to the organizational operations, including monitoring mechanisms and results

HR2	Evidence that impacts upon human rights are taken into account as part of investments	1, 2, 3, 4, 5,	FR 2008
	and purchase decisions, including selection of suppliers and contractors	6, 10

HR3	Description of policies and procedures to evaluate and address human rights	1, 2, 3, 4, 5,	8.3.2
	performance within the chain of suppliers and contractors, including systems and	6, 10
monitoring of results

HR8	Training of employees on policies and practices concerning all aspects of human rights	1, 2, 10	4.1, 4.7.1
relevant to operations

NON-DISCRIMINATION

GRI	Issue	Global Compact	Item

HR4	Description of the global policies and procedures or programs to prevent all forms of	1, 2, 6	4.1, 4.7.1, 8.3.2
discrimination, including monitoring systems and results of such monitoring

FREEDOM OF ASSOCIATION AND THE RIGHT TO COLLECTIVE BARGAINING

GRI	Issue	Global Compact	Item

HR5	Description of the policy on freedom of association and the extent to which this policy is	3, 10	4.1, 8.3.5
applied, regardless of local laws, as well as a description of procedures or programs to address this issue

CHILD LABOR

GRI	Issue	Global Compact	Item

HR6	Description of policies that preclude child labor as defined by ILO’s Convention 138,	1, 2, 5, 6	4.1, 8.5
and determination and visible application of such policy, as well as a description of procedures or programs to address the issue, including monitoring systems and results of this monitoring

FORCED AND COMPULSORY LABOR

GRI	Issue	Global Compact	Item

HR7	Description of policies to preclude forced and compulsory labor and the extent to which	1, 2, 4, 6	4.1, 8.5
theses policies are visibly established and enforced, as well as a description of procedures or programs to address the issue, including monitoring systems and the results of this monitoring

DISCIPLINARY PRACTICES

GRI	Issue	Global Compact	Item

HR9	Description of lawsuits, including human rights issues	1, 2, 10	NA

HR10	Description of the non-retaliation policy and actual and confidential systems for	1, 2, 6, 10	4.1
	receiving employee complaints

SAFETY PRACTICES

GRI	Issue	Global Compact	Item

HR11	Training in human rights for employee safety	1, 2	FR 2008

INDIAN RIGHTS

GRI	Issue	Global Compact	Item

HR12	Description of policies, guidelines, and procedures to address the Indian needs	1, 2	FR 2008
HR13	Description of mechanisms to deal with the Indian community’s claims and complaints	1, 2	7.8
HR14	Portion of operational revenues allotted to local Indian communities	1, 2	FR 2008

COMMUNITY

GRI	Issue	Global Compact	Item

SO1	Description of policies to manage the impacts upon the communities living in areas	1, 2, 7, 8, 10	4.7.1, 8.1
affected by the organization’s operations, as well as monitoring systems and results

SO4	Prizes awarded to the organization relevant to its social, ethical and environmental	1, 2, 3, 4, 5,	3.9, 8.7
	performance	6, 7, 8, 9, 10

BRIBERY AND CORRUPTION

GRI	Issue	Global Compact	Item

SO2	Description of policies, procedures, management systems, and adherence mechanisms	1, 2, 3, 10	4.1, 8.1, 8.3.5
for organizations and employees regarding bribery and corruption

POLITICAL CONTRIBUTIONS

GRI	Issue	Global Compact	Item

SO3	Description of policies, procedures, management systems and adherence mechanisms	10	NA
	for dealing with lobbies and political contributions

SO5	Amount of money paid to political parties or to institutions whose main function is to		NA
	provide funds to political parties or their candidates	10

COMPETITION AND PRICING

GRI	Issue	Global Compact	Item

SO6	Legal decisions on cases involving anti-trust laws and monopoly regulations	10	NA

SO7	Description of policies, procedures, management systems and adherence mechanisms	10	8.4, 8.5
	to prevent disloyal competition

CUSTOMER HEALTH AND SAFETY

GRI	Issue	Global Compact	Item

PR1	Description of policies to preserve customer’s health and safety when using products	1, 2	4.7.6
	and services, and the extent to which these policies are visibly established and
	enforced, as well as a description of procedures or programs to address this issue,
	including monitoring systems and results of this monitoring

PR4	Number and kind of instances of noncompliance with customer’s health and safety	1, 2	4.7.6
	regulations, including penalties and fines for such violations

PR5	Number of complaints received by regulatory agencies or similar official organizations	1, 2	4.7.6
	urging them to inspect or regulate the health and safety warranties on the use of
	products or services

PR6	Voluntary adherence to a code of conduct, seals on the labels of products the	1, 2, 3, 4, 5,	3.9
	organization is qualified to use or awards granted to the organization for social and/or	6, 7, 8, 9, 10
	environmental responsibility

PRODUCTS AND SERVICES

GRI	Issue	Global Compact	Item

PR2	Description of policies, procedures, management systems and adherence mechanisms	1, 2, 7, 8	4.7.6
in connection with information about the product and its label

PR7	Number and kind of instances of noncompliance with the regulations on product	1, 2, 7, 8	NA
information and labeling, including any penalty or fine for these violations

PR8	Description of policies, procedures, management systems and adherence mechanisms		8.1, 8.4
in connection with customer satisfaction, including results of surveys on the issue

ADVERTISING

GRI	Issue	Global Compact	Item

PR9	Description of policies, procedures, management systems and mechanisms for	1, 2, 10	FR 2007
adherence to advertising standards and voluntary codes.

PR10	Number and kinds of instances of noncompliance with advertising and marketing	1, 2, 10	FR 2007
regulations

RESPECT OF PRIVACY

GRI	Issue	Global Compact	Item

PR3	Description of policies, procedures, management systems and mechanisms for	1, 2, 10	8.4
	respecting consumer privacy

PR11	Number of complaints recorded concerning customer privacy violations	1, 2, 10	8.4

10. THANKS

10.1 A Word of Thanks

In acknowledging that the good corporate performance and the R$ 502.4 million profit attained by COPEL in 2005 are due in large measure to the support received from our stakeholders, we wish to express out gratitude especially to our Stockholders, our Customers, and our Suppliers, to our Directors and Members of our Audit Committee, to the State Governor and other public authorities, and to the community for their trust in our Company.

We are particularly grateful to our employees whose efforts and dedication for more than 51 years have been instrumental to turning COPEL into a corporation that constitutes a source of pride for the State of Paraná.

Curitiba, 27 March 2006.

BOARD OF DIRECTORS

Chairman	JOÃO BONIFÁCIO CABRAL JÚNIOR
Members:	ACIR PEPES MEZZADRI
FRANCELINO LAMY DE MIRANDA GRANDO
LAURITA COSTA ROSA
NELSON FONTES SIFFERT FILHO
ROGÉRIO DE PAULA QUADROS
RUBENS GHILARDI
SÉRGIO BOTTO DE LACERDA

AUDIT COMMITTEE

Chairwoman	LAURITA COSTA ROSA
Members:	ACIR PEPES MEZZADRI
ROGÉRIO DE PAULA QUADROS

FISCAL COUNCIL

Chairman	ANTONIO RYCHETA ARTEN
Members:	HERON ARZUA
LINDSLEY DA SILVA RASCA RODRIGUES
NELSON PESSUTI
MÁRCIO LUCIANO MANCINI

BOARD OF OFFICERS

Chief Executive Officer	RUBENS GHILARDI
Chief Finance and Investor Relations Officer	PAULO ROBERTO TROMPCZYNSKI
Chief Corporate Management Officer	LUIZ ANTONIO ROSSAFA
Chief Power Distribution Officer	RONALD THADEU RAVEDUTTI
Chief Power Generation and Transmission and Telecommunications Officer	RAUL MUNHOZ NETO

Chief Legal Officer		ASSIS CORRÊA

ACCOUNTANT

Accountant - CRC-PR-023798/O-0		EDSON GILMAR DAL PIAZ BARBOSA

  For further information about this Report, please contact: rsustentabilidade@copel.com – Phone number - 55 41 3331-2903

10.2 Glossary of Words Used in this Report

AA 1000 – Accountability 1000: accountability standard to ensure the accuracy of accounting, auditing, and social and ethical reporting; international standard for Corporate Social Responsibility (CSR) certification.

Absenteeism: regular absence from work or duty without good cause; it differs from being late or unpunctual, which means not arriving on time for work.

Accountability: having to give an explanation for one's actions or lack of action to person or persons with a legitimate interest in the matter. In order to enhance its accountability, an organization takes full responsibility for its actions or defaults. In addition, accountability presupposes a larger commitment to being proactive as well as open and aboveboard. Therefore, it encompasses:

a) Transparency: the organization’s obligation to be accountable to its stakeholders.

b) Proactivity: the organization’s responsibility to answer for its actions and defaults, including the decision-making processes and the results of its decisions. Proactivity requires a commitment to developing the organization’s processes and goals to support the continuous improvement of the corporate performance.

c) Adherence: the obligation to comply with legal requirements concerning both the corporate policies and the reporting on corporate policies and performance.

Action plans: main tools to steer a organization towards a certain course of action, resulting from the breaking down of short- and long-term strategies. Generally speaking, action plans are set to carry out those operations that the organization must perform very well in order for its strategy to be successful. Developing action plans is crucial for the planning process so as to ensure that the strategic objectives and goals can be understood and broken down throughout the organization. The breaking down of action plan requires an analysis of the amount of resources involved and the establishment of measures of alignment for all work units. The breaking down may also imply qualifying certain professionals or hiring new ones.

Alignment: consistency among plans, processes, actions, information, and decisions to support overall corporate strategies, objectives, and goals. Effective alignment requires an understanding of the concepts, strategies and goals and the utilization of complementary indicators and information to make possible the planning, monitoring, analysis and improvement of the work sectors, the main processes, and the organization as a whole.

Arbitration Chamber: in Brazil, under the regulations established by Law no. 9.307, dated September 23, 1996, the parties to a legal relation may settle their disputes by arbitration.

The corporations listed on the New Market or on IBOVESPA’S Level 2 of Corporate Governance commit themselves to settle by arbitration any and all disputes and arguments related to the capital market. For this purpose, BOVESPA inaugurated its Market Arbitration Chamber, whereby it makes available to the interested parties a group of arbiters enabled to deal with the complexity and specificity of the varied array of technical and corporate issues related to the capital market.

After the parties resort to the Market Arbitration Chamber to settle a dispute they are no longer allowed to file lawsuits involving the same claim.

Balanced Scorecard - BSC: it is a concept that helps translate strategy into action in business. The Balanced Scorecard provides a detailed framework of the business operations and a method for enhancing the communication and understanding of the business objectives and strategies at all corporate levels.

Balance sheets: a document showing a quantitative summary of an organization’s economic and financial condition (assets, liabilities, net worth, etc.) at the end of a fiscal year, comprising all its financial statements. The balance sheets legally close the organization’s operations for that specific fiscal year.

Benchmarking: It is a continuous and systematic process for evaluating, measuring and comparing products, services, processes, and functions of companies reputed as “ the best in their class” in order to set standards for improvements in the organization, allow comparison with competitors, develop objectives, products and processes and set priorities and goals. The process may take as references competitors and companies from other sectors and/or take into account inter-departmental or inter-sector procedures and efficiency standards. Benchmarking aims at performance improvement.

Beta index: analytical term used to compare the price of a share in relation to the market. Comparison is made between the share and the Ibovespa (BOVESPA Index) which serves as a reference with Beta being equal to 1. In summary, shares with Beta > 1 involve more risk and those with Beta < 1 are safer and fluctuate less pronouncedly.

Biomass: the total quantity of living matter in an ecosystem, expressed as mass by unit of area or volume.

C BOND (Front Loaded Interest Reduction with Capitalization Bond) – Bonds issued by the Brazilian government on April 15, 1994 and used for the swapping of the public sector’s debt under the agreement resulting from the re-negotiation of the external debt. During the first six years it is paid back pursuant a scale of increasing interest rates without spread and as from the seventh year it yields 8% per year, with capitalization of the difference between the initial interest rates and this fixed interest rate.

Code of Conduct: a code founded on the corporate values and the corporate culture to ensure the trustworthiness of the company’s procedures. It is the highest standard, together with the bay-laws, for decision-making in the course of the company businesses.

Commitment: it refers to the degree of responsibility, attachment and loyalty between the employees and the organization. For instance, a need for the organization to compete by means of high quality requires a workforce highly flexible and motivated to guarantee the high performance of the company’s products and services.

Communication: act of emitting, transmitting and receiving messages by means of methods and/or processes agreed upon, whether by spoken or written language or by any other set of signs, signals or symbols or by technical sonorous or visual devices. Through communication, organizations and their members exchange information, reach a common understanding, coordinate operations, exercise influence, socialize, and maintain systems of belief, symbols, and values.

Competency: the mobilization of knowledge (knowing), skills (doing) and attitudes (willingness) as required for the performance of operations or functions pursuant to the quality and productivity standards demanded by the nature of the work.

CONAMA Resolution no. 357/2005: Establishes classes of bodies of water, sets forth guidelines for their classification and imposes conditions and standards for the discharge of effluents, among other measures.

Confidentiality of information: one of the features of information security ensuring that information will only be disclosed do duly authorized persons.

Core business: the main business of a company; the set of key operations that allow a company to maintain competitive advantage.

Corporate Governance: a company’s management and monitoring system. Good corporate governance practices are based on the principles of transparency, equity, and responsibility/accountability to stakeholders in order to increase the company’s net worth and contribute towards its long-term survival.

Corporate Social Responsibility - CSR: is a way of conducting business so that the company becomes a partner in and co-responsible for social development. A socially responsible corporation has the ability to listen to the claims of all its multiple stakeholders (shareholders, employees, suppliers of products and services, community, government, and environment) and to incorporate them into the planning of its operations with the intention of attempting to meet all such demands and not only the owners’ or shareholders’. (FIEMG) “Social responsibility is a way of conducting business that expresses itself through an ethical and transparent relationship of the company with all its stakeholders and the establishment of corporate goals that are compatible with society’s sustainable development by preserving environmental and culture resources for future generations, respecting diversity and fostering the reduction of social differences” ( Ethos Institute).

CPMF (Temporary Contribution on Financial Transactions): a provisional charge levied on every debit (withdrawals, transfers, etc.) made to a bank account.

Credit rating: assessment of a person or entity’s credit worthiness based on (i) the subject’s ability and willingness to pay back fully, when due, the principal and interests of a loan and (ii) the total loss in case of default.

Critical Analysis: a global and in-depth verification to determine to what extent a project, product , service, process, or information meets its requirements in order to identify problems and propose solutions.

Debenture: a security issued by a corporation to raise funds in order to invest or to finance working capital.

Debt Conversion Bond – a bond issued by the Brazilian government on April 15th, 1994 and used for the swapping of the public sector’s debt under the agreement resulting from the re-negotiation of the external debt. It is a bearer security yielding fluctuating interest rates and linked to the New Money Bond. It represents an option for creditors willing to grant new loans to the country.

Discount Bond – bond issued by the Brazilian government and used for the swapping of the public sector’s debt on April 15th , 1994 under the agreement resulting from the re-negotiation of the external debt. It comprises the exchange of old debt for bonds with a 35% discount over its face value.

Diversity: inclusion of minorities and discriminated social segments (women, black people, mulattos, persons with special needs, etc.) into all levels of decision-making.

Dividends: part of the profit made by a business, which is divided among those who own shares in the business. Dividends are usually declared on a company’s current or retained earnings.

EI Bond (Eligible Interest Bond) – bond issued by the Brazilian government and used for the swapping of the public sector’s debt on April 15th , 1994 under the agreement resulting from the re-negotiation of the external debt. It comprises exchange at par (without discount) by the remainder portion of interests not paid in 1991, 1992 and 1993 until the date of the issue of the new securities.

Ecosystem: All the elements in an area, living and non-living, organic and inorganic, that maintain a continuous and stable interdependence and form an unified whole that exchanges matter and energy internally and externally. An ecosystem is considered an ecological unit. The sum of all ecosystems constitute the biosphere, that is, the part of the world in which life can exist.

Employability: in contrast to job security, it is a kind of “psychological agreement” between employers and employees. It involves three elements of the employment relation: (a) the employee is responsible for developing the right skills to remain suitable to be employed within and outside the company; (b) the employer is responsible for providing employees information, time, resources, and opportunities so that they can determine and develop the required skills; and (c) the employment contract may be terminated if the employee’s contribution or aspirations do not match the employer’s needs.

ETHOS Corporate Social Responsibility Indicators: a set of about 40 Corporate Social Responsibility Indicators. It is a management tool that allows companies to reevaluate themselves annually as to their performance in terms of corporate social responsibility and compare themselves with the national benchmarks obtained from the data of other companies that also have reevaluated themselves. Results are kept confidential, and the companies used as benchmarks are not identified so as to preserve the confidentiality of the information provided. Benchmarks are used as an evaluation tool for the purpose of granting several major national awards, including the Guia Exame da Boa Cidadania Corporativa (Good Corporate Citizenship - Exame Magazine Survey).

ETHOS Institute for Business and Social Responsibility (Instituto ETHOS de Responsabilidade Social): a non-governmental organization constituted in 1998 by a group of Brazilian businessmen in order to spread the concepts and practices of Corporate Social responsibility and mobilize, encourage and help companies to implement CSR systems to manage their business in a socially responsible way.

Excellence: exceptional condition in the management performance and results attained by the organization through the continuous practice of the fundamentals of the systemic model.

Expertise: skills or know-how of a specialist; the sum of skills and knowledge on a specific field; appropriation of the accrued technical knowledge.

Fitch - Fitch Ratings: a global credit rating agency.

FLIRB (Front Loaded Interest Reduction) - bond issued by the Brazilian government and used for the swapping of the public sector’s debt on April 15th, 1994 under the agreement resulting from the re-negotiation of the external debt. It adopts a scale of increasing fixed interest rates during the first six years followed by fluctuating interest rates as from the seventh year.

Global Compact: a declaration issued by the United Nations in 1999, whereby all companies that adhere to this international initiative undertake to support its 10 principles for Corporate Social Responsibility

Global Reporting Initiative - GRI: Started in 1997, the Global Reporting Initiative (GRI) is an independent institution whose mission is to develop and disseminate globally applicable Sustainability Reporting Guidelines for voluntary use by organizations for reporting, with international comparability, on the economic, environmental, and social dimensions of their activities, products, and services, comprising not only past performance but also commitments for the future.

GSM Interface: Data collected by the station are automatically sent by cellular phone to a computer in Curitiba via the Global System for Mobile Communication (GSM).

GWh - gigawatt/hour: 1,000,000,000 watts of active electric energy consumed in an hour.

Indicators: data or numeric information that quantify the inputs (resources), outputs (products) and the performance of processes, products, and the organization as a whole. Indicators are used to monitor and improve results along the time and may be classified as simple (resulting from only one measurement) or compound; direct or indirect with respect to the feature being measured; specific (specific operations or processes) or global (results intended by the organization); and drivers or outcomes.

Innovation: the concept of innovation has evolved along the years, from a strict focus on the introduction of new products into the market to a larger scope that includes changes in services, marketing, and management systems. Under this point of view, innovation means the introduction, into any organization, of new ideas, related either to products, processes and services or to the management system or the market where the organization operates. From a managerial point of view it is a an effort to produce change, with a clear aim, in an organization’s economic or social potential.

ISO – International Organization for Standardization (Organização Internacional de Normalização): a non-governmental organization constituted in 1947 to set quality management standards suitable to each country. One of its aims is to facilitate the international interchange of goods and services and the cooperation in the realm of intellectual, scientific, technological and economic activities.

Joint venture: an association of two or more companies in a new business venture to operate in shared markets by selling products or complementing product development projects. A joint venture is usually established between a company with capital availability to fund the project and another with technical expertise or commercial contacts, or both. Under this concept, franchises may be considered as a kind of joint venture.

Knowledge: comprises the technology, policies, procedures, databases and documentation, as well as people’s experience and skills. It is generated as a result of the analysis of the information gathered by the organization.

kV - kilovolt: 1,000 volts
kW – kilowatt: 1.000 watts (active capacity)

Majority shareholder: a person or organization owning a quantity of shares whose aggregated voting power entitles them to exercise control over a corporation.

Management: a) the art or practice of managing; administration; (b) planning, organizing, leading and monitoring a company’s functions and/or operations.

MCSD – Mechanism for Compensation of Surplus and Deficits

MCSD e-xant – Mechanism for Compensation of Surplus and Deficits applied in a monthly basis before the market realization, as established by Decree 5.163/2004.

MCSD – Mechanism for Compensation of Surplus and Deficits applied yearly after the market realization.

Minority shareholder: a person or organization owning a quantity of shares whose aggregated voting power does not entitle them to exercise control over a corporation.

Mission Statement: the statement of an organization’s purpose/reason for being, the social needs it should meet and its main business focus. The Mission Statement is instrumental to the establishment of the organization’s strategy. The Mission Statement must be known and understood throughout the company.

Moodys - Moody’s Investors Service: an international credit rating agency.

MVA - megavolt ampére: 1,000,000 watts of apparent power capacity.

MW – megawatt: 1,000,000 watts (active power capacity).

New Money Bond: Bond issued by the Brazilian government on April 15, 1994 and used for the swapping of the public sector’s debt under the agreement resulting from the re-negotiation of the external debt. This financial asset has a 15-year maturity with a 7-year grace period and yields fluctuating market interests.

Non-Governmental Organization (NGO) or Third Sector – an non-profit association constituted for a variety of purposes such as to further social solidarity, cooperation and development, to provide aid to refugees, to wipe out illiteracy, to foster family planning, to preserve the environment and to promote women’s rights.

Organizational climate: a set of perceptions shared by the members of an organization with respect to the work, the workplace facilities, the interpersonal relations and the regulations affecting the work and the work environment.

Organizational culture: a basic set of beliefs, values, attitudes, assumptions, and behaviors shared in the course of time by the members of an organization.

Organizational structure: a structure that divides the company work into specialized tasks, assigns these tasks to persons and departments and coordinates them by means of formal lines of authority and communication.

Par Bond: Bond issued by the Brazilian government on April 15, 1994 and used for the swapping of the public sector’s debt under the agreement resulting from the re-negotiation of the external debt. It comprises exchange at par (without discount) of old debt by a fixed-interest bond with a one-time payment at the end of the 30th year.

Partnership: a stage of special and close relationship between two organizations resulting from a variety of factors and reasons. Partnerships aim to strengthen the relations with customers or with suppliers. In the first case, such factors or reasons might include a better understanding of customers’ needs and requirements and, in the latter, the amount of business between the organization and the supplier, the degree of the organization’s dependence on the supplier, or the criticality of the product or service offered buy the supplier.

Patent: a set of exclusive temporary rights over an invention/innovation, utility model or industrial design granted by a state to its inventor or author, whether a person or persons or a legal entity. A patent grants the patentee a legal standing whereby the patented invention/innovation can only be exploited (manufactured, imported, sold and used) with the patentee’s approval.

Performance: the results attained as measured by the main processes and products indicators, which allows them to be evaluated and compared with the goals, standards, other applicable frames of reference, and other processes and products. Very often results express satisfaction, dissatisfaction, efficiency and effectiveness, and may be presented in financial amounts or in other ways.

pH: a chemical indicator which represents the degree to which a substance is acid or alkaline.

Planning: an organizational strategy involving - (1) a choice to perform certain task and the consequent establishment of general short- and long-term objectives; (2) the establishment of specific objectives for superintendencies, areas, teams and employees; (3) a selection of strategies; and (4) allocation of human, technological and financial resources, equipment, and other resources.

Precautionary approach: Principle 15 of the Rio Declaration on Environment and Development reads: “ In order to protect the environment, the precautionary approach shall be widely applied by States according to their capabilities. Where there are threats of serious or irreversible damage, lack of full scientific certainty shall not be used as a reason for postponing cost-effective measures to prevent environmental degradation.

Process: a set of resources and inter-related activities for turning inputs into outputs. This transformation must add value, as perceived by the process’ clients, and requires a certain amount of resources, which might include personnel, funds, facilities, equipment, methods and techniques, following a sequence of stages or systematic actions. The process may require that the sequence of stages be documented by means of specifications, procedures and work instructions, as well as that the measurement and control stages be adequately detailed.

Productive chain : the set of all components of a productive process from the extraction of raw material to the sale of the end product to the final customer. It encompasses a company’s own workforce, the outsourced labor, and the workforce of its suppliers of goods and services.

Productivity: resource utilization efficiency; the relationship between the amount that is produced and the inputs needed to produce it.

Quality: the sum of features of an entity (i.e., an operation or process, a product, an organization or a combination of such elements) that enables it to meet customers’ implicit and explicit needs.

Recycling: process whereby a certain material is put back into the production cycle, after having been used and discharged, by being transformed again into a thing of use or value, thereby saving energy and preserving the environment and the natural resources.

Renewable resources: natural resources employed in the vast array of human activities that have a way of regenerating themselves and whose future availability depends upon their not being depleted at a greater rate than the environment’s capacity to replenish them. A renewable resource may regenerate at a constant rate either by recycling rapidly (water) or by propagating and being propagated (organisms and ecosystems).

Research and Development– R&D: creative or entrepreneurial activities developed systematically to generate new knowledge or innovative application of existing knowledge or inquiry into new applications.

Self-sustainability: the ability of a company to remain competitive in the market.

Share: a negotiable security representing any of the equal parts into which the ownership of a company can be divided.

Shareholder: an owner of shares in a business.

Social balance sheets: a means of providing transparency to the corporate operations by showing the main indicators of the company’s economic, social and environmental performance. Further, it is a tool to enhance the dialog with all the company’s stakeholders and the public, comprising stockholders, customers and clients, immediate community, employees, suppliers, governments, NGOs, financial market, and society as a whole. Along its preparation the social balance sheets are also a tool for the company to self-evaluate as they provide it an overview of its management and of the alignment of its current and future values and objectives with its present results.

Sonic anemometer: a sensor for measuring simultaneously the speed and direction of wind.

Stakeholders: all players involved in the company’s operations and all those somehow influenced by the company (employees, customers, suppliers, shareholders, managers), the “watchers” (the State, the labor unions, other institutions, the media) and the civil society (communities and associations in the regions where the company operates).

Standardization: implementation of uniform and conscious procedures for the performance of a task; process of classification, disposition, homogenization and determination of activities, practices, and technologies pursuant a set of rules.

Strategic planning: process used to develop and analyze the purpose and philosophy of the company and to establish general objectives, the strategies to be followed within a previously set timeframe and the allocation of resources.

Strategy: the course of action chosen to position the company competitively in the market and to ensure its long-term survival, with the subsequent determination of the operations and inter-related competencies required to deliver value in a differentiated manner to its stakeholders. A set of decisions that direct the definition of the courses of action to be taken by the organization. Strategies may lead to new products, new markets, increased revenues, cost reduction, acquisitions, mergers, and new alliances or partnerships.

Supplier: any organization that provides goods and services. Such goods and services may be employed at any stage of a project or production, or product utilization. Thus, suppliers may include distributors, resellers, outsourced services, transporters/carriers, independent contractors and franchisees, as well as those who supply materials and components to the organization. Suppliers also comprise those who provide healthcare, training and education.

Sustainability: compatibility of the exploitation of resources with capital expenditures directed towards technological development and institutional changes on account of the environmental responsibilities of the productive sector; conduction of business and use of natural resources which take into account the future generations’ right to life.

Top Management: includes directors, officers and other managers who share responsibility for the organization’s performance and results.

TUSD – Distribution System Use Tariff: tariff established by ANEEL to pay for the use of the distribution system at certain system connection points.

Value Added: refers to the additional value created when a company purchases and improves a product or service before making it available to their customers; the knowledge built into a product service or process.

Vision Statement: it expresses the company’s basic ideology, the future it seeks to create. It comprises specific goals that can be planned. It reflects the corporate image of the desirable future concerning customers, employees and shareholders/owners.

V – volt: the standard measure of the amount of electrical force needed to produce one AMP of electrical current where the resistance is one OHM.

Waste: any unwanted or undesirable gaseous, liquid or solid substance that constitute remainders of a process of production, transformation, extraction of natural resources, manufacture or consumption of products and services.

W - watt: a measure of electrical power; capacity developed when the work of 1 joule is performed in a continuous and uniform manner during 1 second.

Wholly-owned subsidiary – it is a subsidiary whose ownership is not shared, i.e. a company whose capital stock belong in its entirety to another company.

Workforce: the people who work in an organization and contribute towards the attainment of its strategies, objectives, and goals, such as full-time or part-time employees, temps, interns, independent contractors, and employees of third-parties working under the direct coordination of the organization.

Workshop: a short duration meeting of people to share and develop ideas, techniques, skills, knowledge, crafts, etc.; meeting of workgroups involved with certain project or activity to discuss and/or present such project or activity.

FINANCIAL STATEMENTS

Balance Sheet - Assets

As of December 31, 2005 and 2004
(In thousands of reais)

ASSETS	NE	Parent Company			Consolidated

		2005	2004	2005	2004

Current assets
Cash in hand	5	15,583	3,281	1,131,766	533,092
Customers and distributors	6	-	-	945,577	802,362
Provision for doubtful accounts	7	-	-	(79,073)	(85,327)
Services to third parties, net	8	-	-	7,349	2,823
Dividends receivable	9	207,152	302,018	3,665	2,886
Services in progress	-	1,060	1,060	12,132	5,621
CRC transferred to State Government	10	-	-	31,803	29,459
Taxes and social contribution paid in advance	11	64,737	19,502	131,038	78,738
Account for Compensation of Portion A	12	-	-	128,187	197,162
Regulatory Asset - Pasep/Cofins	13	-	-	43,876	-
Collaterals and escrow accounts	14	-	-	43,746	9,225
Inventories	-	-	-	36,590	30,632
Other	15	4,351	4,600	33,587	31,809

		292,883	330,461	2,470,243	1,638,482

Long-term receivables
Customers and distributors	6	-	-	104,483	100,703
CRC transferred to State Government	10	-	-	1,150,464	1,167,945
Taxes and social contribution paid in advance	11	143,346	133,654	526,506	528,685
Judicial deposits	26	62,060	83,364	145,183	146,662
Account for Compensation of Portion A	12	-	-	8,559	111,246
Regulatory Asset - Pasep/Cofins	13	-	-	43,608	80,426
Collaterals and escrow accounts	14	-	-	27,041	27,020
Investees and subsidiaries	16	1,226,726	1,147,886	35,357	33,476
Other	15	-	-	16,576	23,075

		1,432,132	1,364,904	2,057,777	2,219,238

Permanent assets
Investments	17	5,473,396	5,062,165	414,320	407,627
Property, plant, and equipment	18	-	-	5,991,291	5,730,561
Deferred assets	-	-	-	5,375	4,996

		5,473,396	5,062,165	6,410,986	6,143,184

Total Assets		7,198,411	6,757,530	10,939,006	10,000,904

The accompanying notes are an integral part of these financial statements.

Balance Sheet – Liabilities and Shareholders’Equity

As of December 31, 2005 and 2004
(In thousands of reais)

LIABILITIES AND SHAREHOLDERS' EQUITY	NE	Parent Company			Consolidated

		2005	2004	2005	2004

Current liabilities
Loans and financing	19	11,304	418,735	99,253	514,396
Debentures	20	92,471	156,620	115,703	156,620
Suppliers	21	280	440	1,162,416	783,315
Taxes and social contribution	11	166,603	125,547	381,965	325,155
Dividends payable	-	110,567	86,306	114,467	91,352
Payroll and labor provisions	22	96	81	108,326	84,468
Post-employment benefits	23	2	16	132,902	124,783
Account for Compensation of Portion A	12	-	-	65,664	-
Regulatory charges	24	-	-	41,280	64,135
Operations with derivatives	43	-	-	-	124,629
Other	25	28	12	107,388	24,648

		381,351	787,757	2,329,364	2,293,501

Long-term liabilities
Loans and financing	19	110,096	135,932	602,624	702,868
Debentures	20	962,902	457,407	1,226,525	457,407
Provisions for contingencies	26	219,050	240,117	424,269	428,762
Debt to related parties	-	37,829	-	-	-
Suppliers	21	-	-	176,609	240,663
Taxes and social contribution	11	-	-	37,235	78,408
Post-employment benefits	23	-	-	486,854	540,587
Account for Compensation of Portion A	12	-	-	24,912	-
Regulatory charges	24	-	-	-	1,588

		1,329,877	833,456	2,979,028	2,450,283

Minority interest	-	-	-	143.431	120.803

Shareholders' Equity
Share capital	27	3.480.000	3.480.000	3.480.000	3.480.000
Capital reserves	27	817.293	817.293	817.293	817.293
Income reserves	27	1.189.890	839.024	1.189.890	839.024

		5,487,183	5,136,317	5,487,183	5,136,317

Total liabilities and shareholders' equity		7,198,411	6,757,530	10,939,006	10,000,904

The accompanying notes are an integral part of these financial statements.

Statement of Income

For the periods ended on December 31, 2005 and 2004
(In thousands of reais)

	NE	Parent Company			Consolidated

		2005	2004	2005	2004
Operating Revenues
Power sales to final customers	28	-	-	5,275,883	4,605,469
Power sales to distributors	28	-	-	949,937	445,856
Charges for the use of the power grid	28	-	-	267,996	209,766
Telecommunications revenues	28	-	-	57,075	41,434
Distribution of piped gas	28	-	-	181,382	161,227
Other	28	-	-	83,857	80,573
		-	-	6,816,130	5,544,325

Deductions from Operating Revenues	29	-	-	(1,962,594)	(1,618,551)

Net Operating Revenues		-	-	4,853,536	3,925,774

Operating Expenses
Power purchased for resale	30	-	-	(1,436,330)	(963,883)
Charges for the use of the power grid	-	-	-	(502,074)	(289,606)
Charges for power capacity transport	-	-	-	(28,724)	(21,547)
Payroll	31	(4,485)	(4,063)	(566,455)	(474,796)
Pension and healthcare plans	32	(21)	(86)	(99,381)	(137,566)
Materials and supplies	33	(5)	(30)	(62,465)	(54,462)
Raw materials and supplies for power generation	34	-	-	(62,070)	(12,271)
Natural gas and supplies for the gas business	35	-	-	(142,294)	(278,555)
Third-party services	36	(6,449)	(4,636)	(197,143)	(192,793)
Depreciation and amortization	-	-	-	(328,906)	(308,910)
Regulatory charges	37	-	-	(429,841)	(358,645)
Taxes	-	(22,424)	(1,440)	(42,335)	(10,092)
Other	38	(3,198)	(2,751)	(135,918)	(221,011)
		(36,582)	(13,006)	(4,033,936)	(3,324,137)

Result of Operations		(36,582)	(13,006)	819,600	601,637

Financial Income (Losses)
Financial revenues	39	15,199	5,716	396,279	427,539
Financial expenses	39	(97,664)	(22,899)	(474,764)	(418,719)
		(82,465)	(17,183)	(78,485)	8,820

Equity in the results of subsidiaries and investees	40	613,035	409,458	(13,468)	(10,275)

Operating Income		493,988	379,269	727,647	600,182

Non-Operating Income (Losses)	-	187	(26)	(10,646)	(6,358)

Income Before Income Tax and Social Contribution		494,175	379,243	717,001	593,824

Income Tax and Social Contribution
Income tax	42	6,044	(6,367)	(144,904)	(147,877)
Social contribution	42	2,158	1,272	(53,296)	(50,556)
		8,202	(5,095)	(198,200)	(198,433)
Net Income for the Period Before
Minority Interests		502,377	374,148	518,801	395,391

Minority Interests	-	-	-	(16,424)	(21,243)

Net Income for the Period		502,377	374,148	502,377	374,148

Net Income per Lot of One Thousand Shares		1,8358	1,3672	1,8358	1,3672

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Shareholders’ Equity
For the periods ended on December 31, 2005 and 2004
(In thousands of reais)

	Share	Capital	Legal	Income	Retained
	Capital	Reserves	Reserve	Reserve	Earnings	Total

Balance as of 31 December 2003	2.900.000	817,293	165,995	974,942	-	4,858,230

Share capital increase	580.000	-	-	(580,000)	-	-
Net income	-	-	-	-	374,148	374,148
Allocation proposed at the GSM:
Legal reserve	-	-	18,707	-	(18,707)	-
Interest on capital	-	-	-	-	(96,061)	(96,061)
Investment reserve	-	-	-	259,380	(259,380)	-

Balance as of 31 December 2004	3.480.000	817,293	184,702	654,322	-	5,136,317

Adjustment from previous years - Note 25.a	-	-	-	-	(28,516)	(28,516)
Net income	-	-	-	-	502,377	502,377
Allocation proposed at the GSM:
Legal reserve	-	-	25,119	-	(25,119)	-
Interest on capital	-	-	-	-	(122,995)	(122,995)
Investment reserve	-	-	-	325,747	(325,747)	-

Balance as of 31 December 2005	3.480.000	817,293	209,821	980,069	-	5,487,183

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Financial Position

For the periods ended on December 31, 2005 and 2004
(In thousands of reais)

SOURCE OF FUNDS	Parent Company			Consolidated

	2005	2004	2005	2004

From operations
Net income	502,377	374,148	502,377	374,148
Expenses (revenues) not affecting
net working capital:
Depreciation and amortization	-	-	328,906	308,910
Long-term monetary variations, net	16,890	(4,175)	(38,942)	29,491
Equity in results of subsidiaries and investees	(634,791)	(420,132)	(13,501)	(5,849)
Deferred income tax and social contribution	(9,692)	21,617	(38,363)	30,650
Provisions for long-term liabilities	17,187	7,000	216,321	156,322
Write-off of long-term receivables	-	-	85	68,274
Write-off of investments	-	-	-	18
Write-off of property, plant, and equipment in service, net	-	-	24,233	13,688
Write-off of deferred assets	-	-	103	-
Amortization of goodwill on investments	-	-	4,808	4,808
	(610,406)	(395,690)	483,650	606,312

Adjusted result	(108,029)	(21,542)	986,027	980,460

Dividends from investees and subsidiaries	239,041	130,060	4,576	5,237

	131,012	108,518	990,603	985,697

From third-parties
Withdrawal of judicial deposits and collaterals	-	-	-	25,000
Investees and subsidiaries	-	261,762	-	-
Transfer of investments	-	-	146	-
Customer contributions	-	-	39,675	47,925
Loans and financing	-	-	35,532	25,412
Debentures	500,000	-	755,626	-
Minority interests	-	-	22,628	12,420
Transfer from long-term receivables to current assets:
Customers and distributors	-	-	22,814	20,836
CRC transferred to State Government	-	-	31,772	24,214
Value-added tax (ICMS) paid in advance	-	-	1,518	32,907
Account for compensation of Portion A	-	-	101,933	205,231
Loan agreements	475	7,961	475	612
PIS/PASEP - COFINS Regulatory Asset	-	-	85,414	-
Other receivables	-	1,215	2,305	3,100
	500,475	270,938	1,099,838	397,657

From the reduction of net working capital	-	307,020	-	737,265

TOTAL SOURCES	631,487	686,476	2,090,441	2,120,619

The accompanying notes are an integral part of these financial statements.

Note 47 features a breakdown of this financial statement.

Statement of Changes in Financial Position

For the periods ended on December 31, 2005 and 2004
(In thousands of reais)

USE OF FUNDS	Parent Company			Consolidated

	2005	2004	2005	2004

On the distribution of dividends	122,995	96,061	122,995	96,061

On property, plant, and equipment	-	-	668,866	597,276
On long-term receivables
Customers and distributors	-	-	11,255	1,859
CRC transferred to State Government - transf. from cur.assets	-	-	-	170,149
Taxes and social contribution paid in advance	-	-	2,232	11,407
Judicial deposits	-	7,056	19,826	32,420
Investees and subsidiaries	49,407	-	-	-
Account for compensation of Portion A	-	-	13,884	111,937
PIS/PASEP - COFINS Regulatory Asset	-	-	48,597	80,426
Other	-	-	1,647	1,271
	49,407	7,056	97,441	409,469

On investments	43,997	324	2,707	23,609

On deferred assets	-	-	752	911
Transfer from long-term to current liabilities:
Loans and financing	10,064	483,035	95,900	581,618
Debentures	-	100,000	-	100,000
Suppliers	-	-	64,321	33,807
Post-employment benefits	-	-	131,644	144,416
Transactions with derivatives	-	-	-	124,629
Account for compensation of Portion A	-	-	28,767	-
Taxes, social contribution, and other payables	36,196	-	80,457	7,216
Judicial contingencies	-	-	693	1,607
	46,260	583,035	401,782	993,293

On the increase of net working capital	368,828	-	795,898	-

TOTAL USES	631,487	686,476	2,090,441	2,120,619

Statement of variations in net working capital
Current assets at the beginning of the period	330,461	197,180	1,638,482	1,385,447
Current liabilities at the beginning of the period	787,757	347,456	2,293,501	1,303,201
Net working capital at the beginning of the period	(457,296)	(150,276)	(655,019)	82,246
Current assets at the end of the period	292,883	330,461	2,470,243	1,638,482
Current liabilities at the end of the period	381,351	787,757	2,329,364	2,293,501
Net working capital at the end of the period	(88,468)	(457,296)	140,879	(655,019)

Increase (decrease) in net working capital	368,828	(307,020)	795,898	(737,265)

The accompanying notes are an integral part of these financial statements.

Note 47 features a breakdown of this financial statement.

Statement of Added Value

For the periods ended on December 31, 2005 and 2004
(In thousands of reais)

	NE	Parent Company			Consolidated

		2005	2004	2005	2004

Revenues
Sales of energy, services, and other revenues	28	-	-	6,816,130	5,544,325
Cancelled sales and discounts	29	-	-	(136)	(296)
Provision for doubtful accounts	38	-	-	(25,501)	(63,987)
Non-operating income (expenses)	-	187	(26)	(10,646)	(6,358)
Total		187	(26)	6,779,847	5,473,684

( - ) Supplies acquired from third-parties
Power purchased for resale	30	-	-	1,436,330	963,883
Charges for the use of the power grid and for	-	-	-	530,798	311,153
Materials, supplies, and services from third-parties	33 a 36	6,454	4,666	463,972	538,081
Emergency capacity charges	29	-	-	82,404	137,243
Other	-	3,089	2,615	94,485	140,608
Total		9,543	7,281	2,607,989	2,090,968

( = ) GROSS ADDED VALUE		(9,356)	(7,307)	4,171,858	3,382,716

( - ) Depreciation and amortization	-	-	-	328,906	308,910

( = ) NET ADDED VALUE		(9,356)	(7,307)	3,842,952	3,073,806

( + ) TRANSFERRED ADDED VALUE
Financial income	39	15,199	6,138	449,378	439,125
Equity in results of subsidiaries and investees	40	613,035	409,458	(13,468)	(10,275)

Total		628,234	415,596	435,910	428,850

ADDED VALUE TO DISTRIBUTE		618,878	408,289	4,278,862	3,502,656

Note: Statement complies with Brazilian Accounting Rule NBC T 3.7, approved under CFC Resolution no. 1.010, published on the Federal Register on 25.01.2005.

Statement of Added Value

For the periods ended on December 31, 2005 and 2004
(In thousands of reais)

(continued)

	NE			Parent Company				Consolidated

		2005	%	2004	%	2005	%	2004	%
DISTRIBUTION OF ADDED VALUE:

Personnel
Salaries and wages	31	3,715		3,300		414,364		347,701
Pension plan and healthcare plan	32	21		86		99,381		137,566
Meal assistance and education allowance	31	-		-		35,575		30,465
Social charges - FGTS	31	183		188		31,773		26,391
Labor indemnifications and severance pay	31	-		-		2,669		1,893
Profit sharing	31	-		-		32,294		18,319
Transfer to construction in progress	31	-		-		(57,148)		(38,880)
Total		3,919	0.6	3,574	0.9	558,908	13.1	523,455	15,0

Government
FEDERAL:		(1,875)		15,329		1,281,945		1,024,085
Social charges - INSS	31	587		575		106,928		88,907
Income tax and social contribution	42	(8,202)		5,095		198,200		198,433
PASEP tax	29	-		-		79,883		42,385
COFINS tax	29	-		-		361,509		198,238
Regulatory charges	37	-		-		429,841		358,645
RGR charges	29	-		-		63,817		63,249
CPMF and IOF taxes	39	4,504		1,545		35,734		29,982
Provision for federal taxes	39	-		7,000		-		26,000
Taxes on financial revenues (Pasep/Cofins)	39	-		422		-		11,586
Other	-	1,236		692		6,033		6,660
STATE:		21,188		748		1,407,836		1,177,721
VAT (ICMS)	29	-		-		1,373,494		1,175,935
VAT (ICMS) - tax assessment notice	-	21,188		748		33,629		748
IPVA and other taxes and charges	-	-		-		713		1,038
MUNICIPAL:		-		-		3,311		2,851
ISSQN	29	-		-		1,351		1,205
IPTU and other taxes and charges	-	-		-		1,960		1,646
Total		19,313	3.1	16,077	3.9	2,693,092	62.9	2,204,657	62,9

Financing agents
Interest and monetary variations	39	93,160		14,354		492,129		362,737
Rents	38	109		136		15,932		16,416
Total		93,269	15.1	14,490	3.6	508,061	11.9	379,153	10,8

Shareholders
Interest on capital	27	122,995		96,061		122,995		96,061
Minority interests	-	-		-		16,424		21,243
Retained earnings	-	379,382		278,087		379,382		278,087
Total		502,377	81.2	374,148	91.6	518,801	12.1	395,391	11,3

		618,878	100.0	408,289	100.0	4,278,862	100.0	3,502,656	100,0

Value added (average) by employee						592		537
Shareholders' equity contribution rate - %						78,0		68,2
Wealth generation rate - %						39,1		35,0
Wealth retention rate - %						9,3		8,5

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2005 and 2004
(In thousands of reais, except where otherwise indicated)

1 Operations

Companhia Paranaense de Energia - COPEL (COPEL, the Company or the Parent Company) is a public company with shares traded on stock exchanges in Brazil, the United States of America and Spain. COPEL is a mixed capital company, controlled by the Government of the State of Paraná, engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sales of energy, in any form, but particularly electric energy. These activities are regulated by the National Electric Energy Agency - ANEEL, which reports to the Ministry of Mines and Energy. Additionally, COPEL is authorized to take part – together with private companies – in consortiums or other companies in order to operate in the areas of energy, telecommunications and natural gas.

2 Presentation of the Financial Statements

The financial statements featured in this report are in accordance with the provisions of the Brazilian Corporate Law, with the accounting practices adopted in Brazil, with the specific legislation enacted by ANEEL, and with the regulations of the Brazilian Securities and Exchange Commission (CVM), the Institute of Independent Auditors of Brazil (Ibracon), and the Federal Accounting Council (CFC).

In compliance with the applicable legislation, the consolidation of interests in other companies comprises, as of the fiscal year ended on December 31, 2005, the financial statements of Elejor – Centrais Elétricas do Rio Jordão S.A. Thus, for purposes of comparison, the financial statements as of December 31, 2004 have been consolidated likewise.

Additional information is featured in the notes and supplemental tables pursuant to the provisions of ANEEL/SFF Letter no. 2218, dated December 23, 2005.

The main reclassifications carried out by the Company in the financial statements as of December 31, 2004 are listed below:

.	From		To		Amount

Company	SI	Other operating expenses	SI	Taxes	1,440
	SI	Financial revenues (1)	SI	Equity in results of s. and i.	(11,317)
		.
Consolidated	CA	Customers and distributors	LTR	Customers and distributors	43,782
	CA	Provision for doubtful accounts	CA	Other	(638)
	CA	Other	CA	Collaterals and escrow deposits	9,225
	LTR	Other	LTR	Regulatory Asset - PASEP/COFINS	80,426
	LTR	Other	LTR	Collaterals and escrow deposits	27,020
	PA	Construction in progress	DA	Deferred assets	4,867
	SI	Payroll (2)	SI	Other operating expenses	(16,529)
	SI	Other operating expenses	SI	Third-party services	178
	SI	Other operating expenses	SI	Taxes	10,092
	SI	Other operating expenses	SI	Regulatory charges	156
	SI	Raw materials and supplies for
		power generation	SI	N. gas and supplies for gas bus.	70,607
	SI	Raw materials and supplies for
		power generation	SI	Financial revenues	334
	SI	Financial revenues (1)	SI	Equity in results of s. and i.	(11,960)

CA = Current assets	LTR = Long-term receivables	PA = Permanent assets
DA = Deferred assets	CL = Current liabilities	SI = Statement of Income
.

(1)	COFINS/PASEP taxes on interest on capital

(2)	Reversion of labor provisions

In addition to the reclassifications shown above, there was a cancellation of withheld income tax offsetting between current assets and current liabilities in the amount of R$ 10,290 in the Company statements and R$ 29,410 in the consolidated statements.

The subsidiaries observe the same accounting practices adopted by COPEL.

3 Consolidated Financial Statements

The consolidated financial statements are presented herein in compliance with CVM Instruction no. 247/1996 and subsequent amendments and comprise the parent company, the wholly-owned subsidiaries (COPEL Generation, COPEL Transmission, COPEL Distribution, COPEL Telecommunications, and COPEL Corporate Partnerships), as well as indirectly controlled subsidiaries (Companhia Paranaense de Gás – Compagas and Elejor – Centrais Elétricas do Rio Jordão S.A.).

The balance sheets and statements of income of the companies included in the consolidation are featured in Note 46, reclassified for the purpose of ensuring consistency with the account classification.

The Company’s investments in the shareholders’ equities of subsidiaries, as well as the assets, liabilities, revenues, and expenses arising from intercompany operations, have been eliminated upon consolidation, and the minority interests are shown separately, so that the consolidated financial statements effectively represent the balances of transactions with third parties.

4 Main Accounting Practices

Financial investments

These are shown at cost, plus earnings accrued until 31 December 2005.

Customers and distributors

This item comprises billed power sales to final customers and to distributors, estimated power supplied but unbilled as of the date of the statements, and supply of natural gas, accounted for on an accrual basis.

Allowance for doubtful accounts

The allowance for doubtful accounts is deemed sufficient by Company management to cover potential losses on the realization of customer receivables and others whose recovery is considered unlikely.

Materials and supplies (including those under property, plant, and equipment)

Materials and supplies in inventory, classified under current assets, have been recorded with their average purchase cost, and those assigned for investments, classified under property, plant, and equipment, have been recorded with their actual purchase cost (goods in bulk are recorded according to average cost). Recorded amounts do not exceed their replacement costs or realization figures.

Investments

Permanent interests in subsidiaries and investees have been recorded under the equity method. Other investments have been recorded with their purchase cost, net of provision for losses, when applicable.

Property, Plant, and Equipment

Recorded with their purchase or construction cost. Depreciation is calculated with the linear method, based on accounting balances recorded in the respective Record Units, pursuant to DNAEE Ordinance no. 815, dated 30 November 1994, supplemented by ANEEL Resolution no. 15, dated 24 December 1997. Annual depreciation rates are set in the tables annexed to ANEEL Resolution no. 44, dated 17 March 1999, and featured in Note 18.

Central management expenses are added monthly and proportionally to property, plant, and equipment items. The allocation of direct expenses with personnel and third-party services is provided for under the Accounting Manual for Electric Energy Utilities.

In compliance with Accounting Instruction 6.3.23 of the Accounting Manual for Electric Energy Utilities, obligations attached to the concession, recorded in a specific subgroup of the long-term liabilities, are featured as a reduction in property, plant, and equipment.

Financial charges, interest, and effects of inflation on financing from third-parties in connection with property, plant, and equipment in progress are added to such items of property, plant, and equipment in progress during the construction period.

Loans, financing, and debentures

Loans, financing, and debentures are restated according to monetary and exchange rate variations occurring until the date of the financial statements, including interest and other contractual charges.

Income tax and social contribution

These are calculated based on actual income tax and social contribution rates, and deferment is recorded on account of period differences and tax losses.

Pension and healthcare plan

The costs incurred in connection with Fundação COPEL’s pension and healthcare plan are recorded pursuant to CVM Instruction no. 371, dated 13 December 2000.

Provision for contingencies

These are recorded until the date of the financial statements based on likely estimates of losses, in light of the nature of each contingency. The bases and the nature of each provision are described in Note 26.

Other rights and obligations

All other current and long-term assets and liabilities, whenever required by law or by contract, are restated until the date of the financial statements.

Use of estimates

The preparation of financial statements in compliance with the accounting principles adopted in Brazil requires that Company management make estimates and assumptions that indeed affect the reported figures of assets and liabilities, the disclosure of contingent assets and liabilities on the date of the balance sheet, and the reported figures of revenues and expenses. Actual figures may be different than these estimates. The main estimates in the financial statements comprise the recording of the effects resulting from the provision for doubtful accounts, the useful lives of property, plant, and equipment, the provision for contingencies, income tax, pension plan and post-employment benefit assumptions, and the sale and purchase of power in the Electric Energy Trading Chamber (CCEE), which are recorded based on estimates and whose billing and settlement are subject to review by the CCEE participants.

Power sector cost deferment

The rate setting structure in Brazil is designed to allow for the recovery of certain eligible costs by the Company. Accordingly, following ANEEL instructions, the Company records variations of eligible costs as deferred regulatory assets when there is a likely expectation that future revenues equivalent to the incurred costs will be billed and collected as a direct result of the inclusion of such costs in an adjusted rate, set by the regulatory agency. The deferred regulatory asset will be written off when the relevant authority authorizes its inclusion in the Company’s rate basis.

Calculation of income

Revenues and expenses are recorded under the equity method.

Net income per share

Net income per share is determined based on the amount of paid-in share capital outstanding as of the date of the financial statements.

Currency hedge transactions

Unrealized net gains and losses related to currency hedge transactions, calculated based on contractual rates, are recognized on the accrual basis and recorded in “Financial expenses” (notes 39 and 43), under “Charges and operations with derivatives”, in the amount of R$ 41,952 (R$ 90,906 in 2004).

5 Cash in Hand

		Parent Company		Consolidated

	2005	2004	2005	2004
Cash and banks	208	1,846	85,793	53,475
Financial investments
Federal banks	15,323	1,354	914,634	435,971
Private banks	52	81	131,339	43,646
	15,375	1,435	1,045,973	479,617

	15,583	3,281	1,131,766	533,092

Most of the Company’s financial investments have been made in official financial institutions, comprising mostly fixed income securities (federal bonds), bearing an average yield of 100% of the Interbank Deposit Certificate rate. Financial investments in private banks comprise, in part, obligations under ANEEL Resolutions (no. 552/2002 and 23/2003), which regulate the pledge of financial guarantees in power purchase and sale transactions in the Electric Energy Trading Chamber (CCEE).

6 Consumers and Distributors

	Not yet due	Overdue for up to 90 days	Overdue for over 90 days	Consolidated

				2005	2004
Consumers
Residential	86,640	65,711	3,078	155,429	132,083
Industrial	74,086	26,752	31,250	132,088	113,238
Commercial	52,013	23,888	2,433	78,334	66,168
Rural	11,425	5,068	251	16,744	13,403
Public agencies	23,015	7,951	23,434	54,400	69,052
Public lighting	12,336	1,834	684	14,854	14,810
Public services	10,548	748	60	11,356	9,579
Unbilled	135,157	-	-	135,157	126,570
Energy installment plan - current	48,643	9,294	6,722	64,659	50,434
Energy installment plan - long-term	73,091	-	-	73,091	73,124
Emergency capacity charges (a)	2,419	1,603	4,011	8,033	18,863
Low income customer rates (b)	6,325	6,458	-	12,783	12,394
State Government - "Luz Fraterna" Program	2,377	8,229	16,746	27,352	33,582
Rental of equipment and facilities	3,249	650	27,308	31,207	31,254
Gas supply - current	12,783	550	205	13,538	9,117
Gas supply - long-term	-	-	-	-	886
Other receivables	7,933	8,624	11,388	27,945	15,056
Other receivables - long-term	3	-	-	3	-
	562,043	167,360	127,570	856,973	789,613
Distributors
Bulk supply
Short-term bulk supply	-	-	40	40	142
Bulk supply - CCEE (note 41)	10,919	1	98	11,018	11,725
Reimbursement to generators - current (c)	13,331	1	-	13,332	3,680
Reimbursement to generators - long-term (c)	31,389	-	-	31,389	26,693
Initial contracts	9,520	-	-	9,520	4,978
Energy auction (d)	49,902	513	-	50,415	-
Bilateral agreements	36,862	-	-	36,862	38,816
	151,923	515	138	152,576	86,034
Transmission system
Power grid	9,232	2,435	13,098	24,765	13,059
Basic Network	15,475	154	2	15,631	14,283
Connection grid	18	10	87	115	76
	24,725	2,599	13,187	40,511	27,418

	738,691	170,474	140,895	1,050,060	903,065

2005 Current total	634,208	170,474	140,895	945,577
Long-term receivables - LTR	104,483	-	-	104,483

2004 Current total	522,591	144,084	135,687		802,362
Long-term receivables - LTR	100,703	-	-		100,703

a) Emergency capacity charges

Law no. 10,438, dated 26 April 2002, requires that the costs, including those of operational, tax, and administrative nature, for purchase of power (kWh) and generation capacity (kW) by the Brazilian Emergency Power Trader (CBEE) be divided among all final customer categories supplied by the National Interconnected Electric System, proportionally to their individual consumption, by means of a specific additional rate.

The last such rate, amounting to R$ 0.0035/kWh (ANEEL Resolution no. 138, effective from 20 July 2005 to 22 December 2005), was applied proportionally to electricity bills for meter readings until 22 January 2006, pursuant to ANEEL Resolution no. 204/2005, which eliminated this charge as of 23 December 2005.

Accordingly, the amounts billed as an additional rate and passed on to CBEE in 2005 were R$ 82,295 and R$ 84,705, respectively (R$ 136,498 and R$ 128,137 in 2004).

Such charge is passed on to CBEE upon actual collection by the Company.

b) Low income rate

The Federal Government, by means of Law no. 10,438, dated 26 April 2002, established an exemption from the charge for generation capacity costs to low income residential customers. Such rate benefit had a significant impact on the Company's operating revenues.

ANEEL Resolutions no. 246, dated 30 April 2002, and 485, dated 29 August 2002, set forth the criteria for eligibility as low income customers; the former set requirements for consumers whose monthly consumption did not exceed 80 kWh, and the latter, for consumers whose monthly consumption fell between 80 and 220 kWh.

Presidential Decree no. 4,336, dated 15 August 2002, authorized Eletrobrás to employ resources from the Global Reversion Reserve (RGR) to provide financing to utilities as a means of compensating for the reduced revenues on account of the special rate applied to low income customers.

Under Resolution no. 491, dated 30 August 2002, ANEEL disclosed the procedures, conditions, and deadlines for approving the figures which would be the basis for the granting of financing by Eletrobrás.

In September 2002, the Company started applying the low income rate to electricity bills based on the new criteria for eligibility as low income customers.

On 17 December 2002, Law no. 10,604 modified the means of compensation to utilities, authorizing the granting of an economic subsidy, in order to contribute to the low price of the low income rate. Such subsidy is funded by the dividend surplus owed by Eletrobrás to the Federal Government, in connection with the sale of power by Federal Government-owned generation companies at power auctions, and by RGR funds.

Resolution no. 41, dated 31 January 2003, set forth the methodology for calculation of utility revenue discrepancies. Resolution no. 41 was followed by Resolution no. 116, dated 19 March 2003, which set forth the procedures for request and approval of economic subsidies.

Finally, on 25 October 2004, ANEEL issued Resolution no. 89, setting forth a new methodology for calculation of the economic subsidy to which utilities are entitled, in order to offset the effects of the rate policy applicable to low income customers. Resolution no. 89/2004 also set forth, in article 4, the recalculation of monthly revenue discrepancies since May 2002.

c) Power generator reimbursement rights

Power generator reimbursements rights refer to free energy amounts sold within MAE (the Wholesale Power Market), during the emergency power consumption program, from 1 June 2001 to 28 February 2002. The amounts were approved under ANEEL Resolutions no. 483, dated 29 August 2002, and no. 36, dated 29 January 2003, which set forth procedures for transfers by utilities, as amended by ANEEL Resolution no. 89, dated 25 February 2003, and corrected by Resolution no. 1, dated 2 January 2004, as amended by Resolution no. 45, dated 3 March 2004.

Pursuant to ANEEL/SFF Letter no. 2218/2005, power generator reimbursement balances are broken down below:

Power generator reimbursement

Distribution companies	2005	2004
Companhia Energética de Minas Gerais - Cemig	7,274	4,703
Eletropaulo Metropolitana Eletricidade de São Paulo - Eletropaulo	5,775	4,016
LIGHT - Serviços de Eletricidade S. A.	5,207	3,408
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte	4,030	2,274
Companhia Paulista de Força e Luz - CPFL	3,774	2,526
Companhia de Eletricidade do Estado da Bahia - Coelba	2,233	1,484
Empresa Bandeirante de Energia S. A. - EBE	1,850	2,508
Companhia de Eletricidade do Rio de Janeiro - Cerj	1,844	1,235
Companhia Energética de Pernambuco - Celpe	1,635	1,087
Espírito Santo Centrais Elétricas S. A. - Escelsa	1,396	914
Companhia Energética do Ceará - Coelce	1,367	896
Elektro Eletricidade e Serviços - Elektro	1,052	914
Companhia Energética de Brasília - CEB	747	480
Companhia Energética do Rio Grande do Norte - Cosern	743	464
Centrais Elétricas do Pará S. A. - Celpa	586	489
Companhia Hidro Elétrica do São Francisco - Chesf	557	500
Companhia Energética de Goiás - Celg	361	542
Other	4,290	1,933

	44,721	30,373

Current total	13,332	3,680
Long-term receivables	31,389	26,693

d) Power auction

In 2005, the operations resulting from the power auction on 7 December 2004 began. At this event, the Company sold 980 average MW for delivery starting in 2005; amounts supplied to each distribution utility are billed monthly pursuant to the respective agreements.

7 Provision for Doubtful Accounts

The provision for doubtful accounts has been recorded in compliance with the rules of ANEEL’s Accounting Manual for Electric Energy Utilities and with the chart of accounts set forth by the Brazilian National Petroleum Agency (ANP) for gas supply. After careful review of overdue receivables, Company management has considered the following amounts as sufficient to cover potential losses on the realization of receivables:

	Consolidated	Additions (1)	Write-offs	Consolidated

	2004			2005
Consumers and distributors
Residential	32,061	52	(16,859)	15,254
Industrial	10,526	6,650	(5,271)	11,905
Commercial	26,298	8,483	(6,497)	28,284
Rural	20	465	(460)	25
Public agencies	15,581	6,633	-	22,214
Public lighting	591	(456)	-	135
Public services	81	42	(92)	31
Bulk sales to distributors	93	667		760
Gas supply	76	389	-	465

	85,327	22,925	(29,179)	79,073

(1) Net of Reversals

8 Services Provided to Third-Parties, Net

	Not yet due	Overdue for up to 90 days	Overdue for over 90 days		Consolidated

				2005	2004
Telecommunications services	5,789	132	420	6,341	646
Services rendered to third parties	60	248	2,999	3,307	2,316
Provision for doubtful accounts	-	-	(2,299)	(2,299)	(139)

	5,849	380	1,120	7,349	2,823

9 Dividends Receivable

		Parent Company		Consolidated

	2005	2004	2005	2004
Dividends receivable
Sercomtel S.A. - Telecomunicações	-	-	942	-
Tradener Ltda.	-	-	64	64
Dominó Holdings S.A.	-	-	2,637	2,437
Fundo de investimento da Amazônia - Finam	22	385	22	385
	22	385	3,665	2,886
Interest on capital (Note 16):
Copel Generation	75,471	130,254	-	-
Copel Transmission	69,217	132,434	-	-
Copel Telecommunications	916	916	-	-
Copel Corporate Partnerships	61,526	38,029	-	-
	207,130	301,633	-	-

	207,152	302,018	3,665	2,886

10 CRC Transferred to the Government of the State of Paraná

Under an agreement dated 4 August 1994 and amended in December 1995, the remaining balance of the Recoverable Rate Deficit Account (CRC) was negotiated with the Government of the State of Paraná to be reimbursed in 240 monthly installments, restated by the General Price Index - Internal Availability (IGP-DI) plus annual interest of 6.65% . On 1 October 1997, the outstanding balance was renegotiated for payment in the following 330 months, under the Price amortization system, with the first installment due on 30 October 1997 and the last one due on 30 March 2025. The restatement and interest provisions of the original agreement remained unchanged.

On 19 March 2003, the Government of the State of Paraná formally requested that the Ministry of Finance approve the federalization of COPEL’s CRC credit. This request has been submitted to the Department of the National Treasury for review, and no reply has been issued so far.

By means of a fourth amendment dated 21 January 2005, the Company again renegotiated with the Government of Paraná the outstanding CRC balance as of 31 December 2004, in the amount of R$ R$ 1,197,404, to be paid in 244 installments under the Price amortization system, the first one due on 30 January 2005 and the others due in subsequent and consecutive months.

The renegotiated amount, in addition to the installments not yet due, includes the balance of the installment due in February 2003 and the installments due from March 2003 to December 2004, restated by the IGP-DI rate plus interest of 1% a month. All remaining provisions of the original agreement shall continue in effect.

The State Government has been in compliance with the payments of the renegotiated installments according to the terms of the fourth amendment to the CRC agreement. Amortizations are secured by resources from dividends.

The table below features the changes in the CRC transferred to the Government of the State of Paraná during 2005:

Balances	Short term	Long term	Consolidated Total

As of 31 December 2004	29,459	1,167,945	1,197,404
Interest and fees	76,443	-	76,443
Monetary variation	31	14,291	14,322
Transfers	31,772	(31,772)	-
Amortization	(105,902)	-	(105,902)
As of 31 December 2005	31,803	1,150,464	1,182,267

11 Taxes and Social Contribution

		Parent Company		Consolidated

	2005	2004	2005	2004
Current assets
IRPJ and CSLL paid in advance	64,737	19,502	92,510	51,718
Deferred IRPJ and CSLL on: (a)
Pension & healthcare plans - CVM Inst. no. 371	-	-	4,150	3,618
Pension plan deficit - plan III	-	-	6,091	5,746
Tax losses	-	-	745	-
Temporary additions	-	-	14,690	-
VAT (ICMS) paid in advance	-	-	12,526	17,595
Other taxes paid in advance	-	-	326	61
	64,737	19,502	131,038	78,738
Long-term receivables
Deferred IRPJ and CSLL on: (a)
Pension plan deficit - plan III	-	-	109,973	116,064
Pension & healthcare plans - CVM Inst. no. 371	-	-	53,082	57,295
Temporary additions	114,488	126,413	236,153	197,259
Tax losses and negative tax bases	20,859	732	79,677	117,049
IRPJ and CSLL paid in advance	7,999	6,509	7,999	6,509
VAT (ICMS) paid in advance	-	-	29,081	28,451
ICMS preliminary injunction for judicial deposit	-	-	10,531	6,058
PASEP/COFINS without preliminary injunction
for judicial deposit	-	-	10	-
	143,346	133,654	526,506	528,685
Current liabilities
Deferred IRPJ and CSLL on: (a)
Portion A (CVA)	-	-	37,696	66,808
Temporary exclusions	-	-	17,220	-
Income tax withheld	101	-	376	1,061
VAT (ICMS) due	27,523	-	157,129	127,778
PASEP and COFINS due	18,302	11,306	54,106	31,091
INSS (REFIS Program), net of payments (1) (b)	107,481	103,698	71,023	67,240
Other taxes	13,196	10,543	44,415	31,177
	166,603	125,547	381,965	325,155
Long-term liabilities
Deferred IRPJ and CSLL on: (a)
Portion A (CVA)	-	-	2,910	38,050
Temporary exclusions	-	-	8,957	6,955
ICMS - Installment plan	-	-	-	-
ICMS preliminary injunction for judicial deposit	-	-	10,531	6,058
PASEP/COFINS without preliminary injunction
for judicial deposit	-	-	10	-
	-	-	37,235	78,408

(1) In the consolidated statements
IRPJ = income tax
CSLL = social contribution on net income

a) Deferred income tax and social contribution

The Company records deferred income tax calculated at the rate of 15%, plus an additional rate of 10%, and deferred social contribution at the rate of 9%.

The deferred taxes in connection with the pension plan deficit are being realized in compliance with the amortization plan for the corresponding debt, and the provision for the healthcare plan is being realized to the extent post-employment benefits are paid. The deferred taxes on the remaining provisions will be realized according to court decisions and to the realization of regulatory assets.

Under current tax legislation, tax losses and negative bases for social contributions may be offset against future taxable income, up to the limit of 30% of the taxable income for each year, and do not lapse.

Tax credits have been recorded as follows:

Consolidated

2005
Current assets
IRPJ/CSLL on pension and healthcare plans - CVM Inst. No. 371	4,150
IRPJ/CSLL on pension plan deficit - Plan III	6,091
Tax losses	745
Temporary additions	14,690
Long-term receivables
IRPJ/CSLL on pension plan deficit - Plan III	109,973
IRPJ/CSLL on pension and healthcare plans - CVM Inst. No. 371	53,082
IRPJ/CSLL on temporary additions	236,153
IRPJ/CSLL on tax losses and negative tax bases	79,677
Current liabilities
IRPJ/CSLL on deferred Portion A	37,696
IRPJ/CSLL on temporary exclusions	17,220
Long-term liabilities
IRPJ/CSLL on deferred Portion A	2,910
IRPJ/CSLL on temporary exclusions	8,957
IRPJ/CSLL on PASEP/COFINS regulatory asset	14,827

422,951

IRPJ = income tax
CSLL = social contribution on net income

In compliance with CVM Instruction no. 371 of 27 June 2002, the expected generation of taxable income in sufficient amounts to offset such tax credits, which were recorded by the Company based on studies submitted to review by the Board of Directors and by the Fiscal Council and later approved by them, is featured on the table below:

	Estimated realizable amount	Actual realized amount	Estimated realizable amount

2005	38,638	79,265	-
2006	-	-	132,393
2007	-	-	24,759
2008	-	-	21,506
2009	-	-	15,643
2010	-	-	12,763
After 2010	-	-	215,887

	38,638	79,265	422,951

Projected future income will be revised by management upon the approval of the financial statements for fiscal year 2006.

b) Tax Recovery Program – REFIS

In 2000, the Company included a total debt of R$ 89,766 in the Tax Recovery Program (REFIS), established by Law no. 9,964, dated 10 April 2000. This liability resulted from tax charges owed to the National Institute of Social Security (INSS), out of which R$ 45,766, corresponding to interest, were settled using credits from income tax and social contribution losses purchased from third parties. As the Brazilian Internal Revenue Service (SRF) has not yet completed the review of such transfer of tax credits, in September 2003 the Company recorded a provision which, restated as of 31 December 2005, amounts to R$ 71,023, net.

12 Account for Compensation of “Portion A” Variations

Joint Ministry Ordinance no. 25, dated 24 January 2002, enacted by the Ministries of Finance and of Mines and Energy, established the Account for Compensation of “Portion A” Variations (CVA), in order to record cost variations, occurring between annual rate reviews, of the following Portion A cost items: Itaipu Binacional capacity rate; Itaipu Binacional power transport rate; Fuel Consumption Account (CCC) quota; rate for the use of Basic Network transmission facilities; Compensation for the Use of Water Resources; and System Service Charges (ESS).

Later on, Joint Ministry Ordinances no. 116, dated 4 April 2003, and no. 361, dated 26 November 2004, added new eligible items, such as the Energy Development Account (CDE or EDA) quota, costs for purchase of power, and the power and cost-sharing quotas of the Program of Incentives for Alternative Energy Sources – Proinfa.

In June 2005, ANEEL granted COPEL Distribution an average 7.80% rate increase. Out of this total, 5.99% correspond to amounts taken into account by the regulatory agency as a result of the calculation of Portion A cost variations, 3.06% correspond to financial adjustments on account of the PASEP/COFINS regulatory asset and of additional supplemental connection costs, and 1.25% correspond to a negative rate adjustment during the period.

The 2003, 2004, and 2005 rate review installments shall be realized during the first half of 2006, by means of amounts passed on to rates, pursuant to ANEEL Resolution no. 130, dated 20 June 2005.

The balance of the Account for Compensation of Portion A is broken down below:

Assets		Current		Long term

	2005	2004	2005	2004
Recoverable Portion A variations, 2003 rate review
Power purchased for resale (Itaipu)	22,712	45,425	-	22,712
Transport of purchased power (Itaipu)	321	641	-	321
Charges for the use of transmission system (Basic Network)	11,011	22,022	-	11,011
Energy Development Account (CDE)	8,300	16,600	-	8,300
Charges for system services (ESS)	5,980	11,960	-	5,980
	48,324	96,648	-	48,324
Recoverable Portion A variations, 2004 rate review
Power purchased for resale (Itaipu)	-	3,967	-	-
Transport of purchased power (Itaipu)	-	2,415	-	-
Charges for the use of transmission system (Basic Network)	41,885	40,154	-	40,154
Energy Development Account (CDE)	-	7,603	-	-
Charges for system services (ESS)	-	14,680	-	-
Fuel Consumption Account (CCC)	-	8,927	-	-
	41,885	77,746	-	40,154
Recoverable Portion A variations, 2005 rate review
Power purchased for resale (Itaipu)	-	(3,525)	-	(3,525)
Transport of purchased power (Itaipu)	1,086	918	-	918
Charges for the use of transmission system (Basic Network)	15,689	20,271	-	20,271
Energy Development Account (CDE)	4,991	(535)	-	(535)
Charges for system services (ESS)	3,267	1,586	-	1,586
Fuel Consumption Account (CCC)	4,386	4,053	-	4,053
	29,419	22,768	-	22,768
Recoverable Portion A variations, 2006 rate review
Transport of purchased power (Itaipu)	910	-	910	-
Charges for the use of transmission system (Basic Network)	854	-	854	-
Energy Development Account (CDE)	1,617	-	1,617	-
Charges for system services (ESS)	598	-	598	-
Fuel Consumption Account (CCC)	4,580	-	4,580	-
	8,559	-	8,559	-

	128,187	197,162	8,559	111,246

Liabilities		Current		Long term

	2005	2004	2005	2004
Portion A subject to offsetting, 2005 rate review
Power purchased for resale:
Auction	16,565	-	-	-
Cien	7,239	-	-	-
Itiquira	(370)	-	-	-
Itaipu	17,318	-	-	-
	40,752	-	-	-
Portion A subject to offsetting, 2006 rate review
Power purchased for resale:
Auction	14,556	-	14,556	-
Cien	5,752	-	5,752	-
Itiquira	(7,557)	-	(7,557)	-
Itaipu	12,161	-	12,161	-
	24,912	-	24,912	-

	65,664	-	24,912	-

The changes in the balances of deferred rate costs restated by the SELIC interest rate are shown on the following table:

	Balance	Deferral	Amortization	Restatement	Transfer Balance

	2004					2005
Assets
Power purchased for resale (Itaipu)	67,254	(27,804)	(60,009)	8,635	34,636	22,712
Transport of purchased power (Itaipu)	5,208	2,011	(4,820)	828	-	3,227
Charges for the use
of transmission system (Basic Network)	153,746	(8,794)	(90,037)	15,378	-	70,293
Energy Development Account (CDE)	29,527	15,531	(34,665)	6,132	-	16,525
Charges for system services (ESS)	35,635	4,364	(35,480)	5,924	-	10,443
Fuel Consumption Account (CCC)	17,038	8,551	(15,349)	3,306	-	13,546
	308,408	(6,141)	(240,360)	40,203	34,636	136,746
Liabilities
Power purchased for resale:
Auction	-	58,867	(18,168)	4,978	-	45,677
Cien	-	25,023	(7,940)	1,660	-	18,743
Itiquira	-	(15,013)	404	(875)	-	(15,484)
Itaipu	-	22,661	(18,990)	3,333	34,636	41,640
	-	91,538	(44,694)	9,096	34,636	90,576

13 Regulatory Assets - PASEP/COFINS

Under Laws no. 10,637, dated 30 December 2002, and 10,833, dated 29 December 2003, the Federal Government changed the tax bases and increased the rates of the PIS/PASEP and COFINS social contributions. These changes resulted in increased expenses with PIS/PASEP from December 2002 to June 2005 and with COFINS from February 2004 to June 2005.

Through SFF/ANEEL Official Letter no. 302/2005, ANEEL has acknowledged COPEL’s right to reimbursement of the additional PIS/PASEP and COFINS costs. The Agency has determined that utilities must calculate the financial impact of the PIS/PASEP and COFINS changes and record such an impact in their accounting as assets or liabilities, as the case may be. Accordingly, COPEL has accrued, following the criteria set by ANEEL, R$ 125,097 as credits, and recorded a proportional reduction in the PIS/PASEP and COFINS expenses.

Out of this total, R$ 43,608 have been recorded as long-term receivables, pending the establishment by ANEEL of a recovery schedule. Therefore, such amounts have not been monetarily restated.

Out of the amount to be recovered by the next rate review, i.e., R$ 81,489, R$ 37,613 have already been realized.

14 Collaterals and Escrow Deposits

		Consolidated

	2005	2004
Current assets
Escrow deposits	43,746	9,225
	43,746	9,225
Long-term receivables
Collateral under STN agreement (Note 19.b)	27,041	27,020
	27,041	27,020

Escrow deposits meet the requirements of the Electric Energy Trading Chamber (CCEE) and are tied to the operations conducted at power auctions and CCEE settlements.

15 Other Receivables

		Parent Company		Consolidated

	2005	2004	2005	2004
Current assets
Advance payments	-	-	7,611	4,959
Employees	-	-	7,276	6,600
Installment plan for Onda Provedor de Serviços	4,348	4,594	4,348	4,594
Recoverable salaries of transferred employees	-	-	3,557	3,224
Advance payments to suppliers	-	-	2,857	4,640
Decommissioning in progress	-	-	2,856	2,039
RGR - 2003 outstanding balance	-	-	2,155	-
Advance payments for judicial deposits	-	-	1,435	1,141
Fuel purchases on account of CCC	-	-	726	495
Disposal of property and rights	-	-	643	1,849
Insurance companies	-	-	516	405
Other receivables	3	6	2,554	4,143
Provision for doubtful accounts	-	-	(2,947)	(2,280)
	4,351	4,600	33,587	31,809
Long-term receivables
Compulsory loans	-	-	7,830	7,484
IUEE tax - Municipalities (note 26)	-	-	-	7,374
Advance payments	-	-	5,754	6,106
Property and rights assigned for disposal	-	-	2,749	1,859
Other receivables	-	-	243	252
	-	-	16,576	23,075

16 Investees and Subsidiaries

The Company has the following receivables from investees and subsidiaries, stated at net value:

	Parent Company		Consolidated

	2005	2004	2005	2004
Subsidiaries:
COPEL Generation
Interest on capital receivable (Note 9)(a)	75,471	130,254
Transferred financing (b)	-	404,738	-	-
Current accounts	-	(519,096)	-	-
	75,471	15,896	-	-
COPEL Transmission
Interest on capital receivable (Note 9)(a)	69,217	132,434
Transferred financing (b)	25,390	31,312	-	-
Current accounts	-	(80,448)	-	-
	94,607	83,298	-	-
COPEL Distribution
Transferred financing (b)	96,010	118,617	-	-
Transferred debentures (b)	620,122	614,027	-	-
Current accounts	173,944	171,388	-	-
	890,076	904,032	-	-
COPEL Telecommunications
Interest on capital receivable (Note 9)(a)	916	916
Current accounts	67,244	64,109	-	-
	68,160	65,025	-	-
COPEL Corporate Partnerships
Interest on capital receivable (Note 9)(a)	61,526	38,029
Current accounts	208,659	309,763	-	-
	270,185	347,792	-	-

Subsidiaries	1,398,499	1,416,043	-	-
Investee:
Foz do Chopim Energética Ltda,
Loan agreement	35,357	33,476	35,357	33,476
Investee	35,357	33,476	35,357	33,476

	1,433,856	1,449,519	35,357	33,476

Interest on capital (Note 9)	207,130	301,633	-
Long-term total	1,226,726	1,147,886	35,357	33,476

a) Receivable interest on capital

These are dividends receivable from the wholly-owned subsidiaries, calculated as interest on capital, as provided for in their by-laws.

b) Transferred financing and debentures

The Company transferred existing loans and financing to its wholly-owned subsidiaries at the time of their constitution in 2001. Nevertheless, agreements whose transfer to the respective subsidiaries have not yet been formalized are also recorded under the Parent Company.

For purposes of disclosure of financial statements, the balances of these transferred loans and financing are shown separately, without interest, as receivables from the wholly-owned subsidiaries and as loans and financing liabilities, in the amount of R$ 121,400, as of 31 December 2005 (note 19).

The amount of R$ 620,122 in debentures was also transferred to COPEL Distribution under the same accounting criteria mentioned in the previous paragraph (note 20).

17 Investments

		Parent Company		Consolidated

	2005	2004	2005	2004
Wholly-owned subsidiaries
Copel Generation	2,468,404	2,368,944	-	-
Copel Transmission	907,128	835,195	-	-
Copel Distribution	1,532,506	1,370,144	-	-
Copel Telecommunications	114,724	108,974	-	-
Copel Corporate Partnerships	445,972	374,246	-	-
	5,468,734	5,057,503	-	-
Subsidiaries and investee (a)	-	-	401,333	394,516
Other investments
Amazon Investment Fund (FINAM)	32,609	32,285	32,609	32,285
FINAM - Nova Holanda	7,761	7,761	7,761	7,761
Northeastern Investment Fund (FINOR)	9,870	9,970	9,870	9,870
Provision for losses on tax incentives	(47,900)	(47,900)	(47,900)	(47,900)
Real estate for future service use	-	-	6,825	6,810
Other investments	2,322	2,546	3,822	4,285
	4,662	4,662	12,987	13,111

	5,473,396	5,062,165	414,320	407,627

a) Investees and subsidiaries

	Shareholders' Equity of investee		COPEL's stake		Consolidated Investment

	2005	2004	(%)	2005	2004
Investees				,
Sercomtel S.A. - Telecomunicações	211,501	217,060	45.00	95,175	97,677
Goodwill				10,024	14,252
Sercontel S.A. - Telecomunicações Total				105,199	111,929

Sercomtel Celular S.A.	33,534	38,593	45.00	15,091	17,367
Goodwill				1,383	1,963
Sercomtel Celular S.A. Total				16,474	19,330

Carbocampel S.A. (1)	513	568	49.00	252	278
Advance payments for capital increase				198	-
Carbocampel S.A.Total				450	278

Escoelectric Ltda. (1)	(1,919)	554	40.00	-	222
Advance payments for capital increase				2,500	-

Braspower International Engineering S/C Ltda. (1)	(336)	(72)	49.00	-	-
Advance payments for capital increase				176	176
,
UEG Araucária Ltda. (nota 48)	(182,102)	(124,951)	20.00	-	-
Advance payments for capital increase				141,899	141,899

Dominó Holdings S.A. (1)	564,569	515,609	15.00	84,685	77,341
Copel Amec S/C Ltda. (1)	890	692	48.00	427	332
Dona Francisca Energética S.A.	(4,753)	(19,350)	23.03	-	-
Centrais Eólicas do Paraná Ltda. (1)	5,582	4,911	30.00	1,675	1,473
Foz do Chopim Energética Ltda. (1)	69,983	52,335	35.77	25,033	18,721
				378,518	371,701
Subsidiary
Elejor - Centrais Elétricas do Rio Jordão S.A. - goodwill				22,815	22,815
				22,815	22,815

				401,333	394,516

(1) Unaudited by independent auditors

The investments in Sercomtel S.A. Telecomunicações and in Sercomtel Celular S.A. include goodwill on acquisition (R$ 42,289 and R$ 5,814), with net balances of R$ 10,024 and R$ 1,383, respectively. This goodwill is being amortized at the annual rate of 10%, with a charge to income of R$ 4,808 (R$ 4,228 and R$ 580) in 2005 and 2004. The payment of goodwill for Sercomtel S.A. Telecomunicações and for Sercomtel Celular S.A. was determined by the expected future profitability, resulting from the assessment of the return on investment based on discounted cash flows.

Comments about investees are available in items 2 and 2.5 of the Annual Report.

18 Property, Plant, and Equipment

		Accumulated		Consolidated
	Cost	depreciation		Net value

			2005	2004
In service
COPEL Generation	4,265,518	(1,486,354)	2,779,164	2,823,513
COPEL Transmission	1,381,276	(443,291)	937,985	888,026
COPEL Distribution	3,255,323	(1,584,860)	1,670,463	1,568,281
COPEL Telecommunications	290,969	(130,451)	160,518	165,451
COPEL Corporate Partnerships	383	(232)	151	198
Companhia Paranaense de Gás - Compagas	130,798	(21,207)	109,591	84,914
Elejor - Centrais Elétricas do Rio Jordão S.A.	285,405	(3,895)	281,510	191
	9,609,672	(3,670,290)	5,939,382	5,530,574
Construction in progress
COPEL Generation	143,116	-	143,116	178,956
COPEL Transmission	185,417	-	185,417	114,668
COPEL Distribution	186,357	-	186,357	245,281
COPEL Telecommunications	21,704	-	21,704	19,913
COPEL Corporate Partnerships	-	-	-	1
Companhia Paranaense de Gás - Compagas	10,261	-	10,261	30,544
Elejor - Centrais Elétricas do Rio Jordão S.A.	270,177	-	270,177	336,072
	817,032	-	817,032	925,435
	10,426,704	(3,670,290)	6,756,414	6,456,009
Special liabilities (a)
COPEL Transmission			(7,140)	(7,140)
COPEL Distribution			(757,983)	(718,308)
			(765,123)	(725,448)

			5,991,291	5,730,561

Under Articles 63 and 64 of Decree no. 41,019, dated 26 February 1957, the assets and facilities used in the generation, transmission, distribution, and sale of electric energy are attached to these services and cannot be withdrawn, sold, assigned, or mortgaged without the prior written consent of the Regulatory Agency. ANEEL Resolution no. 20/1999 regulates the release of assets from the concessions of the Public Electric Energy Utilities, granting prior authorization to the release of assets that are deemed useless to the concession, when intended for sale, provided that the proceeds from such transaction be deposited in a special bank account assigned to investment in the concession.

a) Special liabilities

These are obligations linked to the concession of public electric energy services and represent funds provided by the Federal Government and by customers, as well as donations for which there are no obligations of any return to the donors and subsidies for investments in distribution. The maturity of these special liabilities is established by the Regulatory Agency for transmission and distribution concessions, and they must be settled at the time of expiration of the concessions.

b) Electric energy universalization plans

Under Resolution no. 223, dated 29 April 2003, ANEEL set forth the overall conditions for the development of Electric Energy Universalization Plans aimed at supplying new customers or increasing the capacity of supply to existing customers. This Resolution regulates the provisions of Articles 14 and 15 of Law no. 10,438 of 26 April 2002 and sets the duties of the holders of electric energy distribution concessions and permits. As of 31 December 2005, customers had been refunded R$5,481.

The “Luz para Todos” (“Light for Everyone”) program, launched by the Federal Government, is aimed at providing electric energy to 100% of Brazil by 2008, at no charge to consumers.

c) Inventorying property, plant, and equipment

The Company makes periodic physical inventories of its assets throughout its concession area.

d) Depreciation rates

The main depreciation rates, according to ANEEL Resolution no. 44/1999 and to Ministry of Communications Ordinance no. 96, dated 17 March 1995, and to the National Oil Agency (ANP) are:

%

Generation
General equipment	10.00
Generators	3.30
Reservoirs, dams, and headrace channels	2.00
Hydraulic turbines	2.50
Transmission
System structure and conductors and power transformers	2.50
General equipment	10.00
Reconnectors	4.30
Distribution
System structure and conductors and power transformers	5.00
Capacitor boards and distribution switches	6.70
Voltage regulators	4.80
Central administration
Facilities	4.00
Office machinery and equipment	10.00
Furniture and implements	10.00
Vehicles	20.00
Telecommunications
Power and transmission equipment (telecommunications)	10.00
Overhead and underground cabling, wiring, and private switching center	10.00
Natural gas supply
Gas pipelines	3.30
Gas pipeline operating equipment	10.00

e) Changes in property, plant, and equipment

		Construction	Special
Balances	In service	in progress	liabilities	Consolidated

As of 31 December 2003	5,575,158	621,420	(677,523)	5,519,055
Expenditure program	-	597,276	-	597,276
Depreciation quotas	(308,778)	-	-	(308,778)
Write-offs	(13,688)	-	-	(13,688)
Transfer to p.,p.,&e. in service	277,876	(277,876)	-	-
Customer contributions	-	-	(47,925)	(47,925)
Reversal of provisions for contingencies	-	(17,280)	-	(17,280)
Assets assigned for future use transferred
from investments	6	1,895	-	1,901
As of 31 December 2004	5,530,574	925,435	(725,448)	5,730,561
Expenditure program	-	668,866	-	668,866
Depreciation quotas	(328,636)	-	-	(328,636)
Write-offs	(24,248)	-	-	(24,248)
Transfer to p.,p.,&e. in service	761,692	(761,692)	-	-
Customer contributions	-	-	(39,675)	(39,675)
Reversal of provisions for contingencies	-	(14,687)	-	(14,687)
Assets assigned for disposal transferred to
long-term receivables	-	(890)	-	(890)
As of 31 December 2005	5,939,382	817,032	(765,123)	5,991,291

19 Loans and Financing

As discussed in note 16.b, the balance of loans and financing owed by the Company comprises obligations to financial institutions which have been transferred to COPEL’s wholly-owned subsidiaries (such transfer is currently being formalized). This balance is broken down below:

					Total
		Current	Long-term		Parent Company

	Principal amount	Charges	Principal amount	2005	2004
Foreign currency
Eurobonds	-	-	-	-	404,738
National Treasury (b)	9,771	1,533	110,096	121,400	149,929

	9,771	1,533	110,096	121,400	554,667

The consolidated balance of loans and financing comprises:

					Consolidated
		Current	Long term		Total

	Principal	Charges	Principal	2005	2004
Foreign currency
Eurobonds	-	-	-	-	404,738
IDB (a)	21,414	2,423	98,465	122,302	176,699
National Treasury (b)	9,771	1,533	110,096	121,400	149,929
Banco do Brasil S.A. (c)	4,907	413	14,720	20,040	32,766
Eletrobrás (d)	7	2	57	66	80
	36,099	4,371	223,338	263,808	764,212
National currency (reais )
Eletrobrás (d)	49,774	2,465	312,947	365,186	402,160
Eletrobrás - Elejor (e)	-	-	33,377	33,377	-
BNDES (f)	6,376	-	31,939	38,315	49,509
Banestado (g)	70	-	-	70	177
Banco do Brasil S.A. (c)	93	5	1,023	1,121	1,206
	56,313	2,470	379,286	438,069	453,052

	92,412	6,841	602,624	701,877	1,217,264

a) Inter-American Development Bank - IDB

Loan for the Segredo Hydroelectric Power Plant and for the Jordão River Diversion Project, received on 15 January 1991, in the amount of US$ 135,000. The principal amount, the first installment of which was paid on 15 January 1997, and interest are due semi-annually until 2011. Interest is calculated according to the IDB funding rate, which in the second half of 2005 was 4.23% p.a. The agreement features provisions providing for termination in the following cases:

1)	default by the debtor on any other obligation set forth in the agreement or agreements signed with the Bank for financing of the project;

2)	withdrawal or suspension of the Federal Republic of Brazil as a member of the Bank;

3)	default by the guarantor, if any, of any obligation set forth in the guaranty agreement;

4)	ratio between current assets and total short-term commercial and bank financing, except for the current share of long-term indebtedness and dividends to be reinvested, equal to or greater than 1.2; and

5)	ratio between long-term indebtedness and shareholders’ equity not exceeding 0.9.

b) Department of the National Treasury (STN)

The restructuring of medium and long-term debt, signed on May 20, 1998, of the financing received under Law no. 4,131/62, is shown below:

	Term	Final	Grace period
Bond type	(years)	maturity	(years)	Consolidated

				2005	2004
Par Bond (1)	30	04.15.2024	30	37,375	42,356
Capitalization Bond (2)	20	04.15.2024	10	27,121	34,367
Debt Conversion Bond (3)	18	04.15.2024	10	23,050	30,009
Discount Bond (4)	30	04.15.2024	30	25,984	29,319
El Bond - Interest bonds (5)	12	04.15.2024	3	1,273	4,309
New Money Bonds (6)	15	04.15.2024	7	3,274	4,749
FLIRB (7)	15	04.15.2024	9	3,323	4,820

				121,400	149,929

The annual interest rates and repayments are as follows:

1)	Par Bond – Interest of 4.0% p.a. in the first year and 6.0% p.a. until final maturity, with a bullet payment at the end of the agreement.

2)	Capitalization Bond – Interest of 4.0% p.a. in the first year and 8.0% p.a. until final maturity, repayable in 21 semi-annual installments starting in April 2004.

3)	Debt Conversion Bond – Interest equivalent to semi-annual LIBOR + 7/8 of 1% p.a., repayable in 17 semi-annual installments starting in April 2004.

4)	Discount Bond – Interest equivalent to semi-annual LIBOR + 13/16 of 1% p.a., with a bullet payment at the end of the agreement.

5)	El Bond – Interest Bonds – Interest equivalent to semi-annual LIBOR + 13/16 of 1% p.a., repayable in 19 semi-annual installments starting in April 1997.

6)	New Money Bonds – Interest equivalent to semi-annual LIBOR + 7/8 of 1% p.a., repayable in 17 semi-annual installments starting in April 2001.

7)	FLIRB – Interest of 4.0% to 5.0% p.a. in the first six years and semi-annual LIBOR + 13/16 of 1% p.a. after the 6th year until the end of the agreement, repayable in 13 semi-annual installments starting in April 2003.

As collateral for this agreement, the Company assigned and transferred to the Federal Government, conditioned to the non-payment of any financing installment, the credits that are made to the Company’s centralized revenues account, up to a limit sufficient to cover the payment of installments and other charges payable upon each maturity. For the Discount and Par Bonds, there are collateral deposits of R$ 11,147 and R$ 15,893 (R$ 11,149 and R$ 15,871 as of December 31, 2005), respectively, recorded under collateral and escrow deposits, in long-term receivables (note 14).

c) Banco do Brasil S.A.

Agreements denominated in Japanese yen for the gas-insulated substation at Salto Caxias, repayable in 20 semi-annual installments starting on March 7, 2000, bearing interest of 6.6% p.a. This debt is secured by COPEL’s revenues.

Private Credit Assignment Agreement with the Federal Government, through Banco do Brasil S.A., signed on March 30, 1994, repayable in 240 monthly installments based on the Price amortization system starting on April 1, 1994, monthly restated by the TJLP and IGP-M plus interest of 5.098% p.a.

d) Eletrobrás

Loans originated from the Eletrobrás Financing Fund (FINEL) and from the Global Reversal Reserve (RGR) for the expansion of the generation, transmission, and distribution systems. Repayments started in February 1999, and the last payment is due in August 2021. Interest of 5.5% to 6.5% p.a. and principal are repaid monthly, adjusted by the FINEL and Federal Reference Unit (UFIR) rates.

This debt is secured by COPEL’s revenues.

e) Eletrobrás - Elejor

This balance refers to monetary restatement and interest on Elejor preferred shares held by Eletrobrás, which shall be reacquired by the issuer, pursuant to the agreement between them (Note 44).

f) National Economic and Social Development Bank (BNDES)

Loan to finance the diversion of the Jordão River, repayable in 99 monthly installments starting on October 15, 1997. Interest is based on the TJLP – the long-term interest rate – (limited to 6.0% p.a.) plus a 6% p.a. spread. This loan is secured by COPEL’s revenues. This agreement was settled on December 15, 2005.

The BNDES balance also includes four agreements signed by Compagas on December 14, 2001, repayable in 99 installments, with interest of 4% p.a.. Two of these agreements were for the purchase of machinery and equipment, subject to the TJLP rate (limited to 6% p.a.), and two were for construction, facilities, and services, subject to the BNDES monetary unit (UMBND) rate.

g) Banco Banestado S.A.

Urban Development Fund agreement, signed on July 23, 1998, repayable in 96 monthly installments under the Price amortization schedule, restated based on the monthly Reference Rate (TR) and interest of 8.5% p.a., with a grace period of 12 months and final maturity on July 20, 2006. This loan is secured by COPEL’s revenues.

Breakdown of loans and financing by currency and index:

Currency (equivalent in reais ) / Index			Consolidated

	2005	%	2004	%
Foreign currency
U.S. dollar	121,466	17.31	554,747	45.57
Yen	20,040	2.86	32,766	2.69
IDB - currency basket	122,302	17.42	176,699	14.52
	263,808	37.59	764,212	62.78
National currency (reais )
Brazilian Reference Interest Rate (TR)	70	0.01	176	0.02
URBNDES and Long-term Interest Rate (TJLP)	38,378	5.47	49,591	4.07
General Price Index - Market (IGP-M)	34,434	4.91	1,124	0.09
Fiscal Reference Unit (UFIR)	25,619	3.65	33,593	2.76
Eletrobrás Financing Rate (FINEL)	339,568	48.37	368,568	30.28
	438,069	62.41	453,052	37.22

	701,877	100.00	1,217,264	100.00

Variations in the main foreign currencies and rates applied to the Company’s loans and financing:

Currency/Index		Variation (%)

	2005	2004
U.S. dollar	(11.82)	(8.13)
Yen	(23.53)	(3.98)
IDB - currency basket	(6.76)	3.07
TR	2.96	1.73
URBNDES	3.75	3.50
IGP-M	1.21	12.41
FINEL	0.24	2.38
UMBND	(14.04)	0.68

Maturity of long-term installments:

	Foreign	National
	currency	currency	Consolidated

			2005	2004
2006	-	-	-	96,163
2007	35,306	47,709	83,015	89,472
2008	35,306	44,696	80,002	84,890
2009	34,373	43,100	77,473	80,170
2010	28,534	41,873	70,407	71,474
2011	17,594	41,873	59,467	58,166
2012	4,898	35,556	40,454	36,640
2013	3,141	35,497	38,638	34,584
2014	1,574	35,392	36,966	32,702
2015	-	35,356	35,356	32,702
2016	-	17,805	17,805	32,702
2017	-	130	130	20,501
after 2017	62,612	299	62,911	32,702

	223,338	379,286	602,624	702,868

Changes in loans and financing:

	Foreign currency		National currency		Consolidated
Balances	Current	Long term	Current	Long term	Total

As of December 31, 2003	62,729	811,316	51,936	418,414	1,344,395
Funds raised	-	-	-	25,412	25,412
Capitalized charges	-	-	-	-	-
Charges	62,110	-	34,945	-	97,055
Monetary and exchange variation	(75,546)	15,354	638	13,990	(45,564)
Transfers	518,629	(518,629)	62,989	(62,989)	-
Amortizations	(111,751)	-	(92,283)	-	(204,034)
As of December 31, 2004	456,171	308,041	58,225	394,827	1,217,264
Funds raised	-	-	-	35,532	35,532
Capitalized charges	-	-	-	-	-
Charges	27,685	-	31,765	-	59,450
Monetary and exchange variation	(28,966)	(45,375)	(61)	5,499	(68,903)
Transfers	39,328	(39,328)	56,572	(56,572)	-
Amortizations	(453,748)	-	(87,718)	-	(541,466)
As of December 31, 2005	40,470	223,338	58,783	379,286	701,877

20 Debentures

				Consolidated
	Current	Long term		Total

	Charges	Principal	2005	2004
Parent Company (a)	35,251	400,000	435,251	-
COPEL Distribution (b)	57,220	562,902	620,122	614,027
Elejor (c)	23,232	263,623	286,855	-

	115,703	1,226,525	1,342,228	614,027

The balance of debenture obligations, in the amount of R$ 620,122, was transferred to COPEL Distribution (R$ 614,027 as of 31 December 2004), in the same way loans and financing were transferred to the wholly-owned subsidiaries (Notes 16 and 46).

a) Debentures – Parent Company – 3rd Issue

A single series of 40,000 debentures makes up the third issue of simple debentures, concluded on 9 May 2005, fully subscribed for R$ 400,000, with a four-year term. Final maturity is scheduled for 2009, with the first repayment (1/3) being scheduled for 1 January 2007, the second repayment (1/3) for 1 February 2008, and the third one (1/3) for 1 February 2009.

These are simple, nominative debentures, non-convertible into stock, issued in book-entry form, and jointly and severally secured by COPEL’s wholly-owned subsidiaries. The funds were used to pay off securities issued on the international market (Euronotes) by the Company on 2 May 1997 and due on 2 May 2005, in the amount of US$ 150,000.

The pledged security is COPEL Generation’s bank account in Banco do Brasil S.A., in which all resources earned by COPEL Generation in connection with power sales agreements, both current and future, will be deposited.

These securities will yield interest on their face value (minus previously amortized amounts) of 115% of the average one-day Interfinance Deposit rates, extra-group, expressed in an annual percentage rate based on 252 business days, calculated and published daily by CETIP (the “DI rate”) in exponential and cumulative “pro rata tempore” manner according to the number of business days elapsed. Interest corresponding to the capitalization periods will be due and paid semi-annually, with the first due date on 1 August 2005 and the last on 1 February 2009. There will be no renegotiation of these debentures.

The agreement features provisions for termination in the following cases:

1)
bankruptcy ruling against the issuer or any subsidiary controlled, directly or indirectly, by the issuer, or filing for business reorganization in bankruptcy by the issuer or by any subsidiary controlled, directly or indirectly, by the issuer (or any similar judicial proceeding similar which replaces or complements the current legislation on bankruptcy and business reorganization, including judicial or extrajudicial recovery);

2)	non-payment of any amounts due to debenture holders on the dates set forth in the agreement;

3)	court ruling for intervention in the concession or for termination of the concession for the services of distribution, transmission, or generation of power by the issuer or by the subsidiaries of the issuer;

4)
notwithstanding the provision in item (2) above, the default by the issuer or by COPEL Generation on any non-financial obligation or the untruthfulness of any statement contained in this agreement or in the pledge agreement, not remedied in 10 (ten) business days from the date of default or of proof of untruthfulness. This 10 (ten) business day deadline is not applicable to obligations for which a specific deadline has been set;

5)
legitimate protest against any security of the issuer or of any subsidiary controlled, directly or indirectly, by the issuer, with single or aggregate value equal to or greater than R$ 25,000, such an amount being restated annually according to the variation of the IGP-M index calculated and published by Fundação Getúlio Vargas, except in the event such protest is made in error or bad faith by third parties, provided that such situation is proven validly by the issuer or subsidiary controlled, directly or indirectly, by the issuer, as the case may be, or in the event it is cancelled within thirty days of its filing;

6)
final court or arbitration ruling against the issuer or any subsidiary controlled, directly or indirectly, by the issuer in aggregate amount greater than R$ 40,000, such an amount being restated annually according to the variation of the IGP-M index, provided the issuer or any subsidiary controlled, directly or indirectly, by the issuer fails to prove payment of the aggregate amount to the fiduciary agent, within ten business days from such supposed payment, in compliance with the schedule and conditions set forth in such final court or arbitration ruling;

7)
accelerated maturity of any debt of the issuer or of any subsidiary controlled, directly or indirectly, by the issuer in a single or aggregate amount equal to or greater than R$ 25,000, such an amount being restated annually according to the variation of the IGP-M index;

8)
lack of payment by the issuer or by any subsidiary controlled, directly or indirectly, by the issuer of any financial obligations in aggregate amount equal to or greater than R$ 25,000, such an amount being restated annually according to the variation of the IGP-M index;

9)
violation by the issuer or by any subsidiary controlled, directly or indirectly, by the issuer, during the term of this agreement, of laws, rules, and regulations, including those of environmental nature, which affect or may affect the issuer’s ability to legitimately fulfill its obligations set forth in this agreement; and

10)	any change in the corporate object contained in the issuer’s by-laws which modifies the primary business activity of the issuer.

b) Debentures – COPEL Distribution

This issue of simple debentures was completed on 9 May 2002 with full subscription of the total amount of R$ 500,000, split into three series (R$ 100,000, R$ 100,000 and R$ 300,000, respectively), with a five-year term, due on 1 March 2007. The first series was repurchased on 27 February 2004, and the second series was renegotiated in March 2005, at the DI Rate plus 1.50% p.a., maturing on 1 March 2007.

These debentures confer no preemptive rights (unsecured creditor), are jointly and severally guaranteed by COPEL’s wholly-owned subsidiaries, are not convertible into stock, and have been issued in book-entry form. The funds were used to pay off the Euro-Commercial Papers and applied to the 2002-2004 expenditure program of the Company’s wholly-owned subsidiaries.

The first and second series yield interest equivalent to the variation of the DI rate (calculated and published by the Central System for Custody and Financial Settlement of Securities – CETIP) expressed in an annual percentage rate based on 252 business days, plus a 1.75% p.a. spread. They are paid semi-annually on the first business day of March and September. The third series bears interest on its face value starting on the issue date, 1 March 2002, based on the IGP-M index, pro-rated to the number of business days, plus interest of 13.25% p.a.. Interest is paid annually on the first business day of March, and the IGP-M restatement is included in a bullet payment, together with the principal amount.

c) Debentures – Elejor

The contract for Elejor’s first issue of debentures was signed with BNDES Participações S.A. –BNDESPAR, with COPEL Corporate Partnerships intervening as “Guarantor Shareholder” together with COPEL.

The raised funds shall be employed in the following:
1)	Investments in the Fundão-Santa Clara Power Complex, on the Jordão River, in the State of Paraná;

2)	Investments in two small hydropower plants, the Santa Clara I SHP and the Fundão SHP;

3)	Payment of 50% of the amounts borrowed between 1 July 2004 and 30 September 2004 under the loan agreement signed on 7 April 2004 with the Guarantor Shareholder;

4)	Full payment of the funds loaned by the Guarantor Shareholder from 1 October 2004 until the date the first debentures were paid in;

5)	Payment of operating expenses inherent to the issuer's business, including the purchase of power to meet supply obligations; and

6)	Financing of the social and environmental programs in connection with the investments in the Fundão-Santa Clara Power Complex.

One thousand debentures were issued in book-entry form, without the issue of guarantees or certificates. They were issued in two series, the first one comprising 660 debentures, and the second one, 340. Both of them are nominative, convertible into common shares and into class C preferred shares, at the discretion of the debenture holders.

The total amount of this issue was R$ 255,626. The debentures had a face value of R$ 256 on the issue date, 15 February 2005, and such value will be restated according to the variation of the long term interest rate (TJLP).

The first series matures on 15 February 2015. After the grace period of forty-eight months from the issue date, amortization will take place in 24 quarterly installments pursuant to the agreement. The first amortization payment is due on 15 May 2009.

The second series matures on 15 February 2016. After the grace period of sixty months from the issue date, amortization will take place in 24 quarterly installments pursuant to the agreement. The first amortization payment is due on 15 May 2010.

The first and second series yield interest based on the variation of TJLP, plus a 4% p.a. spread on the outstanding balance of each series. Interest on the fist series is due annually, in the first twelve months from the issue date, and quarterly thereafter. The first payment is due on 15 February 2006, and the last one, on 15 February 2015. Interest on the second series is due annually, in the first twenty-four months from the issue date, and quarterly thereafter. The first payment in due on 15 May 2007, and the last one, on 15 February 2016.

The agreement contains the following guarantees:
1)	Letter of guarantee signed by COPEL Corporate Partnerships pledging an unsecured guarantee and taking main responsibility for payment to debenture holders;

2)
Lien on rights resulting from the concession agreement: pursuant to the terms and provisions of the private agreement for lien on revenues and other covenants between the issuer, the fiduciary agent, and the depositary bank, an irrevocable lien was constituted, with due authorization by ANEEL; and

3)
Lien on revenues and reserve of funds for payment: Pursuant to the agreement between the issuer, the fiduciary agent, and the depositary bank, a centralizing account and a reserve account were constituted and shall be in effect until final settlement of all obligations under this agreement.

In terms of agreement termination provisions, in addition to the cases set forth in articles 39 and 40 of the BNDES Regulations which are applicable to its contracts, if the general debenture holders’ meeting, by vote of the holders of 50% + 1 (fifty percent plus one) of the outstanding debentures, so decides, the fiduciary agent may declare the accelerated maturity of all debentures issued and demand payment by the issuer of the outstanding debenture balance, plus interest and other charges, in the following events:

1)
Protest against any security of the issuer in amount equal to or greater than R$ 5,000, which results in risks to Elejor’s solvency, such an amount being restated annually according to the IGP-M inflation index, published by Fundação Getúlio Vargas;

2)	Filing for business reorganization in bankruptcy by the issuer;

3)	Liquidation or bankruptcy ruling against the issuer;

4)	Accelerated maturity of any debt of the issuer due to breach of contract, in amount equal to or greater than R$ 5,000, restated annually according to the IGP-M index;

5)
The inclusion in the issuer’s by-laws or corporate agreements, except those agreements already existing and duly registered, of a provision requiring special quorum for the discussion or approval of matters which limit or hinder the control over the company by the controlling parties, or else the inclusion of provisions which result in: i) restrictions to Elejor's growth or technological development capabilities; ii) restrictions to new markets; and iii) restrictions or reduction of Elejor's ability to fulfill the financial obligations under this transaction;

6)	Statements made in the debenture instruments by the issuer which are false, misleading, or materially incorrect or incomplete; and

7)
Any incorporation, merger, split, transformation, or any other corporate or material asset reorganization, as well as any capital reduction, or creation of redeemable shares by the issuers without prior authorization by BNDESPAR.

Maturity of long-term installments:

Consolidated

	2005	2004
2006	-	-
2007	696,222	457,407
2008	133,320	-
2009	155,667	-
2010	41,233	-
2011	45,064	-
2012	45,064	-
2013	45,064	-
2014	42,090	-
2015	19,738	-
2016	3,063	-

	1,226,525	457,407

Changes in debentures are shown below:

			Consolidated
Balances	Current	Long term	Total

As of December 31, 2003	157,859	506,761	664,620
Funds raised	-	-	-
Charges	81,145	-	81,145
Monetary variation	-	50,646	50,646
Transfers	100,000	(100,000)	-
Amortizations	(182,384)	-	(182,384)
As of December 31, 2004	156,620	457,407	614,027
Funds raised	18,116	755,626	773,742
Capitalized charges	-	-	-
Charges	170,916	-	170,916
Monetary variation	-	13,492	13,492
Transfers	-	-	-
Amortizations	(229,949)	-	(229,949)
As of December 31, 2005	115,703	1,226,525	1,342,228

21 Suppliers

			Consolidated

		2005	2004
Charges for the use of the power grid
Use of connections		252	251
Use of the Basic Network		41,765	35,318
Transport of power		3,102	2,622
		45,119	38,191
Power suppliers
Administracion Nac, de Eletr, - ANDE (Paraguai)		4,763	5,229
Eletrobrás (Itaipu)		77,921	62,736
Cia, de Interconexão Energética - CIEN		63,000	63,000
Cia, de Interconexão Energética - CIEN - Long-term		175,452	239,774
Foz do Chopin Energética Ltda.		69,244	44,878
Furnas Centrais Elétricas S.A.		18,348	-
Itiquira Energética S.A.		7,037	5,894
Dona Francisca Energética S/A		4,182	30,517
Other suppliers		35,851	6,625
		455,798	458,653
Materials and services
Petróleo Brasileiro S.A. - Petrobrás (a)		778,286	468,495
Petróleo Brasileiro S.A. - Petrobrás - Long-term		268	-
Other suppliers		58,665	57,750
Other suppliers - long-term		889	889
		838,108	527,134

		1,339,025	1,023,978

	Current total	1,162,416	783,315
	Long-term total	176,609	240,663

a) Petróleo Brasileiro S.A. - Petrobrás

As for the balances above, one should note that the amounts owed to Petrobrás, R$ 778,286 in 2005 (R$ 468,495 in 2004), comprise gas purchases in the amount of R$ 495,088 (R$ 371,134 in 2004) and penalties in the amount of R$ 283,198 (R$ 97,361 in 2004). The amount of R$ 761,700 was transferred from Compagas to Petrobrás on account of the termination of the agreement between them and of credit assignments. The amounts of these liabilities are also subject to the outcome of negotiations concerning the agreement with UEG Araucária Ltda.

b) UEG Araucária Ltda.

Note 48.a features a summary of the material facts published on 17 and 24 February and on 7 March 2006 concerning UEG Araucária Ltda.

History of the litigation:

– UEG Araucária and COPEL are involved in litigation over a capacity purchase agreement for 484.3 MW, originally signed on 31 May 2000 for a 20-year term from the date of official commercial operation of the thermal power plant built in the town of Araucária, in the State of Paraná.

Under the agreement for capacity purchase and for operation and maintenance of the natural gas-fired thermal power plant, COPEL and UEG Araucária committed themselves to the exclusive purchase and sale of all the initial assured power of the facility, amounting to 484.3 MW.

The monthly amounts paid by COPEL until December 2002 represented an advance payment of what would have been due under an amended agreement to be signed by both parties to the original agreement, provided that such amended agreement were approved by the regulatory authorities as required. In January 2003, all payments were suspended by the new administration of the Company as negotiation of the amendments to the original capacity purchase agreement broke down.

UEG Araucária then filed for arbitration before the Paris Arbitration Court on 1 April 2003, claiming breach of contract by COPEL. On 22 April 2003, UEG Araucária sent to COPEL written notice of termination of the agreement.

COPEL in turn filed a lawsuit before the courts of the State of Paraná on 22 June 2003 claiming that the contract clause providing for arbitration was null and void. The Company was granted a preliminary injunction suspending the arbitration proceedings, under penalty of daily fines.

Based on the legal opinion of renowned scholars from the Institute of Civil Law (IDC), Company management believes that the capacity purchase agreement is legally null and void since it has never been ratified by ANEEL.

In addition, the IDC legal opinion states that the payment of the price of the power plant as contractual penalty claimed by UEG Araucária in the arbitration proceeding can not be considered due before the Brazilian State courts reach a final ruling in the lawsuits currently in progress. The claimed contractual penalty, furthermore, is much higher than the market price for a facility of similar size and features, which violates the legislation applicable to the case.

Company management, based on this legal opinion and on the understanding that the agreement is invalid, chose to revert, on 30 June 2003, the provisions for the monthly billings charged by UEG Araucária to COPEL.

On 14 August 2003, the Company filed a new lawsuit against UEG Araucária (“Ação Cautelar de Produção Antecipada de Provas”), registered under no. 24,456/2003, before a State Court (“3.ª Vara da Fazenda Pública de Curitiba”), with which COPEL intends to prove the technical impossibility of operating the facility in a continuous, safe, and permanent manner. Thus, a group of court-ordered experts was appointed, and both parties submitted questions and appointed technical assistants. In May 2005, the expert investigation report was submitted. The court is now waiting for the translation of documents to be concluded and for the submission of supplemental/opposing reports to be submitted by the parties' technical assistants. The expert investigation report of 10 May 2005, which has already been added to the court records, corroborates COPEL’s claims and confirms the technical impossibility of operating the facility in a continuous, safe, and permanent manner.

On 22 February 2004, a preliminary hearing took place before the Arbitration Court of the Chamber of International Trade in France and was then adjourned until 15 April 2004. At that time, COPEL stated its refusal to acknowledge the jurisdiction of the Arbitration Court, pointing out to the fact that a Brazilian court had judged to be null and void the clause providing for arbitration in the disputed contract, which would have supported the proceedings in France. In July 2004, yet another hearing took place in Paris, and the Company again restated its understanding that the Arbitration Court had no jurisdiction over the matter submitted before it unilaterally by UEG Araucária. On 6 December 2004, the Arbitration Court ruled by majority vote that it had jurisdiction over the issues at hand. Such ruling, however, will not influence or change the decisions of the Brazilian courts regarding the same matter. After settling the issue of jurisdiction, the Arbitration Court then proceeded to the stage of reviewing the claims of both parties. From 23 to 27 January 2006, examining sessions took place. Final claims shall be submitted and a new hearing shall take place in April; the arbitration shall be concluded within the first half of 2006.

On 30 May 2005, the Company, despite not acknowledging the jurisdiction of the Arbitration Court over this matter, submitted its counterclaims against UEG Araucária, based on the “principle of eventuality” and as a form of defense against Araucária’s claims.

ANEEL has acknowledged the technical and operational issues that prevent the Araucária facility from generating energy. In a letter sent to COPEL’s Chief Executive Officer and to the management of UEG Araucária, ANEEL, in addition to discussing the reasons for the facility’s failure to operate, states that the conditions for its commercial operation had already been “ jeopardized” as of 27 September 2002 (date of inauguration of the plant).

The expert reports received by ANEEL attest that the facility cannot be operated in a safe and continuous manner, as COPEL has claimed since 2003. These reports – which have been confirmed by experts from Scott Wilson Raymond in England and from Instituto Superior Técnico (IST) from Portugal, two renowned European institutions specialized in thermal energy – corroborate all the issues raised by COPEL in the court-ordered expert investigation discussed above.

c) Compagas

Contract for sale of natural gas, signed in 2000 for a 20-year term in effect as from the date supply began (2002), intended exclusively for consumption by UEG Araucária for the generation of electric energy.

Due to pending litigation between COPEL and UEG Araucária and to the fact that the capacity purchase agreement signed between them has never been approved by ANEEL, on 25 February 2003 the Company’s Board of Directors approved the suspension of payments to Compagas under the natural gas purchase agreement to supply fuel for the power plant, which has never entered operation. Compagas, in turn, has suspended payments to Petrobras.

The amount recorded in this item refers to a provision for the amounts of gas set forth in the agreement between the parties on a “take or pay” basis. The agreement also provides for the recovery of the amounts paid over a seven-year period, linked to an equivalent gas consumption. Such recovery, however, depends on the results of the Company’s discussions with the other shareholders of UEG Araucária, as mentioned in item “a” of this note.

Since 1 June 2005, Compagas has no longer been billing any amounts under the gas supply and transport agreement, since its agreements with both Petrobras and with COPEL have been terminated unilaterally by Compagas itself.

22 Accrued Payroll Costs

		Consolidated

	2005	2004
Payroll
Payroll, net	32,615	18,583
Taxes and social contributions	15,344	13,148
Assignments to third parties	2	-
	47,961	31,731
Labor provisions
Paid vacation and annual bonus ("13th salary")	45,522	39,727
Social charges on paid vacation and annual bonus	14,843	13,010
	60,365	52,737

	108,326	84,468

23 Post-Employment Benefits

The company’s subsidiaries, through sponsorship of Fundação COPEL, offer retirement and pension plans (“Pension Plan”) and a medical and dental care plan (“Healthcare Plan”) to both current and retired employees and their dependants. Both sponsors and beneficiaries make contributions to the plans, based on actuarial calculations prepared by independent actuaries, in compliance with the current regulations applicable to closed-end supplementary pension entities, in order to raise sufficient funds to cover future benefit obligations.

In 1998, a new plan (Pension and Healthcare Plan III) was set up, and users migrated to it. With the constitution of COPEL’s wholly-owned subsidiaries in 2001, the balance of the debt related to the change in plan, restated until then, was transferred to these companies, financed in 210 monthly installments, restated according to the INPC inflation index plus interest of 6% p.a., due as from 1 August 2001. To secure these contracts, the sponsors authorized Fundação COPEL to withhold balances in their checking accounts, and the Company also became co-guarantor of any deficit resulting from granting benefits.

The Company adopts the accounting practices established by CVM Resolution no. 371, dated 13 December 2000, to record the costs of the pension plan and the healthcare plan, as well as the charges on the debt incurred with Plan III (note 32).

24 Regulatory Charges

			Consolidated

		2005	2004
Financial compensation for the use of water resources		12,382	12,392
Energy Development Account - CDE		10,934	7,093
Emergency capacity charges		10,021	22,067
Global Reversal Reserve - RGR		5,390	4,686
Inspection fee - ANEEL		1,117	795
Fuel Consumption Account - CCC		1,051	15,709
RGR - 2003 outstanding balance		370	-
RGR - 2003 outstanding balance - long-term		-	1,588
Other charges		15	1,393

		41,280	65,723

	Current total	41,280	64,135
	Long-term total	-	1,588

25 Other Accounts Payable

		Consolidated

Current	2005	2004
Collected public lighting charge	14,951	13,562
Returned bills	428	443
Balance of VAT (ICMS) credit transfer	886	-
Reimbursement - advance universalization projects	1,586	-
Customers - other	2,007	2,884
Research & Develpment and Energy Efficiency Programs (a)	72,887	-
Triunfo Participações e Investimentos S.A.	268	1,791
Compulsory loan - Eletrobrás	3,225	1,043
Insurance companies - premium due	1,837	1,601
Concession charge - ANEEL granting	5,746	-
Pledged collateral	508	259
Other liabilities	3,059	3,065

	107,388	24,648

a) Research and development programs - R&D - and energy efficiency programs - EEP

ANEEL Resolution no. 176, dated 28 November 2005, set forth criteria for the application of funds in Energy Efficiency Programs – EEP by power distribution concession and permission holders, pursuant to the regulations issued by the regulatory agency. Under the same Resolution, the Manual for the Energy Efficiency Program was approved.

This Manual sets rules for accounting for costs incurred with the EEP, establishing, for purposes of accounting for liabilities and income, the same billing month of the revenues collected from electricity consumers and establishing that interest will be applied to the balance of liabilities starting in the month subsequent to billing until the month when funds are actually applied, calculated daily based on the Selic rate.

Based on criteria adopted in previous years, the Company recorded associated costs in the income statement of the fiscal period when funds were actually applied to the different projects approved under the Energy Efficiency Program. Such practice, however, fails to comply with the provisions of the Manual.

Thus, in order to comply with the Resolution, the Company recorded in this period a liability in connection with the funds to be applied in the amount of R$ 10,609 for Energy Efficiency Programs and of R$ 19,072 for Research and Development Programs.

Furthermore, the Company recognized in the Retained Earnings account, as an adjustment from previous years, the net effects of taxes on the expenses incurred in 2003 and 2004, in the amount of R$ 28,516, which corresponds to the provision of R$ 43,206.

	Energy Efficiency Programs	R&D	Total

Operating expenses	10,455	19,072	29,527
Financial expenses	154	-	154
Effect on income	10,609	19,072	29,681
Adjustment to retained earnings	17,033	11,483	28,516
Taxes paid in advance (current assets)	8,775	5,915	14,690
Total	36,417	36,470	72,887

26 Provisions for Contingencies

The Company is a party to several labor, tax, and civil claims filed before different courts. Company management, based on the opinion of its legal counsel, has kept a provision for contingencies in connection with lawsuits which are likely to result in losses.

	Judicial Deposits (Assets - Long-term)		Provisions (Liabilities - Long-term)
		Consolidated		Consolidated

	2005	2004	2005	2004
Labor	62,693	44,147	82,667	64,504
Civil:
Customers	1,648	1,456	20,205	15,657
Rights of way	6,852	6,399	13,384	35,847
IUEE - Municipalities (Note 15)	-	-	-	7,374
Civil and fiscal claims	10,946	8,936	32,059	28,018
	19,446	16,791	65,648	86,896
Tax:
COFINS (a)	-	-	197,549	197,549
PIS/PASEP	14,045	35,350	14,263	35,568
INSS (b)	48,015	48,014	25,625	18,245
Federal taxes	-	-	30,741	26,000
Condemnations	-	-	7,776	-
	62,060	83,364	275,954	277,362

Other judicial deposits	984	2,360	-	-

	145,183	146,662	424,269	428,762

a) COFINS tax

On 18 August 1998, the 4th District Federal Court granted COPEL immunity from the COFINS contribution on electric energy transactions. On 10 August 2000, the Federal Government filed a lawsuit pleading the annulment of this ruling. The Company was summoned on 21 November 2000, thus setting in motion the proceedings for discussion of the potential lapsing of the Federal Government’s right to take legal action.

On 14 December 2000, the case was submitted to the reporting Justice, with a rebuttal submitted by COPEL on 6 December, based on the conclusive opinions of renowned legal scholars that the Government had no legal grounds for such annulment claim. Conservatively, management decided to maintain a provision for contingency only in respect of the principal amount being discussed, without considering interest and penalties, particularly in connection with amounts not collected between September 1998 and June 2001. Thus, the provision does not include the amounts charged by the Federal Revenue Service by means of a tax assessment notice for the period from January through December 2007, in the restated amount of R$ 112,982, since the Company’s legal counsel believes such charge has been imposed with no legal grounds.

In August 2003, the court ruled by majority vote in favor of the Government’s claim and against COPEL. The Company then filed an appeal requesting clarification of the decision, which was partially accepted.

In June 2004, COPEL filed a request for reconsideration (since it had obtained a favorable vote on the issue of the lapsing of the Government’s right to take legal action), whose trial was scheduled for 2 December 2004. After the start of the proceedings and the verbal pleading by the representatives of both parties, the Federal Court adjourned the session.

On 2 June 2005, the Federal Court resumed trial and accepted, by majority vote, COPEL’s claim of lapsing of right to take legal action, and on 3 August 2005, the ruling was published.

The Federal Government filed a Special Appeal on 19 September 2005, and COPEL submitted its brief of appellee. After admissibility review, the appeal was accepted by the 4th District Federal Court, to which COPEL responded by filing a request for clarification, with a view to overruling the decision that had accepted the appeal.

This provision was not included in the REFIS Program because COPEL believes, based on the opinion of several legal scholars, it is probable that these lawsuits will be judged in favor of the Company.

b) National Social Security Service (INSS)

The deposits in court related to the National Institute of Social Security (INSS), in addition to those related to provisioned collections from third parties, include other lawsuits involving the Company that are being challenged and supported by judicial deposits.

c) Rio Pedrinho and Salto Natal

Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. filed for arbitration before the Arbitration Chamber of Fundação Getúlio Vargas (processed under numbers 001 and 002/2004), pleading payment of overdue installments and contractual penalties under the power purchase agreements they had signed with COPEL Distribution. Both cases were ruled in favor of the plaintiffs, so COPEL Distribution was sentenced to paying the claimed amounts plus legal fees.

The agreements submitted to arbitration are subject to a class action claiming that the CVCEE/COPEL-DIS/DCOD/CPR no. 016/2002 (Rio Pedrinho) and CVCEE/COPEL-DIS/DCOD/CPR no. 017/2002 (Salto Natal) agreements are null and void since they are damaging to the Company’s assets.

COPEL also filed suit before a State court (“2a. Vara da Fazenda Pública, Falências e Concordatas da Comarca de Curitiba”), processed under no. 380/2005, pleading the declaration of annulment of the arbitration clause in those agreements.

Due to the restrictions imposed on COPEL on account of the supposed breach of these contracts, the Company filed for a provisional remedy (processed under no. 1,392/2004) to suspend any such restrictions until the conclusion of the pending declaratory action and class action discussed above. The Company’s request was granted by a local judge and later confirmed by the Superior Court of the State of Paraná by majority vote.

COPEL also filed a lawsuit before a State court (“2a. Vara da Fazenda Pública, Falências e Concordatas da Comarca de Curitiba”), processed under no. 950/2005, pleading the declaration of annulment of the agreements and the arbitration rulings. The defendants were subpoenaed on 30 September 2005.

Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. submitted a rebuttal, and the lawsuit was forwarded to the Public Prosecution Service for review and opinion. As of the date of these financial statements, no opinion has been issued by the Service.

Management, based on the opinion of its legal counsel, has not accrued any provisions in connection with these lawsuits, since it believes it is probable that they will be judged in favor of the Company.

27 Shareholders’ Equity

Share capital

As of 31 December 2005, COPEL’s paid-in share capital, represented by shares with no par value, was R$ 3,480,000. The different classes of shares and main shareholders are detailed below:

							In thousand of shares

Shareholders	Common		Class A preferred		Class B preferred		Total

		%		%		%		%
State of Paraná	85,028,464	58.6	-	-	-	-	85,028,464	31.1
Paraná Investimentos S.A.	134	-	-	-	13,639	-	13,773	-
Eletrobrás	1,530,775	1.1	-	-	-	-	1,530,775	0.6
BNDESPAR	38,298,775	26.4	-	-	27,282,007	21.3	65,580,782	24.0
Free float (Brazil)	16,111,629	11.1	120,312	29.8	70,687,484	55.1	86,919,425	31.7
Free float (ADS's)	3,447,455	2.4	-	-	30,099,406	23.5	33,546,861	12.3
Municipalities	184,295	0.1	14,716	3.6	-	-	199,011	0.1
Other shareholders	429,554	0.3	268,687	66.6	138,044	0.1	836,285	0.2

	145,031,081	100.0	403,715	100.0	128,220,580	100.0	273,655,376	100.0

Each share entitles its holder to one vote at the general shareholders’ meetings.

Class “A” preferred shares do not carry any voting rights, but they do enjoy priority in the reimbursement of capital and in the right to non-cumulative annual dividends of 10%, calculated proportionately to the capital represented by the shares of this class.

Class “B” preferred shares do not carry any voting rights, but they do enjoy priority in the distribution of minimum dividends, calculated as 25% of net income, adjusted in compliance with corporate legislation and with the Company’s by-laws. Class “B” shareholders have priority only over the common shareholders in the distribution of mandatory dividends, which shall only be paid out of the remaining net income after the payment of priority dividends to class “A” shareholders.

According to Article 17 and following paragraphs of Law 6,404/1976, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

d) Capital reserves

		Parent Company

	2005	2004
Donations and subsidies for investments	702	702
Recoverable Rate Deficit Account (CRC)	790,555	790,555
Other	26,036	26,036

	817,293	817,293

e) Income reserves

		Parent Company

	2005	2004
Legal reserve	209,821	184,702
Investment reserve	980,069	654,322

	1,189,890	839,024

The legal reserve is made of 5% of the net income for the fiscal year, before any distributions, limited to 20% of share capital.

The investment reserve is designed to cover the Company’s program of expenditures in property, plant, and equipment, pursuant to article 196 of the Corporate Law. It is funded by retaining any remaining net income for the fiscal year, after the legal reserve and interest on capital are assigned (item 4.3 of the Annual Report).

		Parent Company

	2005	2004
Net income for the fiscal year	502,377	374,148
Tax effects on COPEL for distributing interest on capital	(41,818)	(32,661)
Net income for the fiscal year net of tax effects of interest on capital	460,559	341,487
Theoretical legal reserve out of the above income	(23,028)	(17,074)
Basis for calculation of minimum dividends	437,531	324,413
Mandatory minimum dividends (25%)	109,383	81,103
Income tax withheld (IRRF) on interest on capital (1)	12,974	10,290
Adjusted minimum dividend, calculated in light of IRRF effects	122,357	91,393
Amount in excess of the mandatory minimum dividend	638	4,668
Suitable return on capital	122,995	96,061

(1)	Nin the share of interest on capital distributed to exempt shareholders, no income tax is charged, resulting in a 10.55% rate (10.71% in 2004).

Interest is recorded in Financial Expenses and, for the purposes of the financial statements, are shown as allocation of the net income for the fiscal year. In the statement of income, its reversion was made under a specific item in Financial Expenses, as required by CVM.

28 Operating Revenues

		Consolidated

	2005	2004
Power sales to final customers
Residential	1,856,980	1,651,363
Industrial	1,649,222	1,456,340
Commercial, services, and other activities	1,092,912	912,171
Rural	242,188	210,550
Public agencies	168,008	142,457
Public lighting	144,214	128,199
Public services	122,359	104,389
	5,275,883	4,605,469
Power sales to distributors
Initial contracts	39,642	36,550
Auction - CCEAR	435,588	-
Bilateral contracts	389,605	370,679
Electric Energy Trading Chamber - CCEE	85,102	38,627
	949,937	445,856
Availability of the power grid
Power grid - rate for the use of the distribution system (TUSD)	132,463	80,526
Basic Network - rate for the use of the transmission system (TUST)	135,361	129,079
Connection grid	172	161
	267,996	209,766
Revenues from telecommunications
Data communication and telecommunications services	57,075	41,434
	57,075	41,434
Piped gas distribution
Sales of natural gas	181,382	161,227
	181,382	161,227
Other operating revenues
Revenues from services	14,434	15,265
Leases and rents	45,970	45,527
Subsidy - CCC	14,832	11,687
Charged service	7,733	7,222
Other revenues	888	872
	83,857	80,573

	6,816,130	5,544,325

29 Deductions from Operating Revenues

		Consolidated

	2005	2004
Taxes and social contributions on revenues
COFINS	361,509	198,238
PASEP	79,883	42,385
VAT (ICMS)	1,373,494	1,175,935
ISSQN	1,351	1,205
	1,816,237	1,417,763
Customer charges
Global Reversal Reserve (RGR) quota	63,817	63,249
Emergency capacity charges	82,404	137,243
	146,221	200,492

Other deductions from revenues	136	296

	1,962,594	1,618,551

30 Power Purchased for Resale

		Consolidated

	2005	2004
Eletrobrás (Itaipu)	464,423	439,494
Cia, de Interconexão Energética - Cien	309,334	322,037
Furnas Centrais Elétricas S.A. - auction	174,447	-
Companhia Hidro Elétrica do São Francisco - auction	122,819	-
Other utilities - auction	87,139	-
Itiquira Energética S.A.	80,684	68,189
Dona Francisca Energética S.A.	48,443	44,112
Companhia Energética de São Paulo - auction	46,233	-
Power purchased for resale - passive Portion A (CVA)	43,175	-
Electric Energy Trading Chamber - CCEE	28,055	52,167
Foz do Chopin Energética Ltda.	23,530	21,785
Other utilities	8,048	16,099

	1,436,330	963,883

31 Payroll

		Parent Company		Consolidated

	2005	2004	2005	2004
Wages and salaries	3,715	3,300	414,364	347,701
Social charges on payroll	770	763	138,701	115,298
Meal assistance and education allowance	-	-	35,575	30,465
Labor indemnifications	-	-	2,669	1,893
Profit sharing (a)	-	-	32,294	18,319
(-) Transfers to construction in progress	-	-	(57,148)	(38,880)

	4,485	4,063	566,455	474,796

a) Profit sharing

Since 1996, the Company has been carrying out an employee profit sharing program, which is paid to the extent previously established operational and financial goals are met. Such sharing has been allocated as follows:

		Consolidated

	2005	2004
COPEL Generation	4,821	3,052
COPEL Transmission	4,441	2,788
COPEL Distribution	21,021	11,170
COPEL Telecommunications	1,485	939
COPEL Corporate Partnerships	232	168
Companhia Paranaense de Gás - Compagas	294	202

	32,294	18,319

Official Letter no. 01/2006-CVM/SNC/SEP, dated 22 February 2006, requires that any profit sharing not provided for under by-laws must be classified as an operating cost or expense.

32 Pension Plan and Healthcare Plan

The company’s subsidiaries offer retirement and pension plans (“Pension Plan”) and a medical and dental care plan (“Healthcare Plan”) to both current and retired employees and their dependents.

a) Pension plan

The current pension plan offered to employees originated in a defined benefit plan, which was turned into a defined contribution plan in 1998, called “Pension Plan III".

On that date, the proportional rights acquired by the participants on account of the change in plan generated a liability recognized and recorded in COPEL’s financial statements, as single sponsor of the plan, to be amortized in 240 monthly installments, due starting on 1 February 1999, restated according to the INPC index plus interest of 6% p.a..

With the constitution of COPEL’s wholly-owned subsidiaries on 1 July 2001, the balance of the debt related to the change in plan, restated until then, was transferred to these companies proportionally to each one’s workforce at the date of calculation of such liability, i.e., 31 December 1997, financed in 210 monthly installments, restated according to the INPC inflation index plus interest of 6% p.a., due as from 1 August 2001. To secure these contracts, the sponsors authorized Fundação COPEL to withhold balances in their checking accounts.

Due to the signature of these new individual agreements, the agreement between Fundação COPEL and the Parent Company, original sponsor, was terminated, and both parties were released from all rights and obligations thereunder, and the Company also became co-guarantor of any deficit resulting from granting benefits.

b) Healthcare plan

Until August 2001, medical assistance to employees and their dependants was provided directly by the Company, and managed by Fundação COPEL. At that time, the Parent Company and its subsidiaries set up a healthcare plan for their employees and dependants, named “Pró-Saúde Plan”, which is funded by monthly contributions by both parties, sponsors and employees, calculated according to actuarial criteria and to the applicable legislation.

c) CVM Instruction no. 371/2000 – Accounting for Employee Benefits

Since the pension plan liability in connection with the proportional rights of employees, resulting from the change in plan discussed above, had already been recorded since 1998 to comply with CVM Instruction no. 371/2000, in 2001 the Company and its subsidiaries adjusted the balance of this liability, in the amount of R$ 72,857, appraised at the time according to its historical value, and restated according to the contractual provisions minus the monthly amortizations made until then.

In the case of the Healthcare Plan, the Company's subsidiaries chose to recognize in advance the healthcare plan liability, on 1 July 2001, calculated according to the criteria set forth by CVM Instruction no. 371/2000, net of income tax and social contribution effects, in the amount of R$ 159,949, as a deduction off shareholders' equity.

To make the implementation of the Pró-Saúde Plan possible and to give it financial guarantees, the Company's wholly-owned subsidiaries made funds available, in an amount calculated by an actuary specifically hired by Fundação COPEL, which were offset against the liability recognized on 1 July 2001.

The consolidated and recognized amounts in the Balance Sheet as of 31 December 2001, under Post-Employment Benefits, are summarized below:

	Pension	Healthcare		Consolidated
	Plan	Plan		Total

			2005	2004
Totally or partially covered liabilities	2,050,038	433,172	2,483,210	2,387,929
Actuarial (gains) losses to be amortized	670,535	(53,342)	617,193	436,278
Plan's fair value	(2,407,368)	(100,736)	(2,508,104)	(2,156,525)
Total balance of actuarial liability	313,205	279,094	592,299	667,682
Unrecognized actuarial assets (liabilities)	(6,274)	33,731	27,457	(2,312)

	306,931	312,825	619,756	665,370

Current liabilities	119,344	13,558	132,902	124,783
Long-term liabilities	187,587	299,267	486,854	540,587

In 2005, the expenses with the pension and healthcare plan were:

	Pension	Healthcare
	Plan	Plan		Consolidated

			2005	2004
Post-employment period	26,574	51,429	78,003	118,147
Current employees	-	21,378	21,378	19,419

	26,574	72,807	99,381	137,566

The estimated costs for 2006 and 2005, according to the actuarial criteria of CVM Instruction no. 371/2000, for each plan are shown below:

	Pension	Healthcare		Consolidated
	Plan	Plan		Total

			2006	2005
Cost of current service	6,774	7,182	13,956	12,493
Estimated interest cost	369,279	52,728	422,007	378,960
Projected return on plan assets	(320,618)	(9,161)	(329,779)	(290,313)
Projected employee contributions	(28,667)	-	(28,667)	(25,731)
Amortization of gains and losses	24,434	-	24,434	-

	51,202	50,749	101,951	75,409

The actuarial assumptions applied to the calculation of liabilities and costs for 2006 and 2005 are shown below:

Consolidated

Economics
Inflation	5.05%
Projected rate of discount/return	11.35%
Wage increase	7.15%
Increase of medical costs	4.18%
Demographics
Death rate	AT - 49
Handicapped death rate	EX - IAPB
Handicapped rate	Light

33 Materials and Supplies

		Parent Company		Consolidated

	2005	2004	2005	2004
Fuel and vehicle parts	-	1	21,531	18,550
Materials for the electric system	-	-	18,723	15,637
Information technology equipment and supplies	-	-	3,484	3,003
Cafeteria supplies	-	-	3,438	3,145
Office supplies	-	3	2,380	1,128
Materials for civil construction	-	20	2,144	3,294
Safety supplies	-	-	1,932	1,588
Tools	-	-	1,482	1,401
Lodging supplies	-	-	1,246	1,089
Telecommunications	-	-	953	419
Other materials	5	6	5,152	5,208

	5	30	62,465	54,462

34 Raw Materials and Supplies for Power Generation

		Consolidated

	2005	2004
Natural gas for power generation	47,005	-
Fuels for power generation	14,832	12,038
Other supplies	233	233

	62,070	12,271

35 Natural Gas and Supplies for the Gas Business

		Consolidated

	2005	2004
Natural gas purchased for resale	142,129	278,336
Other supplies	165	219

	142,294	278,555

The acquired gas is used in Compagas’ operations.

36 Third-Party Services

		Parent Company		Consolidated

	2005	2004	2005	2004
Technical, scientific, and administrative consulting	1,935	2,173	22,032	29,479
Power grid maintenance	-	-	20,040	16,695
Postal services	9	-	16,728	14,159
Authorized and registered agents	-	-	15,322	12,563
Data processing and transmission	-	4	13,524	13,275
Telephone services	-	-	13,494	17,491
Administrative support services	126	176	11,589	10,215
Travel	289	653	8,359	8,406
Meter reading and bill delivery	-	-	7,672	6,896
Customer service	-	-	6,848	4,559
Security	-	-	6,813	5,829
Personnel training	96	133	5,531	4,902
Legal fees	1,317	69	4,234	752
Civil maintenance services	-	9	3,824	3,932
Facilities - services in "green areas"	-	-	3,321	2,596
Vehicles - maintenance and repairs	-	-	3,200	2,836
Management of franchisees	-	-	3,167	3,526
Auditing	2,328	362	3,074	1,399
Tree pruning	-	-	2,920	2,523
Telephone operator - corporate entity	-	-	2,631	3,263
Small lamp post -contractors	-	-	2,543	2,869
Upkeep of right of way areas	-	-	2,215	1,782
Advertising and publicity	208	801	2,208	2,531
Cargo shipping	-	-	1,893	1,748
Other services	141	256	13,961	18,567

	6,449	4,636	197,143	192,793

37 Regulatory Charges

		Consolidated

	2005	2004
Fuel Consumption Account - CCC	199,615	189,317
Financial compensation for the use of water resources	65,559	56,039
Inspection fee - ANEEL	11,785	8,523
Energy Development Account - CDE	152,707	104,604
Other	175	162

	429,841	358,645

38 Other Operating Expenses

		Parent Company		Consolidated

	2005	2004	2005	2004
R&D(1), EEP(2), ITDP(3) and NCTDF(4)	-	-	46,771	11,204
Leases and rents	109	136	15,932	16,416
Insurance	5	6	5,706	4,801
Donations, contributions, and subsidies	-	1,127	3,138	3,354
Provisions for contingencies	238	-	39,566	11,488
Provision for doubtful accounts - customers and
distributors (Note 7)	-	-	22,925	64,888
Provision (reversal) for doubtful accounts - third-party
services and other creditors	-	-	2,577	(901)
Advertisement - special campaigns	3,120	2,317	6,850	15,884
Own power consumption	-	-	5,139	4,106
Indemnifications	-	-	2,142	1,807
Concession charge - ANEEL granting	-	-	5,746	-
Reversal of VAT (ICMS) credit - Kandir Law	-	-	-	107,721
Recovery of expenses	(328)	(843)	(26,241)	(26,029)
General expenses	54	8	5,667	6,272

	3,198	2,751	135,918	221,011

(1) Research and development program
(2) Energy efficiency program
(3) Technnological and industrial development program
(4) National scientific and technological development fund

39 Financial Income (Losses)

		Parent Company		Consolidated

	2005	2004	2005	2004
Financial revenues
Income from financial investments	6,650	51	107,036	52,958
Interest and commissions	2,436	3,969	113,142	166,316
Penalties on overdue bills	-	-	68,897	52,037
SELIC interest rate on Portion A (CVA)	-	-	37,856	40,904
Interest on power generator reimbursement right	-	-	27,086	-
Monetary variations	39	-	18,862	115,451
Interest on taxes paid in advance	5,843	1,980	17,053	2,625
Other financial revenues	231	138	6,347	8,834
(-) Taxes and social contribution on financial revenues	-	(422)	-	(11,586)
	15,199	5,716	396,279	427,539
(-) Financial expenses
Interest on loans and financing	71,231	2,878	217,787	154,580
Contractual penalties - Compagas	-	-	190,940	81,509
Charges on transactions with derivatives (Note 43)	-	-	41,952	90,906
CPMF and IOF taxes	4,504	1,545	35,734	29,982
Interest on tax installments	12,045	3,823	13,940	3,822
Overdue tax penalties and other	256	5,376	15,470	17,614
SELIC interest rate on Portion A (CVA)	-	-	6,753	-
Monetary and exchange variations	8,769	1	(53,099)	7,991
Provision for federal taxes	-	7,000	-	26,000
Other financial expenses	859	2,276	5,287	6,315
	97,664	22,899	474,764	418,719

	(82,465)	(17,183)	(78,485)	8,820

40 Equity in Investees and Subsidiaries

		Parent Company		Consolidated

	2005	2004	2005	2004
Equity in the results of subsidiaries and investees
COPEL Generation	231,741	27,423	-	-
COPEL Transmission	151,526	147,544	-	-
COPEL Distribution	187,003	206,992	-	-
COPEL Telecommunications	5,749	(1,028)	-	-
COPEL Corporate Partnerships	58,772	39,201	-	-
Investees (a)	-	-	13,501	5,849
(-) COFINS/PASEP on interest on capital	(22,111)	(11,268)	(22,516)	(11,910)
	612,680	408,864	(9,015)	(6,061)
Dividends	355	594	355	594
Amortization of goodwill
Sercomtel S.A. Telecomunicações	-	-	(4,228)	(4,228)
Sercomtel Celular S.A.	-	-	(580)	(580)
	-	-	(4,808)	(4,808)

	613,035	409,458	(13,468)	(10,275)

a) Equity in the results of investees

	Net income (losses)		COPEL's		Consolidated
		of investee	stake	Equity in the results

	2005	2004	(%)	2005	2004
Sercomtel S.A. - Telecomunicações	(633)	(18,029)	45.00	(285)	(10,759)
Sercomtel Celular S.A.	(4,649)	3,097	45.00	(2,092)	1,394
Dominó Holdings S.A.	63,907	67,802	15.00	9,519	10,170
Escoelectric Ltda.	(2,473)	305	40.00	(222)	(711)
Copel Amec S/C Ltda.	198	43	48.00	95	21
Dona Francisca Energética S.A.	11,597	2,495	23.03	-	-
Carbocampel S.A.	(55)	(28)	49.00	(27)	(14)
Braspower International Engineering S/C Ltda	(263)	(324)	49.00	-	(381)
Centrais Eólicas do Paraná Ltda.	671	809	30.00	201	243
Foz do Chopim Energética Ltda.	17,647	16,454	35.77	6,312	5,886
UEG Araucária Ltda.	(57,151)	(60,248)	20.00	-	-

				13,501	5,849

The Company has been recording the results of the appraisal of its investments under the equity method, limited to the value of its interest in each investee.

Based on the balance sheets as of 31 December 2005 of investee Sercomtel S.A. Telecomunicações, audited by PriceWaterhouseCoopers Independent Auditors – paragraph 5, report dated 24 February 2006, the Company recognized an equity method loss of R$ 8,103, of which R$ 222 were recorded in 2005, and R$ 7,881, in 2004. This amount refers to the equity loss by COPEL arising from investments made by Sercomtel in other companies, which recorded provisions for unsecured liabilities.

41 Electric Energy Trading Chamber (CCEE)

MAE has ceased its operations, and as a consequence its activities, assets, and liabilities were absorbed by the new Electric Energy Trading Chamber (CCEE) on 12 November 2004.

CCEE was constituted as a private corporate entity subject to ANEEL regulation and inspection.

COPEL has not recognized as actual and final the data concerning the sale of electric energy by COPEL Distribution on the Wholesale Energy Market (MAE) in 2000, 2001, and the first quarter of 2002. Such data, which are used in the MAE accounting, were calculated according to criteria and amounts that take into account decisions by the Regulatory Agency contained in ANEEL Ruling no. 288/2002 and in ANEEL Resolution no. 395/2002, which have been challenged by the Company both administratively and judicially.

On 16 July 2002, the Company and COPEL Distribution filed a lawsuit pleading a preliminary injunction to suspend: a) the effects of ANEEL Ruling no. 288/2002, ordering ANEEL to refrain from taking any measures that result in changes to the figures in the accounting for 2000, 2001, and the first quarter of 2002, carried out by MAE on 13 March 2002 or, if any other accounting has already been made, that its effects be suspended; and b) the effects of article 1, first paragraph, of ANEEL Resolution no. 395/2002.

On final ruling, the plaintiffs plead for: a) a declaration of inapplicability of ANEEL Ruling no. 288 and, in the event a new accounting has been made, that it be declared null and void; b) the sentencing of ANEEL, to have it refrain from taking any measures that result in changes to the figures in the accounting for 2000, 2001, and the first quarter of 2002, carried out by MAE on 13 March 2002; c) the declaration of inapplicability of article 1, first paragraph, of ANEEL Resolution no. 395/2002 to both companies; and d) the sentencing of ANEEL to payment of reparations for the damages caused, to be calculated at the time of settlement of such sentence.

On 7 August 2002, the request for preliminary injunction was rejected, so that on 13 August 2002, the companies filed an interlocutory appeal to suspend the ruling that rejected the preliminary injunction.

On 27 August 2002, the Company was granted a favorable preliminary injunction by the 1st District Federal Court suspending the settlement of the amounts determined by ANEEL Ruling no. 288 and ANEEL Resolution no. 395.

On 9 September 2002, ANEEL filed for reconsideration of the ruling in favor of the suspension, which was rejected. On 2 November 2002, COPEL filed a petition before the Superior Court of Justice with an attached copy of such ruling. On 29 August 2003, the lawsuit was submitted to the presiding judge for trial. No ruling has been issued as of the date of these financial statements.

The Company’s claim is mostly based on the fact that the Ruling and Resolution discussed above were applied retroactively to the date of the operations, especially as regards the partial sale of COPEL’s share of Itaipu energy on the Southern and Southeastern submarkets to meet free energy bilateral supply agreements during the rationing period in 2001, when there was a significant discrepancy in the prices for short-term energy between the markets. As of 31 December 2005, the estimated amount of discrepancies in calculation was approximately R$ 610,000, which has not been recognized by the Company as a liability for spot market energy.

Based on the opinion of its legal counsel, Management considers it possible that the final rulings in these lawsuits will be favorable to the Company.

The accumulated balances of transactions carried out by the Company are:

	COPEL	COPEL	Elejor
	Generation	Distribution			Consolidated

				2005	2004
Current assets (Note 6)
Up to December 2004	98	-	-	98	11,725
From October to December 2005	7,228	3,516	176	10,920	-
	7,326	3,516	176	11,018	11,725

Changes in spot-market energy amounts (CCEE) in 2005 are shown below:

	Amount to			Amount to be
	be settled	Settlement	Appropriation	settled

	31.12.2004			31.12.2005
Current assets (Note 6)
Up to December 2004	11,725	(11,862)	235	98
From January through March 2005	-	(4,086)	4,086	-
From April through June 2005	-	(22,828)	22,828	-
From July through September 2005	-	(25,751)	25,751	-
From October through December 2005	-	(17,812)	28,732	10,920
	11,725	(82,339)	81,632	11,018
(-) Current liabilities
From January through March 2005	-	(4,631)	4,631	-
From April through June 2005	-	(22,018)	22,018	-
From July through September 2005	-	(422)	422	-
From October through December 2005	-	(1,509)	1,509	-
	-	(28,580)	28,580	-

Net total	11,725	(53,759)	53,052	11,018

On 24 June 2003, MAE issued a statement approving the new schedule for the settlement of the remaining 50% of transactions carried out from December 2000 to December 2002. This settlement took place on 3 July 2003, and the previously agreed dates for the settlement of transactions carried out in October, November, and December 2002 were maintained, i.e., 7 July 2003, 10 July 2003, and 17 July 2003, respectively.

The long-term energy amounts may be subject to change depending on the outcome of ongoing lawsuits, filed by certain companies in the sector and by COPEL itself, concerning the interpretation of the market rules currently in effect. These companies, which were not included in the area covered by rationing, were granted a preliminary injunction that voids ANEEL Ruling no. 288, dated 16 May 2002, the purpose of which was to clarify to the electric utilities the meaning and the application of certain MAE accounting rules included in the General Agreement of the Electric Energy Sector.

42 Reconciliation of the Provision for Income Tax and Social Contribution

The reconciliation of the provision for income tax (IRPJ) and social contribution (CSLL), calculated at the applicable rates, with the amounts recorded in the statement of income is shown below:

	Parent Company		Consolidated

	2005	2004	2005	2004
Income (losses) before IRPJ and CSLL	494,175	379,243	717,001	593,824
IRPJ and CSLL (34%)	(168,020)	(128,942)	(243,779)	(201,900)
Tax effects on:
Interest on capital	41,818	32,661	41,818	32,661
Dividends	121	202	121	202
Equity in the results of investees	134,553	101,431	4,590	1,989
Excess private pension plan contribution	-	-	(4,274)	(22,501)
Other	(270)	(10,447)	3,324	(8,884)
Tax effects on:
IRPJ and CSLL (34%)	8,202	(5,095)	(198,200)	(198,433)

IRPJ = income tax
CSLL = Social contribution on net income

43 Financial Instruments

Company management, through a policy of derivatives, has carried out currency hedge transactions in order to ensure some protection against the effects of foreign exchange fluctuations on US dollar-denominated liabilities.

The book value of this financial instrument was settled on 29 April 2005, restated according to the contractual rates. The realized loss due to the negative result of these transactions, in the amount of R$ 166,582, is recorded in financial expenses (R$ 41,952 in the first half of 2005; R$ 90,906 in 2004; and R$ 33,724 in 2003).

44 Related-Party Transactions

COPEL has carried out several transactions with unconsolidated related parties, including the sale of electric energy to final customers, at rates approved by ANEEL, resulting in billed amounts which are not material for purposes of disclosure. All other transactions were carried out under terms and conditions similar to those regularly agreed on the market.

The main balances of related party transactions in COPEL’s balance sheet are:

Related party	Nature of operation	Consolidated

		2005	2004
Current assets
Braspower I. Engineering S/C Ltda.	Transfer of employees	992	982
Government of the State of Paraná	Transfer of employees	1,076	1,154
Government of the State of Paraná	CRC (Note 10)	31,803	29,459
Sercomtel S.A. Telecomunicações	Lease of fiber optics	-	89

Long-term receivables
Foz do Chopim Energética Ltda.	Loan agreement (Note 16)	35,357	33,476
Government of the State of Paraná	CRC (Note 10)	1,150,464	1,167,945

Current liabilities
BNDES	Financing for machinery, construction, facilities,
	and services (Note 19)	6,376	6,285
Centrais Eólicas do Paraná Ltda.	Purchase of power	2,651	1,357
Dona Francisca Energética S.A.	Purchase of power (Note 21)	4,182	30,517
	Reimbursement of salaries
Dutopar Participações Ltda.	of transferred employees	76	120
Eletrobrás	Financing (Note 19)	52,248	46,356
Eletrobrás (Itaipu)	Purchase of power (Note 21)	77,921	62,736
Foz do Chopim Energética Ltda.	Purchase of power (Note 21)	69,244	44,878
Petrobras Gás S.A	Purchase of gas for resale (note 21)	16,586	371,134
	Reimbursement of salaries
Petrobras Gás S.A	of transferred employees	29	28

Long-term liabilities
BNDES	Financing for machinery, construction, facilities,
	and services (Note 19)	31,939	34,629
Eletrobrás	Financing (Note 19)	313,004	355,884
Eletrobrás	Restatement of Elejor shares to be repurchased
	from Eletrobrás (Note 19)	33,377	-
Petrobras Gás S.A	Purchase of gas for resale (note 21)	268	-

The main balances of related party transactions in COPEL’s statement of income are:

Related party	Nature of operation	Consolidated

		2005	2004
Gross revenues from sales and services
Sercomtel S.A. Telecomunicações	Lease of fiber optics	835	1,557

Power purchased for resale
Centrais Eólicas do Paraná Ltda.	Purchase of power	1,043	964
Dona Francisca Energética S.A.	Purchase of power (Note 30)	43,175	-
Eletrobrás (Itaipu)	Purchase of power (Note 30)	464,423	439,494
Foz do Chopim Energética Ltda.	Purchase of power (Note 30)	23,530	21,785

Payroll
	Reimbursement of salaries
Dutopar Participações Ltda.	of transferred employees	812	700
	Reimbursement of salaries
Petrobras Gás S.A	of transferred employees	315	292

Natural gas and supplies for the gas business
Petrobras Gás S.A	Natural gas purchased for resale (Note 35)	142,129	278,336

Other operating expenses
Braspower I,Engineering S/C Ltda.	Recovery of expenses with employee transfers	(441)	(370)
Government of the State of Paraná	Recovery of expenses with employee transfers	(367)	(109)

Financial revenues
Foz do Chopim Energética Ltda.	Income under loan agreement	2,519	3,034
Government of the State of Paraná	Income from CRC	90,765	198,278

Financial expenses
BNDES	Financing for Jordão River Diversion	409	1,198
BNDES	Financing for machinery, construction, facilities
	and services	4,532	5,649
Centrais Eólicas do Paraná Ltda.	Penalty under power purchase agreement	419	169
Dona Francisca Energética S.A.	Penalty under power purchase agreement	-	739
Foz do Chopim Energética Ltda.	Penalty under power purchase agreement	836	3,898
Eletrobrás	Charges on financing	32,163	42,480

The balances of transactions between the Company and its wholly-owned subsidiaries are shown in note 16.

BNDES - BNDES Participações S.A. - BNDESPAR holds 26.4% of the Company’s common shares and has the right to appoint two members of the Board of Directors. BNDESPAR is a wholly-owned subsidiary of BNDES, with which the Company has financing agreements, described in Note 19. These agreements resulted in financial expenses of R$ 4,941 in 2005 (R$ 6,847 in 2004).

Braspower International Engineering S/C Ltda. - The Company transferred employees to Braspower and recorded as recovery of expenses the amounts of R$ 441 in 2005 and R$ 370 in 2004, with an outstanding receivable balance in 2005 of R$ 992 (R$ 982 in 2004).

Centrais Eólicas do Paraná Ltda. - the Company has a power purchase agreement with Centrais Eólicas do Paraná Ltda., which in 2005 amounted to R$ 1,043 (R$ 964 in 2004), with an outstanding payable balance on 31 December 2005 of R$ 2,651 (R$ 1,357 in 2004). The Company also recorded a fine under the power purchase agreement in the amount of R$ 419 (R$ 169 in 2004).

Dona Francisca Energética S.A. - The Company became guarantor of the loans signed by its indirect affiliate Dona Francisca Energética S.A. with the National Economic and Social Development Bank (BNDES) (joint debtor), and with Bradesco (joint debtor) in the amounts (as of 31 December 2005) of R$ 57.630 and R$ 33,384, respectively.

The Company has a power purchase agreement with Dona Francisca Energética which in 2005 amounted to R$ 48,443 (R$ 44,112 in 2004), with an outstanding payable balance on 31 December 2005 of R$ 4,182 (R$ 30,517 in 2004). The Company also recorded a fine under the power purchase agreement in the amount of R$ 739 in 2004.

Dutopar Participações Ltda. - Dutopar is a shareholder of Compagas, to which it transferred employees, accounted for under "Personnel", in the amount of R$ 812 (R$ 700 in 2004), with an outstanding payable balance on 31 December 2005 of R$ 76 (R$ 120 in 2004).

Eletrobrás – Eletrobrás holds 1.1% of the Company’s common shares; COPEL, in turn, has obtained financing from Eletrobrás, described in Note 19. Financial expenses on such financing amounted to R$ 32,163 (R$ 42,480 in 2004).

The Company has a power purchase agreement with Eletrobrás (Itaipu) which in 2005 amounted to R$ 464,423 (R$ 439,494 in 2004), with an outstanding payable balance on 31 December 2005 of R$ 77,921 (R$ 62,736 in 2004).

Eletrobrás holds some preferred shares of Elejor. Such stake shall be reacquired in 32 consecutive quarterly installments, starting in the 24th month from the beginning of commercial operation of the project, which will take place after the last generating unit enters operation, scheduled for 31 August 2006. Thus, the first payment may be expected in August 2008, restated according to the IGP-M/FGV index between the date the shares were paid in and the actual payment date, plus interest of 12% p.a. (Note 19).

Foz do Chopim Energética Ltda. - The Company has a loan agreement with Foz do Chopim Energética Ltda., described in Note 16, which resulted in R$ 2,519 (R$ 3,034 in 2004) in financial income.

The Company has a power purchase agreement with Foz do Chopim Energética which in 2005 amounted to R$ 23,530 (R$ 21,785 in 2004), with an outstanding payable balance on 31 December 2005 of R$ 69,244 (R$ 44,878 in 2004). The Company also recorded a fine under the power purchase agreement in the amount of R$ 836 (R$ 3,898 in 2004).

Government of the State of Paraná – The Company has a CRC credit owed by the Government of the State of Paraná, described in Note 10, which resulted in financial income in 2005 of R$ 90,765 (R$ 198,278 in 2004).

- The Company transferred employees to the Government of the State of Paraná and recorded as recovery of expenses the amounts of R$ 367 in 2005 and R$ 109 in 2004, with an outstanding receivable balance in 2005 of R$ 1,076 (R$ 1,154 in 2004).

Sercomtel S.A. Telecomunicações – The Company rents fiber optics to Sercomtel S.A. Telecomunicações and recorded as rental income in 2005 the amount of R$ 835 (R$ 1,557 in 2004), with an outstanding receivable balance on 31 December 2004 of R$ 89.

Petrobras Gás S.A. – Petrobras Gás S.A. is a shareholder of Compagas, to which it transferred employees, accounted for under "Personnel", in the amount of R$ 315 (R$ 292 in 2004), with an outstanding payable balance on 31 December 2005 of R$ 29 (R$ 28 in 2004).

Compagas has a gas purchase agreement with Petrobras Gás S.A. which in 2005 amounted to R$ 142,129 (R$ 278,336 in 2004), with an outstanding payable balance on 31 December 2005 of R$ 16,584 (R$ 371,134 in 2004).

UEG Araucária Ltda. - The Company has signed a capacity purchase agreement with UEG Araucária. The validity of this agreement is the subject of pending litigation between the parties (Note 21.a).

45 Insurance

The types of risk coverage and the term of the Company’s main insurance policies are shown below:

	Expiration	Consolidated
Policy	date	Insured amount

Specified risks (a)	8/24/2006	1,523,082
Fire - Company-owned and rented facilities (b)	8/24/2006	265,929
Civil liability - COPEL (c)	8/24/2006	5,780
Civil liability - Compagas (c)	8/15/2006	3,600
Engineering risks - COPEL (d)	8/24/2006	purchased before risk event
Engineering risks - Elejor (e)	7/3/2007	395,195
Domestic and international transport - export and import (f)	8/24/2006	purchased before risk event
Domestic transport - Elejor (f)	12/31/2005	purchased before risk event
International import transport - Elejor (f)	11/11/2006	purchased before risk event
Multi-risk (g)	8/13/2006	1,000
Multi-risk (g)	9/20/2006	500
Vehicles (h)	3/20/2006	market value
Miscellaneous risks (i)	2/28/2006	5,013
Court guarantee (j)	2/5/2006	7,200
Concession agreement guarantee (k)	5/31/2006	5,595
Performance bond (l)	4/29/2006	46,410
Contract advance guarantee (m)	10/16/2006	7,189
Performance bond - general contractor (n)	12/31/2006	94,350

a) Insurance against specified risks

This policy covers substations and power plants, listing their main equipment and respective insured amounts. It provides basic coverage against fire, lightning strikes, explosions of any kind, and additional coverage against potential electrical damage, miscellaneous risks, and risk to electronics and computers.

b) Fire insurance

This policy covers both Company-owned and rented facilities and part of their contents. It ensures payment of reparations to the insurance holder or property owner for the damages resulting from basic fire hazards, lightning strikes, and explosions of any kind, plus additional coverage against windstorms.

c) Civil liability insurance

This insurance provides coverage against liability for involuntary damages, bodily and/or material and/or moral, caused to third-parties as a result of the Company’s commercial and/or industrial operations.

d) Insurance against engineering risks - COPEL

This insurance provides coverage against risks of installation, assembly, disassembly, and testing of new equipment, particularly at COPEL’s substations and power plants. Policies are purchased before each each risk event, according to the occurrence and need for coverage against risks of carrying out engineering services.

e) Insurance against engineering risks - Elejor

This insurance provides coverage against the risks of the construction of the Santa Clara and Fundão Complex power plants, owned by Elejor. The policy provides coverage against all risks (all legally insurable risks), including losses and projected profits.

f) Transport insurance

This insurance provides coverage against damages caused to products transported by any appropriate means within the domestic marketplace and during import and export operations to and from foreign markets. Policies are purchased before each risk event, and are basically used to cover the transport of electrical, electronic, and telecommunications equipment.

g) Multi-risk insurance

This policy comprises the assets of Compagas and provides coverage against potential damages caused by fire, lighting strikes, explosions, electrical malfunctions, risks to electronic equipment, windstorms, smoke, and theft or aggravated larceny.

h) Vehicle insurance

This insurance covers the payment of reparations of damages suffered and expenses incurred as a result of risks to which Compagas’ fourteen insured vehicles are subject. It provides basic coverage for the vehicles and additional and optional civil liability coverage against material, bodily, and moral damages caused to third-parties. Coverage limits for damages to third-parties are R$ 150 for material damages and R$ 300 for bodily damages, for each vehicle.

i) Insurance against miscellaneous risks

This policy covers all movable property of Elejor as well as equipment rented or leased by the company in connection with the construction of the Santa Clara and Fundão Power Plants.

j) Court guarantee

This insurance covers the settlement of final rulings in lawsuits against Compagas. It has the same standing as a judicial bond, replacing judicial deposits in cash, attachment of assets, and bank guarantees.

k) Concession agreement guarantee

An insurance purchased by Elejor to guarantee exclusively to ANEEL that the Fundão Hydroelectric Power Plant, a project to exploit the hydraulic power potential on the Jordão River, in the towns of Foz do Jordão and Pinhão, in the State of Paraná, will be undertaken, as well as the respective transmission facilities required by the Generating Facility.

l) Performance bond

An insurance purchased by Consórcio Construtor Complexo Jordão to guarantee exclusively to the insured party Elejor the full construction of the Fundão-Santa Clara Power Complex, located on the Jordão River, in the towns of Candói and Pinhão, in the State of Paraná, comprising the Santa Clara Hydroelectric Power Plant and the Fundão Hydroelectric Power Plant, both with minimum installed capacity of 119 MW.

m) Contract advance guarantee

An insurance purchased by Construtora Triunfo S.A. to guarantee exclusively that the advance payment made by the insured party Elejor be used in the implementation of the Fundão Hydroelectric Power Plant.

n) Performance bond – general contractor

An insurance purchased by Elejor to guarantee to insured party BNDES a reparation, up to the amount set forth in the policy, of damages resulting from breach of contract, in connection with the obligations under the Private Agreement for the 1st Private Issue of Debentures by Elejor, dated 25 April 2005, as regards the completion of construction work and the commercial operation of the Fundão Hydroelectric Power Plant.

This performance bond is aimed at companies which, being under contract, are bound to guarantee to its customers that such contracts, as far as pricing and deadlines and other specifications, will be performed in full. Public agencies within the direct or indirect public administration may also, pursuant to Law no. 8,666/93 and to Law no. 8,883/94, receive insurance policies as guarantee from its suppliers of goods and services, contractors, and public tender participants.

This type of insurance is designed to guarantee full performance of a contract. It does not cover damages but rather liabilities for breach of contract, and it is a form of contractual guarantee provided for by Brazilian law, which may replace bank guarantees, cash bonds, or government bonds.

46 Wholly-Owned Subsidiaries

Shown below are the financial statements as of 31 December 2005 and 2004 of COPEL’s wholly-owned subsidiaries COPEL Generation (GER), COPEL Transmission (TRA), and COPEL Distribution (DIS):

ASSETS	GER		TRA		DIS
	2005	2004	2005	2004	2005	2004

Current Assets
Cash in hand	649,277	360,440	2,594	73,105	332,272	61,698
Customers and distributors, net	159,845	235,251	58,876	42,938	721,568	650,360
Services to third parties, net	1,114	1,970	85	95	67	241
Construction in progress	3,387	880	3,871	3,044	3,584	406
CRC transferred to the State Government of Paraná	-	-	-	-	31,803	29,459
Taxes and social contributions paid in advance	11,955	37,520	9,979	9,088	97,789	64,552
Account for compensation of Portion A	-	-	-	-	128,187	197,162
PIS/PASEP - COFINS Regulatory Asset	-	-	13,876	-	30,000	-
Inventories	51	14	9,387	9,485	21,371	18,162
Collaterals and escrow deposits	22,442	4,631	-		21,199	4,310
Other receivables	6,587	7,035	3,977	4,037	15,491	8,652
	854,658	647,741	102,645	141,792	1,403,331	1,035,002
Long-Term Receivables
Customers and distributors	140,840	26,692	-	-	73,094	73,124
CRC transferred to the State Government of Paraná	-	-	-	-	1,150,464	1,167,945
Taxes and social contributions	57,992	49,352	36,214	36,769	268,318	288,582
Judicial deposits	6,807	5,162	16,220	12,899	59,805	45,003
PIS/PASEP - COFINS Regulatory Asset	-	-	-	19,179	8,559	111,246
Account for compensation of Portion A	-	-	10,928	-	32,680	61,247
Account for compensation of Portion A	-	-	5,643	5,639	21,397	21,381
Subsidiaries, investees, and parent company	37,829	519,096	-	80,448	-	-
Other receivables	4,586	3,929	56	56	9,072	15,164
	248,054	604,231	69,061	154,990	1,623,389	1,783,692
Permanent Assets
Investments	4,150	4,150	2,257	2,257	419	404
Property, plant, and equipment	2,922,280	3,002,469	1,116,262	995,554	1,098,837	1,095,254
	2,926,430	3,006,619	1,118,519	997,811	1,099,256	1,095,658

Total assets	4,029,142	4,258,591	1,290,225	1,294,593	4,125,976	3,914,352

LIABILITIES AND SHAREHOLDERS' EQUITY	GER		TRA		DIS
	2005	2004	2005	2004	2005	2004

Current Liabilities
Loans and financing	54,957	467,320	17,126	18,407	20,794	22,375
Debentures	-	-	-	-	57,220	156,620
Suppliers	818,528	527,915	6,179	6,075	432,295	466,185
Taxes and social contributions	31,722	11,409	35,250	28,236	197,481	203,474
Interest on capital	75,471	130,254	69,217	132,434	-	-
Payroll and labor provisions	17,897	14,464	16,067	13,242	67,213	50,975
Post-employment benefits	26,188	24,478	25,617	24,136	74,800	70,601
Account for compensation of Portion A	-	-	-	-	65,664	-
Regulatory charges	15,588	15,297	1,065	1,806	24,111	47,018
Transactions with derivatives	-	124,629	-	-	-	-
Other accounts payable	9,428	816	4,793	657	86,352	19,468
	1,049,779	1,316,582	175,314	224,993	1,025,930	1,036,716
Long-Term Liabilities
Loans and financing	353,930	427,992	81,287	105,744	102,091	131,296
Debentures	-	-	-	-	562,902	457,407
Provisions for contingencies	64,321	38,523	41,977	29,307	98,168	120,133
Debt to related parties	-	-	3,400	-	173,944	171,388
Suppliers	889	889	-	-	284,903	239,774
Taxes and social contributions	-	-	3,716	6,521	24,562	64,933
Post-employment benefits	91,819	104,073	80,803	92,833	296,058	322,562
Account for compensation of Portion A	-	-	-	-	24,912	-
Regulatory charges	-	1,588	-	-	-	-
	510,959	573,065	211,183	234,405	1,567,540	1,507,493
Shareholders' Equity
Share capital	2,338,932	2,338,932	751,989	751,989	1,607,168	1,607,168
Income reserves	129,472	30,012	151,739	83,206	-	-
Accrued losses				-	(74,662)	(237,025)
	2,468,404	2,368,944	903,728	835,195	1,532,506	1,370,143

Total liabilities and shareholders' equity	4,029,142	4,258,591	1,290,225	1,294,593	4,125,976	3,914,352

STATEMENT OF INCOME	GER		TRA		DIS
	2005	2004	2005	2004	2005	2004

Operating Revenues
Power sales to final customers	98,435	37,319	-	-	5,181,156	4,571,013
Power sales to distributors	1,153,658	972,042	-	-	128,330	174,962
Charges for the use of the power grid	-	-	388,829	367,291	133,792	80,526
Other operating revenues	21,470	15,715	1,721	2,273	62,486	63,439
Deductions from operating revenues	(148,642)	(88,113)	(39,508)	(22,104)	(1,720,759)	(1,459,364)
Net Operating Revenues	1,124,921	936,963	351,042	347,460	3,785,005	3,430,576
Operating Expenses
Power purchased for resale	(77,204)	(75,727)	-	-	(1,723,028)	(1,589,304)
Charges for the use of the power grid	(127,108)	(59,606)	-	-	(655,766)	(489,597)
Payroll and pension and healthcare plans	(102,299)	(97,406)	(90,076)	(86,966)	(431,367)	(389,052)
Materials and supplies	(6,914)	(6,420)	(5,080)	(5,309)	(47,608)	(41,206)
Raw materials and supplies for power generation	(132,561)	(248,496)	-	-	-	-
Third-party services	(44,385)	(45,310)	(14,469)	(12,961)	(153,548)	(153,804)
Depreciation and amortization	(102,638)	(101,311)	(38,594)	(36,546)	(152,287)	(142,275)
Regulatory charges	(67,784)	(63,578)	(2,879)	(1,078)	(357,743)	(293,827)
Taxes and social contributions	(1,912)	(1,589)	(1,694)	(1,921)	(15,985)	(4,814)
Other operating expenses	(39,461)	(4,210)	(8,452)	(14,462)	(72,029)	(195,237)
	(702,266)	(703,653)	(161,244)	(159,243)	(3,609,361)	(3,299,116)
Result of Operations	422,655	233,310	189,798	188,217	175,644	131,460
Financial Income (Losses)
Financial revenues	101,575	40,849	4,715	8,881	239,093	347,402
Financial expenses	(237,928)	(235,006)	(1,160)	(11,029)	(129,323)	(141,326)
	(136,353)	(194,157)	3,555	(2,148)	109,770	206,076
Operating Income	286,302	39,153	193,353	186,069	285,414	337,536
Non-Operating Income (Losses)	(4)	456	(332)	(744)	(10,494)	(6,291)
Income before taxes	286,298	39,609	193,021	185,325	274,920	331,245
Income tax and social contribution	(54,557)	(12,186)	(41,495)	(37,781)	(87,917)	(124,253)
Net income for the period	231,741	27,423	151,526	147,544	187,003	206,992

Shown below are the financial statements, reclassified for purposes of standardizaton of the chart of accounts, as of 31 December 2005 and 2004 of COPEL's wholly-owned subsidiaries COPEL Telecommunications (TEL) and COPEL Corporate Partnerships (PAR), in addition to subsidiaries Compagas (COM) and Elejor (ELE):

ASSETS	TEL		PAR		COM		ELE
	2005	2004	2005	2004	2005	2004	2005	2004

Current Assets
Cash in hand	7,058	193	4,424	316	32,449	20,204	88,109	13,856
Customers and distributors, net	-	-	-	-	39,416	391,322	6,585	-
Services to third parties, net	8,463	3,406	-	-	-	-	-	-
Dividends receivable	-	-	7,653	7,753	-	-	-	-
Construction in progress	-	-	230	231	-	-	-	-
Taxes and social contributions paid in advance	2,374	3,240	10,685	3,569	731	2	745	59
Collaterals and escrow deposits	-	-	-	-	105	282	-	-
Inventories	5,176	2,609	-	-	605	363	-	-
Other receivables	596	411	80	80	753	1,997	3,646	5,862
	23,667	9,859	23,072	11,949	74,059	414,170	99,085	19,777
Long-Term Receivables
Customers and distributors	-	-	-	-	-	886	-	-
Taxes and social contributions paid in advance	10,480	11,772	7,686	6,068	2,470	2,487	-	-
Judicial deposits	289	234	-	-	-	-	2	-
Subsidiaries, investees, and parent company	-	-	178,506	216,926	-	-	-	-
Other receivables	-	-	1,694	1,694	49	52	1,118	2,171
	10,769	12,006	187,886	224,688	2,519	3,425	1,120	2,171
Permanent Assets
Investments	-		511,353	491,802	2	2	-	-
Property, plant, and equipment	182,222	185,364	151	198	119,852	115,458	551,687	336,263
Deferred assets	-	-	-	-	5,375	4,996	-	-
	182,222	185,364	511,504	492,000	125,229	120,456	551,687	336,263

Total assets	216,658	207,229	722,462	728,637	201,807	538,051	651,892	358,211

LIABILITIES AND SHAREHOLDERS' EQUITY	TEL		PAR		COM		ELE
	2005	2004	2005	2004	2005	2004	2005	2004

Current Liabilities
Loans and financing	-	-	-	-	6,376	6,295	-	-
Debentures	-	-	-	-	-	-	23,232	-
Suppliers	2,032	1,945	52	35	17,338	371,494	9,596	15,814
Taxes and social contributions	2,655	1,102	4,453	3,241	10,647	10,807	1,111	133
Interest on capital	916	916	61,526	38,029	7,755	10,296	154	-
Payroll and labor provisions	5,248	4,310	875	736	862	620	68	41
Post-employment benefits	6,146	5,409	149	142	-	-	-	-
Regulatory charges	15	14	-	-	-	-	501	-
Other accounts payable	170	25	268	1,791	538	1,712	5,986	167
	17,182	13,721	67,323	43,974	43,516	401,224	40,648	16,155
Long-Term Liabilities
Loans and financing	-	-	-	-	31,939	37,835	33,377	-
Debentures	-	-	-	-	-	-	263,623	-
Provisions for contingencies	753	682	-	-	-	-	-	-
Debt to related parties	67,244	64,109	249,257	309,763	-	-	178,506	216,917
Suppliers	-	-	-	-	267	-	-	-
Taxes and social contributions	-	-	-	-	8,957	6,955	-	-
Post-employment benefits	16,755	19,742	507	654	912	723	-	-
	84,752	84,533	249,764	310,417	42,075	45,513	475,506	216,917
Shareholders' Equity
Share capital	120,650	120,650	330,718	330,718	50,012	39,648	113,800	106,700
Capital reserves	701	701	-	-	-	-	21,443	18,439
Income reserves	-	107	74,657	43,528	66,204	51,666	495	-
Accrued losses	(6,627)	(12,483)	-	-	-	-	-	-
	114,724	108,975	405,375	374,246	116,216	91,314	135,738	125,139

Total liabilities and shareholders' equity	216,658	207,229	722,462	728,637	201,807	538,051	651,892	358,211

STATEMENT OF INCOME	TEL		PAR		COM		ELE
	2005	2004	2005	2004	2005	2004	2005	2004

Operating Revenues
Telecommunications revenues	83,567	69,963	-	-	-		-
Power sales to distributors	-	-	-	-	-	-	31,851	-
Distribution of piped gas	-	-	-	-	253,510	397,118	-	-
Other operating revenues	-	2	-	-	55	163	-	-
Deductions from operating revenues	(11,319)	(10,238)	-	-	(42,392)	(38,733)	(1,163)	-
Net Operating Revenues	72,248	59,727	-	-	211,173	358,548	30,688	-
Operating Expenses
Charges for the use of the power grid	-	-	-	-	-	-	(2,549)	-
Payroll and pension and healthcare plans	(26,825)	(26,222)	(4,754)	(4,004)	(5,518)	(4,429)	(438)	-
Materials and supplies	(2,571)	(1,286)	(7)	(10)	(241)	(201)	(39)	-
Natural gas for resale and supplies	-	-	-	-	(142,294)	(278,555)	-	-
Third-party services	(5,371)	(5,739)	(378)	(446)	(3,263)	(2,576)	(1,767)	-
Depreciation and amortization	(26,495)	(24,252)	(39)	(44)	(5,119)	(4,482)	(3,735)	-
Regulatory charges	(175)	(162)	-	-	-	-	(1,260)	-
Taxes and social contributions	(102)	(79)	(70)	(56)	(125)	(194)	(22)	-
Other operating expenses	(2,687)	(2,927)	(93)	70	(2,631)	(1,361)	(7,008)	-
	(64,226)	(60,667)	(5,341)	(4,490)	(159,191)	(291,798)	(16,818)	-
Result of Operations	8,022	(940)	(5,341)	(4,490)	51,982	66,750	13,870	-
Financial Income (Losses)
Financial revenues	1,218	1,133	41,865	22,114	3,732	3,033	2,143	-
Financial expenses	(428)	(636)	(423)	(1,572)	(6,518)	(7,506)	(15,029)	-
	790	497	41,442	20,542	(2,786)	(4,473)	(12,886)	-
Equity in results of investees	-	-	25,171	22,508	-	-	-	-
Operating Income (Losses)	8,812	(443)	61,272	38,560	49,196	62,277	984	-
Non-Operating Income (Losses)	(99)	(158)	106	399	(10)	6	-	-
Income (Losses) Before Taxes	8,713	(601)	61,378	38,959	49,186	62,283	984	-
Income tax and social contribution	(2,964)	(427)	(2,606)	242	(16,529)	(18,930)	(334)	-
Net Income (Losses) for the period	5,749	(1,028)	58,772	39,201	32,657	43,353	650	-

47 Breakdown of the Statement of Changes in Financial Position

SOURCE OF FUNDS	Parent Company		Consolidated

	2005	2004	2005	2004

FROM OPERATIONS
Net income	502,377	374,148	502,377	374,148

Expenses (revenues) not affecting net working capital:
Depreciation and amortization	-	-	328,906	308,910
Depreciation of property, plant, and equipment in service	-	-	328,636	308,778
Amortization of deferred assets	-	-	270	132

Long-term monetary variations, net	16,890	(4,175)	(38,942)	29,491
Of long-term receivables	(4,669)	(6,032)	(42,167)	(144,664)
Of loans and financing - in national currency	-	-	5,499	13,990
Of loans and financing - in foreign currency	-	-	(45,375)	15,354
Of debentures	-	-	13,492	50,646
Of other long-term receivables	21,559	1,857	29,609	94,165

Equity in the results of subsidiaries and investees	(634,791)	(420,132)	(13,501)	(5,849)
COPEL Generation	(231,741)	(27,423)	-	-
COPEL Transmission	(151,526)	(147,544)	-	-
COPEL Distribution	(187,003)	(206,992)	-	-
COPEL Telecommunications	(5,749)	1,028	-	-
COPEL Corporate Partnerships	(58,772)	(39,201)	-	-
COPEL Amec S/C Ltda.	-	-	(95)	(21)
Carbocampel S.A.	-	-	27	14
Braspower International Engineering S/C Ltda.	-	-	-	381
Centrais Eólicas do Paraná Ltda.	-	-	(201)	(243)
Foz do Chopim Energética Ltda.	-	-	(6,312)	(5,886)
Sercomtel S.A. Telecomunicações	-	-	285	10,759
Sercomtel Celular S.A.	-	-	2,092	(1,394)
Dominó Holdings S.A.	-	-	(9,519)	(10,170)
Escoeletric Ltda.	-	-	222	711

Deferred income tax and social contribution	(9,692)	21,617	(38,363)	30,650

Provisions for (reversals of) long-term liabilities	17,187	7,000	216,321	156,322
Suppliers of materials and services	-	-	267	136
Post-employment benefits	-	-	77,910	118,698
Account for Compensation of Portion A	-	-	72,360	-
VAT (ICMS) installment plan	16,950	-	26,218	-
Civil contingencies	28	-	4,735	28,017
Consumer contingencies - 1986 rate increase	-	-	4,549	-
Social security contingencies - INSS notices	-	-	7,379	7,081
Labor contingencies	-	-	18,163	(23,610)
Tax contingencies	209	7,000	4,740	26,000

Write-off of long-term receivables	-	-	85	68,274
VAT (ICMS) subject to offsetting - Kandir Law	-	-	85	68,274

Write-off of investments	-	-	-	18

Write-off of property, plant, and equipment in service	-	-	24,233	13,688

Write-off of deferred assets	-	-	103	-

Amortization of goodwill on investments	-	-	4,808	4,808
Sercomtel S.A. Telecomunicações	-	-	4,228	4,228
Sercomtel Celular S.A.	-	-	580	580

Total of expenses (revenues) not affecting net working capital	(610,406)	(395,690)	483,650	606,312

Adjusted result	(108,029)	(21,542)	986,027	980,460

SOURCE OF FUNDS	Parent Company		Consolidated

	2005	2004	2005	2004

FROM OPERATIONS
Dividends from investees and subsidiaries	239,041	130,060	4,576	5,237
COPEL Generation	129,966	26,052	-	-
COPEL Transmission	81,432	85,470	-	-
COPEL Corporate Partnerships	27,643	18,538	-	-
Sercomtel S.A. Telecomunicações	-	-	2,216	835
Sercomtel Celular S.A.	-	-	185	2,384
Dominó Holdings S.A.	-	-	2,175	2,018
				-
TOTAL FROM OPERATIONS	131,012	108,518	990,603	985,697

FROM THIRD-PARTIES
Withdrawal of judicial deposits and collaterals	-	-	-	25,000

Investees and subsidiaries	-	261,762	-	-

Transfer of investments	-	-	146	-

Customer contributions	-	-	39,675	47,925

Loans and financing	-	-	35,532	25,412
In national currency	-	-	35,532	25,412

Debentures	500,000	-	755,626	-

Minority interests	-	-	22,628	12,420
Companhia Paranaense de Gás - Compagas	-	-	12,202	15,771
Elejor - Centrais Elétricas do Rio Jordão S.A.	-	-	10,426	(3,351)

Transfer from long-term receivables to current assets:
Customers and distributors	-	-	22,814	20,836
CRC transferred to State Government	-	-	31,772	24,214
VAT (ICMS) paid in advance	-	-	1,518	32,907
Account for Compensation of Portion A	-	-	101,933	205,231
Loan agreements	475	7,961	475	612
Companhia Paranaense de Gás - Compagas	-	7,349	-	-
Foz do Chopim Energética Ltda,	475	612	475	612

Regulatory Asset - PASEP/COFINS	-	-	85,414	-

Other receivables	-	1,215	2,305	3,100
Compulsory loans in connection with vehicles and fuels	-	-	305	-
Installment plan - Onda Provedor de Serviços S.A.	-	1,215	-	1,215
Expenses paid in advance	-	-	2,000	1,885

TOTAL FROM THIRD-PARTIES	500,475	270,938	1,099,838	397,657

FROM THE REDUCTION OF NET WORKING CAPITAL	-	307,020	-	737,265

TOTAL SOURCES	631,487	686,476	2,090,441	2,120,619

USE OF FUNDS	Parent Company		Consolidated

	2005	2004	2005	2004

On the distribution of dividends	122,995	96,061	122,995	96,061

On property, plant, and equipment	-	-	668,866	597,276
On generation	-	-	20,957	18,325
On generation (Elejor - Centrais Elétricas do Rio Jordão S.A.)	-	-	225,091	193,967
On transmission	-	-	148,869	88,544
On distribution	-	-	241,114	233,808
On telecommunications	-	-	23,666	43,320
On piped gas (Companhia Paranaense de Gás - Compagas)			9,169	19,309
On general facilities	-	-	-	3

On long-term receivables
Customers and distributors	-	-	11,255	1,859
Wholesale Energy Market - supplement	-	-	549	-
Installment plan for customer debts	-	-	10,706	1,859

CRC transferred to State Government - reclassification of current portion	-	-	-	170,149

VAT (ICMS) paid in advance	-	-	2,232	11,407

Judicial deposits	-	7,056	19,826	32,420

Investees and subsidiaries	49,407	-	-	-

Account for Compensation of Portion A	-	-	13,884	111,937

Regulatory Asset - PASEP/COFINS	-	-	48,597	80,426

Other assets	-	-	1,647	1,271
Advance insurance payments	-	-	1,647	1,271

Total uses on long-term receivables	49,407	7,056	97,441	409,469

On investments	43,997	324	2,707	23,609
COPEL Transmission	3,400	-	-	-
COPEL Corporate Partnerships	40,597	-	-	-
Braspower International Engineering S/C Ltda.	-	-	-	381
Elejor - Centrais Elétricas do Rio Jordão S.A. (ágio)	-	-	-	22,815
Escoeletric Ltda.	-	-	2,500	-
Tax incentives	-	324	-	324
Other (studies and projects)	-	-	207	89

On deferred assets	-	-	752	911

Transfer from long-term to current liabilities:
Loans and financing	10,064	483,035	95,900	581,618
In national currency	-	-	56,572	62,989
In foreign currency	10,064	483,035	39,328	518,629

Debentures	-	100,000	-	100,000

Suppliers	-	-	64,321	33,807

Post-employment benefits	-	-	131,644	144,416

Transactions with derivatives	-	-	-	124,629

Account for Compensation of Portion A	-	-	28,767	-

USE OF FUNDS	Parent Company		Consolidated

	2005	2004	2005	2004
Transfer from long-term to current liabilities:

Taxes, social contributions, and other payables	36,196	-	80,457	7,216
VAT (ICMS) installment plan	36,196	-	50,353	-
Compagas loans with investees	-	-	-	7,216
R&D and energy efficiency programs	-	-	28,516	-
RGR - annual adjustment in installments	-	-	1,588	-

Judicial contingencies	-	-	693	1,607
Consumer contingencies - 1986 rate increase	-	-	-	1,607
Civil contingencies	-	-	693	-

Total transfer from long-term to current liabilities	46,260	583,035	401,782	993,293

On the increase of net working capital	368,828	-	795,898	-

TOTAL USES	631,487	686,476	2,090,441	2,120,619

Statement of variations in net working capital

Current assets at the beginning of the period	330,461	197,180	1,638,482	1,385,447
Current liabilities at the beginning of the period	787,757	347,456	2,293,501	1,303,201
Net working capital at the beginning of the period	(457,296)	(150,276)	(655,019)	82,246

Current assets at the end of the period	292,883	330,461	2,470,243	1,638,482
Current liabilities at the end of the period	381,351	787,757	2,329,364	2,293,501
Net working capital at the end of the period	(88,468)	(457,296)	140,879	(655,019)

Increase (decrease) in net working capital	368,828	(307,020)	795,898	(737,265)

48 Subsequent Events

a) Proposed buyout of El Paso’s interest in UEG Araucária

COPEL, in compliance with CVM Instruction no. 358/2002, disclosed to the market, on 17 February 2006, the signature of a Letter of Intent between the Company and El Paso Energy Araucária Company, following negotiations concerning the Araucária Thermal Power Plant, located in the State of Paraná, with 484 MW of installed capacity.

The main points agreed on were:

1)	COPEL shall acquire all the quotas in UEG Araucária Ltda. owned by El Paso, which represents 60% of the company’s capital, for an amount equal to US$ 190,000 (one hundred and ninety million dollars);

2)	This amount shall be paid in full upon signature of the final agreement, which shall take place until 30 April 06;

3)	The fulfillment of this Letter of Intent is subject to approval by ANEEL, by the Legislative Assembly of the State of Paraná, and by the EL Paso administrative bodies;

4)
Furthermore, El Paso and COPEL agree, in their condition as co-owners of the Araucária Thermal Power Plant, to suspend all pending lawsuits in state courts and the arbitration proceedings before the Chamber of International Trade in Paris.

b) Signature of an agreement with Petrobrás

COPEL, in compliance with CVM Instruction no. 358/2002, disclosed to the market, on 7 March 2006, the signature, on the previous day, in Rio de Janeiro, of an agreement concerning the pending issues in connection with the gas purchase agreement for supply to the Araucária Thermal Power Plant.

The agreement comprises the signature of an Out-of-Court Agreement, of a Letter of Consent to Transfer of Co-Ownership, and of a Letter of Intent.

Under the Out-of-Court Agreement, COPEL Generation, with COPEL as guarantor, acknowledges a R$ 150 million debt to Petrobras, which shall be paid in 60 monthly installments restated by the Selic rate (or by whatever index that replaces it), starting in January 2010. As a result of this agreement, the Company will reverse all provisioned amounts.

Under the Letter of Consent, Petrobras has declared no opposition to the acquisition, by COPEL, of El Paso’s quotas in UEG Araucária. Such operation, which is being formalized between COPEL and El Paso, will result in the increase of COPEL’s stake in UEG Araucária, upon payment of US$ 190,000, from the current 20% to 80%. Petrobrás will maintain a 20% interest.

Under the Letter of Intent, Petrobrás will make best efforts to meet the fuel supply requirements for the operation of UEG Araucária, starting in 2010, by providing either natural gas or an alternative fuel.

The agreement with Petrobrás and the Letter of Intent settle amicably the conflict regarding the contract for gas supply to the Araucária Thermal Power Plant and will allow the Company to pursue the technical and operational feasibility of the facility.

OPINION BY THE INDEPENDENT ACCOUNTANTS

To the Senior Management and Shareholders of

Companhia Paranaense de Energia - COPEL

We have reviewed the balance sheets of Companhia Paranaense de Energia – COPEL and the consolidated balance sheets of Companhia Paranaense de Energia – COPEL and its subsidiaries as of 31 December 2005 and 2004 and the corresponding statements of income, of changes in shareholders' equity, and of changes in financial position of Companhia Paranaense de Energia - COPEL and the corresponding consolidated statements of income and of changes in financial position for the fiscal years ended on those dates, prepared under the responsibility of Company management. Our duty is to issue an opinion about these financial statements.

Our reviews were carried out in compliance with the accounting rules applicable in Brazil, which require that reviews be made to ensure the adequate presentation of financial statements in all material aspects. Thus, our reviews comprised, among other procedures: (a) planning, considering the importance of balances, the volume of transactions, and the companies' accounting and internal control systems, (b) the verification, based on testing, of the evidence and of the records on which the disclosed accounting amounts and information are based, and (c) the evaluation of the most representative accounting practices and estimates adopted by the company management, as well as the presentation of the financial statements as a whole.

We believe these financial statements fairly represent, in all material aspects, the balance sheet and financial position of Companhia Paranaense de Energia – COPEL and of Companhia Paranaense de Energia – COPEL and its subsidiaries as of 31 December 2005 and 2004, and the results of operations, the changes in shareholders’ equity, and the changes in financial position of Companhia Paranaense de Energia – COPEL in the fiscal years ended on those dates, as well as the consolidated results of operations and changes in financial position for these years, in compliance with the accounting practices adopted in Brazil.

As mentioned in note 41 to the financial statements, the Company is challenging the calculations made by the Wholesale Energy Market – MAE (currently the Electric Energy Trading Chamber – CCEE), which take into account decisions by ANEEL contained in ANEEL Ruling no. 288/2002 and in ANEEL Resolution no. 395/2002, because it believes that these regulations introduced changes in the market rules prevailing at the time the corresponding transactions occurred. The amount under dispute is approximately R$ 610,000 thousand; no provision has been recorded by the Company, based on the opinion of its legal counsel, who believes that the chances of a favorable outcome for the Company are possible.

Curitiba, 23 March 2005

PricewaterhouseCoopers

Independent Auditors

CRC 2SP000160/O-5 "F" PR

Valdir Renato Coscodai
Accountant CRC 1SP165875/O-2 "S" PR

AUDIT COMMITTEE REPORT

The Audit Committee (the Committee), whose creation was authorized at the 71st Meeting of the Board of Directors of Companhia Paranaense de Energia—COPEL, on 19 May 2005, pursuant to the third paragraph of article 11 of its by-laws, is composed of three members at minimum, elected by the Board of Directors among its peers. The Committee features a “Financial Expert”, who is also its chairwoman, Mrs. Laurita Costa Rosa.

The Committee’s characteristics, composition, and operating rules are set forth by an Internal Charter, approved by the Board of Directors and added to the Company’s rules.

The Committee was appointed on 17 June 2005, after approval at the 164th Special Shareholders’ Meeting, and since then until the date herein, has held regular bimonthly meetings, in addition to monthly meetings with the Company’s executive officers, independent auditors, and the internal audit team in order to make inquiries and to review other matters within the scope of its powers.

Due to the complexity of its duties and to the need for more time for analysis and in-depth review of all relevant issues, the Committee focused during this period on its constitution and organization and on the issues which could present greater risk to the Company, both of financial and property nature. Internal and external audit procedures and internal controls were also properly analyzed and addressed.

In the exercise of its regulatory duties, the Committee, among other activities:

a)	contributed to and supervised the implementation of better corporate governance practices;

b)	approved the creation of the Confidential Reporting Channel, to receive reports of misconduct;

c)	reviewed and approved the financial statements of the Company for the second and the third quarters and for the fiscal year ended on 31 December 2005;

d)	monitored the actions aimed at compliance with the Sarbanes-Oxley Act and the progress of the implementation of the Company’s internal controls and procedures;

e)	reviewed the structure and inspected the Independent Auditors’ activities;

f)	evaluated the criteria and monitored the hiring of Independent Auditors for 2006;

g)	monitored the activities in connection with the 10 principles of the Global Compact;

h)	monitored the work program of the Chief Finance and Investor Relations Office and established goals for 2006, including the improvement of internal controls;

i)	analyzed the updating of the actions taken on account of the variations in the letter of internal controls of the independent auditors;

j)	monitored and guided the work of the internal audit team; and

k)	visited Company facilities and interviewed employees about technical issues, workplace and safety conditions.

There has been no record of any reports of violation of rules, lack of controls, actions or omissions by Company management which indicated the existence or evidence of fraud, flaws, or errors which jeopardized the continuity of COPEL or the credibility of its financial statements.

Based on the above, the Audit Committee recommends to the Board of Directors the approval of the Financial Statements of Companhia Paranaense de Energia – COPEL for the fiscal year ended on 31 December 2005.

Curitiba, March 24, 2006.

Laurita Costa Rosa

Acir Pepes Mezzadri

Rogério de Paula Quadros

FISCAL COUNCIL REPORT

The Fiscal Council of Companhia Paranaense de Energia - COPEL, in compliance with legal and statutory provisions, in addition to having monitored – by means of financial statement reviews – the economic and financial management of the Company, has reviewed the (Parent Company and Consolidated) Financial Statements for the fiscal year ended on 31 December 2005, comprising the Balance Sheet and other Financial Statements, and has also reviewed the Annual Report. Taking into account all the points discussed in the Opinion by PriceWaterhouseCoopers Independent Auditors, as well as all the information and clarifications made by them, the Council believes these financial statements fairly represent the balance sheet and financial situation of the Company and of its subsidiaries and their corresponding results of operations, so that these statements are suitable to be submitted to review and approval by the Shareholders.

Curitiba, March 24, 2006.

ANTONIO RYCHETA ARTEN
Chairman

HERON ARZUA

LINDSLEY DA SILVA RASCA RODRIGUES

MÁRCIO LUCIANO MANCINI

NELSON PESSUTI

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2006

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.